2010 Annual Report & Proxy Statement | The World Connected in Real-Time



net

Network Equipment Technologies

Dear Stockholders,

A year ago, NET was transitioning to an advanced, all-IP, development environment. We were selectively leveraging our existing resources and reducing costs, while gearing up to introduce new products targeted at the emerging unified communications and secure voice markets. We began to see the benefits of those decisions in fiscal year 2010 as we gained traction in the global enterprise market for our new products. NET's solutions deliver high performance networking, with equipment that is optimized for enabling software-powered, real-time communications.

Our fiscal year 2010 financial performance resulted in 13% year-over-year revenue growth, reflecting general improvement across all segments of our business. Continued close attention to our cost structure provided a strong balance sheet.

It is apparent that workforce trends are moving toward a more collaborative work environment. Several research companies have published forecasts for the unified communications (UC) market, and have noted that UC has become a differentiator for enterprises that implement it. Many organizations that have deployed UC are reporting improved collaboration productivity and enhanced conferencing benefits, which is accelerating their return on investment. However, UC is a solution deployed over time, so broad customer adoption and driving expansion within our existing customer base is important to our revenue plan.

Increasingly, we are also being brought into new opportunities with larger enterprises. Our prospect list continues to grow with more and more prospects among Fortune 1000 global companies. This is due in part to our strong direct-touch sales organization and to relationships with more than 400 partners world-wide that are leading the advancement of unified communications, including a recent global reseller agreement with HP, through which our networking products that support Microsoft UC applications will be sold by HP through their various operating units.

Product development and innovation are critical components of our strategy. As a Microsoft Gold Certified Partner, NET continues to focus on innovation to enable and extend interoperability and survivability for Microsoft unified communications. We are assembling a comprehensive set of solutions to help drive the adoption of UC.

Our Federal group continues to see solid business opportunities for our products from our installed base. Defense customers such as the Army are using our products to interface with the Defense Information Systems Network and to support American forces around the world. Other key customers include NATO, the Department of State, and the U.S. Marine Corps. Our VX Series products for secure voice provide a solution for the Department of Defense and allied agencies to take advantage of the next generation of secure phones and integrate them with legacy equipment. NET Federal is qualified as a Microsoft voice partner for the Federal government market, supporting our efforts to address unified communications for government customers.

We have a strong leadership team in place to oversee that our goals are being achieved, with recent additions to our executive staff including James Fitzpatrick, who joined us at the beginning of the year as a vice president of NET and President of NET Federal, and David Wagenseller, who was recently promoted to Chief Financial Officer. Looking ahead, we are focused on growing our unified communications and secure voice sales throughout the next fiscal year as adoption of these technologies expands globally with government and enterprise customers. Our mission is to be the industry's best enabler of real-time communications. We will work towards extending the capability and preserving the value of our customers' existing communications infrastructure while providing them the best solutions for evolving their networks and incorporating new communications technologies.

I believe we have a foundation for growth, with superior products, global partners, and an exceptional team of professionals that share in the common goal of NET's future success.



C. Nicholas Keating, Jr.
President and Chief Executive Officer

Summary of Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual Report** Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **March 26, 2010**.

OR

☐ **Transition Report** Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________.

Commission File Number 001-10255

NETWORK EQUIPMENT TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-2904044**
(State of incorporation)	(I.R.S. Employer ID Number)

6900 Paseo Padre Parkway
Fremont, CA 94555-3660
(510) 713-7300
(Address of principal executive offices, including zip code, and telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

7 1/4% Convertible Subordinated Debentures	**3 3/4% Convertible Senior Notes**
(Title of class)	(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No (Not applicable.)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See the definitions in Rule 12b-2 of the Exchange Act.)
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): ☐ Yes ☒ No

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the NASDAQ Stock Market, LLC on September 25, 2009, which is the last business day of the registrant's most recently completed second fiscal quarter) was approximately $107,764,000. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's Common Stock, par value $0.01, as of May 21, 2010 was 30,013,000.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on or about August 10, 2010 are incorporated by reference in Part III of this Form 10-K to the extent stated herein.

NETWORK EQUIPMENT TECHNOLOGIES, INC.

FORM 10-K

March 26, 2010

INDEX

PART I

Forward-Looking Statements

Statements contained in this Form 10-K that are not historical facts are forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. A forward-looking statement may contain words such as "plans," "hopes," "believes," "estimates," "will," "continue to," "expect to," "anticipate that," "to be," or "can affect." Forward-looking statements are based upon management expectations, forecasts and assumptions that involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Many factors may cause actual results to vary including, but not limited to, the factors discussed in this Form 10-K. We expressly disclaim any obligation or undertaking to revise or publicly release any updates or revisions to any forward-looking statement contained in this Form 10-K except as required by law. Investors should carefully review the risk factors described in this Form 10-K along with other documents the Company files from time to time with the Securities and Exchange Commission (SEC).

ITEM 1. BUSINESS

Overview

Network Equipment Technologies, Inc. (NET), founded in 1983, develops and sells voice and data networking solutions that enable the integration and migration of existing networks to secure internet protocol (IP)-based communications. We have more than 25 years of operating history and a worldwide customer base that includes both government entities and enterprise customers. Our enterprise customer base includes large enterprises adopting unified communications (UC) and small- to mid-sized businesses (SMBs) implementing new Voice-over-IP (VoIP) technologies. Our government customers include a variety of federal and international agencies and organizations, including civilian and defense agencies and resellers to such entities. In addition to our direct sales capabilities, we are developing relationships with integrators, resellers and technology leaders to help drive our enterprise business. Our global support and service organization, along with third-party service organizations, provides installation and other professional services, a variety of maintenance programs, technical assistance, and customer training.

Today, our solutions are focused on enabling our enterprise and government customers to cost-effectively migrate to next-generation IP networks, unified communications platforms, secure voice applications, and high-speed multiservice wide area networking (WAN) transport networks. Our voice solutions include the VX Series and the Quintum Series of switching media gateways. Our multi-service solutions include the Promina platform and the NX Series high speed multi-service network exchange platform.

The VX Series and Quintum Series product lines provide enterprise customers with voice interoperability solutions that enable existing private branch exchange (PBX) and IP-PBX systems to work together with new unified communications platforms and IP-based service provider networks offering session-initiation protocol (SIP) trunking services. The VX Series also provides IP-based solutions to government agencies requiring high bandwidth efficiency and call performance for secure voice communications. The Quintum Series also provides traditional VoIP switching gateway solutions for SMBs and smaller branch offices within large enterprises.

NET's multi-service solutions include the Promina, NX1000 and NX5010 platforms. The Promina product line is our traditional multi-service platform, which has been serving government agencies and large enterprises for many years, providing industry-leading network reliability and security. The NX Series products are high-performance networking platforms that provide high-grade data transfer between storage area networks (SANs) and wide-area networks (WANs) and enable secure grid computing. Our NX1000 platform provides an extensive, compact, WAN switching solution that enables mission-critical, multi-service and serial data applications to integrate and aggregate into IP-based networks. The NX5010 platform enables high-speed, secure interconnection and extension of geographically distributed grid computing clusters and SANs, providing data transfer at rates of ten gigabits per second (10 Gbps).

Our consolidated financial information for the last three fiscal years is set forth under Item 8 – Financial Statements and Supplementary Data. We use consolidated financial information in determining how to allocate resources and assess performance. For this reason, we have determined that we are engaged in a single reportable segment.

Industry Background

Telecommunications networks have evolved rapidly over the past few decades. The 1980s saw a shift away from public networks and application-specific networks to integrated private networks. These early WANs were constructed around fully-dedicated circuits to achieve high reliability along with cost savings. During the early 1990s, with the increasing availability of high-bandwidth switched digital services such as Integrated Services Digital Network (ISDN) and frame relay, demand grew for enterprise network platforms to manage switched services in conjunction with enterprise networks. In response to expanding requirements for equipment to support multiple technologies, application types, and services on a single communications platform, multi-service platforms were developed.

Today, the rapid expansion in use of the Internet for commercial and consumer purposes, and the growth of data services as an increasing portion of telecommunications traffic, has resulted in tremendous demand for broadband solutions using cell or packet switching, as contrasted with narrowband circuit-switched approaches. Despite significant advances in packet-switching technology, circuit-switched networks continue to offer certain advantages for networks requiring the most secure and reliably deterministic communications. Although demand has been declining for a number of years, there is still currently a small market for circuit-switched products, particularly in environments with low bandwidth requirements.

With the advent of IP-based technologies, traditionally separate voice and data environments have begun to converge, allowing for the transmission of voice along with other data over packet-routed networks, and providing an alternative to traditional circuit-switched telephone networks. As a result of the potential cost savings and added features of VoIP, consumers, enterprises, telecommunication service providers and others are increasingly adopting VoIP for their voice communications. This growth has been aided by technological advances that have recently improved the quality and reliability of VoIP connections to rival that of traditional telephone circuit service, including security features, and by innovations that allow VoIP connections to include services not available on traditional voice-only networks. VoIP transmissions, by virtue of the data flow over open packet-routed networks, are inherently not secure unless encryption or other security enhancements are applied to the transmission.

The increasing use of VoIP transmissions over different types of networks, such as fixed-line, cellular, and short-distance wireless, creates an opportunity to use a single protocol for these transmissions, allowing for a convergence of fixed and mobile communications. As an example of this fixed-mobile convergence enterprises can enable subscribers to roam and handover calls between cellular networks and public and private wireless networks using dual-mode mobile handsets. With the proliferation of communications equipment and devices such as PBXs, mobile phones, and desktop-PC clients, along with a multitude of communications tools such as e-mail, voicemail, calendaring, internet messaging (IM), and video conferencing, enterprises are facing significant challenges to enable their workforces to efficiently manage their communications. To address this complexity, a number of large companies including Microsoft, HP and IBM have announced UC strategies and platforms, which are aimed at integrating these various forms of communication.

As the U.S. Federal Government moves to an all-IP network, there will be new applications, such as field-deployable VoIP gateways, secure data transmission in high performance networks, and grid computing applications. For example, many government agencies must incorporate advanced, high-speed data services into their networks while providing interoperability with the broad base of network technologies and applications that have been deployed over the years. Many new applications, such as those involving grid computing, will require high-bandwidth data transfer between SANs and WANs. InfiniBand is a communications technology for high performance networks that can interconnect large "compute clusters" due to its progressive scalability and extremely low latency. Until now, InfiniBand has been confined within the data center due to its sub-20 meter cable length limitations. New, very high-speed network processing chips make it possible to remove this limitation, so that remotely located data centers and grid computing elements can be interconnected seamlessly with InfiniBand.

Enterprise businesses adopting unified communications face a challenge in the migration of their existing telephony technologies to a new UC environment without disrupting existing operations. In performing the migration, they must address not only internal connections but also the myriad forms of contact with customers and other external business partners. Any solution must be able to access the hardware of existing telephony networks as well as new wired and wireless IP telephony services and devices. For UC to work effectively, the communication connectivity must be device-, application-, and network-independent. In addition, UC implementations will typically require capabilities for remote office support and survivability, security, high call-processing performance, and the ability to handle special routing and administration needs.

Business Strategy

Our strategy is to provide customers with intelligent, multi-service network and VoIP platforms for the secure, high-speed transport of voice, video, and data traffic that are designed to:

- Support the intelligent connectivity of a broad array of communications networks and equipment.
- Extend the viability of legacy communications systems.
- Facilitate network evolution allowing customers to move to advanced communications systems at a pace that fits the needs of their business.
- Reduce the risks associated with introducing new network technologies into users' operations.

The following are key elements of our strategy:

Leverage our incumbent position in the government market. We were a pioneer of the concept of multi-service networking and have been delivering these mission-critical capabilities for more than 25 years. The installed base and revenue contribution from our narrowband Promina product line, sold primarily to government entities in recent years, are declining, but Promina continues to generate a significant portion of our revenue. We intend to leverage our installed customer base, particularly the government, for future sales of our new broadband and VoIP telephony platforms, enabling the transition to VoIP while continuing to support legacy traffic and applications.

Design and develop industry leading communications equipment. We consider technological and product leadership to be critical to our future success. We have broad experience with mixed-service and multi-protocol networks, enabling us to develop solutions for a wide range of applications. We have extensively refined the features and technologies of our more mature products over their long product lifecycles. We strive to leverage this technological background to develop new products and additional functionality for existing products to meet our customers' escalating requirements, specifically for VoIP conversion and secure voice applications. We believe that our newer products are helping accelerate the communications industry's rapid transition to software.

Leverage relationships with key partners. In addition to direct sales to large enterprise and government customers, we are expanding our relationships with resellers, distributors, and other vendors. We enter agreements with technology suppliers to supplement our internal development efforts and may enter agreements with original equipment manufacturers for penetration into specific markets. We also seek relationships with systems integrators, software solutions providers, and large incumbent vendors globally that can facilitate success in global enterprise networks, expansion of our sales channel, and participation in major government projects.

Align with partner-driven UC strategies. We are focused on expanding our network of global partners with the scale and expertise to address UC market opportunities. Microsoft, IBM, HP and other large hardware and software vendors are either pursuing or have announced strategies and products for the UC market. As a technology enabler of their strategies, we have worked and will continue to work closely with these companies. Microsoft has been a customer of ours for several years. This relationship has helped us to align our product development and resources to support Microsoft's unified communications strategy and, as a result, we believe we are positioned to partner with other Microsoft solution providers. Through alliances with well-respected systems integrators and resellers, we are establishing channels for our products into the enterprise and government markets.

Provide value-added service and system integration capabilities. Since our inception, we have viewed customer service and support as a key element of our overall strategy and a critical component for our long-term relationship with customers. Customers around the world turn to us not only for the reliability and performance of our products but also for our comprehensive support services that optimize the value of those products.

Acquire companies that provide complementary technology, products or capabilities. As we continue to penetrate the government and enterprise sectors, our customers have provided us valuable feedback on their needs beyond the scope of our current product offerings. Based on that insight and the limits of our own internal development capabilities, we expect to pursue complementary acquisitions that will enhance our product portfolio, enabling our sales force and channels to offer highly integrated and high function solutions.

Products

Voice and Mobility Products

Our voice and mobility platforms include our VX Series switches and our Quintum Series gateways.

The VX Series – our voice exchange platform:

The VX Series enables high-performance, secure VoIP communications. The VX Series is a fully-integrated multi-service voice switch, which can be deployed to integrate VoIP and VoIP-based systems into legacy voice network infrastructure. The VX Series extends advanced call system features from centralized voice systems to remote locations. With its remote survivability features, the VX Series provides continuous, local call service and intelligent trunk routing in the event of network connectivity failures. It can also be integrated into existing mission critical networks as well as deployed as the primary solution in green field applications.

The VX Series supports advanced capabilities for government and enterprise customers. The system's high call rates, security, and advanced protocol translation, along with industry standard interfaces, provides exceptional compatibility with the most sophisticated VoIP applications.

To address needs of the U.S. Federal Government, the VX Series provides a VoIP-based secure voice solution with high bandwidth efficiency and call performance. A high bandwidth utilization rate is particularly important in expensive, limited bandwidth situations such as satellite links. The VX Series also enables the use of secure calls on IP networks. Our VX switches provide end-to-end, tactical-to-fixed site connectivity. Key features that enable high-quality secure voice calls include data compression, forward error correction, echo cancellation and jitter correction – all critical factors when operating in tactical, high-latency or unpredictable network environments. For tactical deployment, the VX Series is available in form factors small enough to fit into a backpack.

The VX Series also has specific design elements that support unified communications. The VX Series enables unified communications on both legacy PBXs and IP-PBX's, providing support for devices based on SIP, as well as unified communications and unified messaging.

Our VX Series product line consists of the VX1800, VX1200, VX900, VX900T, and the VX400.The VX1800 is a relatively large capacity switch, supporting voice applications related to both the commercial and Federal markets. The VX1200 contains features at a cost point intended to satisfy the requirements of the enterprise UC market. The VX900 supports one to eight T1/E1 connections or 240 simultaneous voice calls, with support for Secure Telephone Unit (STU) phones. The VX900 chassis is one rack unit (1RU) high and the field-deployable VX900T is approximately half the size. The VX400 is the first deployment of our VX Series on DTECH LABS, Inc.'s second generation mobile VoIP hardware platform. Targeted at the tactical government, military and first-responder markets, the VX400 offers the functionality already available in our VX900, but is designed to support one to four tactical secure call users, plus data, over an IP-based satellite network infrastructure.

Our VXe software release, introduced last fall, offers enhanced value to enterprise voice customers by reducing the network infrastructure footprint and lowering the operational and capital costs for UC deployments. This solution is suited to large enterprises with multi-site locations such as banks, retail stores, and professional services firms that typically have multi-site requirements.

In fiscal 2010, 2009, and 2008, our VX Series and predecessor products accounted for 22.3%, 19.8% and 29.2% of product revenue, respectively.

SmartSIP product line - SIP for OCS:

We recently acquired the SmartSIP software and customer base from Evangelyze Communications. SmartSIP, running on hybrid gateways or on a standalone server, allows standard SIP phones to be provisioned and used as extensions in a Microsoft OCS deployment. With SmartSIP, expected to be available early in fiscal 2011, an enterprise that has already invested in SIP phones or an IP-PBX and now considering a deployment of OCS, can use that equipment rather than purchasing new SIP phone systems.

Quintum Series – our multipath VoIP gateways:

Our Quintum platform addresses VoIP gateway technologies for small- to mid-sized businesses. Having similar architecture to our VX Series products, Quintum Series products support general business VoIP applications and are sold at lower price points than the VX Series. Like the VX Series, Quintum products support "any to any" multipath switching, provide branch office survivability, and are designed to simplify deploying VoIP applications into existing legacy voice networks. The Quintum products also have a broad set of interfaces and configurations that allow them to be integrated into nearly any type of existing voice network, supporting as few as two analog ports and as many as 32 T1/E1 trunks or 960 VoIP calls. Quintum products are sold into a variety of VoIP applications including: multi-office VoIP trunking, IP-PBX support and branch office gateways, service provider VoIP "customer premise equipment", and now UC applications. We also have a number of relationships where these products support applications of major VoIP system and services vendors including Microsoft, Nortel, Avaya, NEC Sphere and others.

In fiscal 2010, 2009, and 2008, the Quintum Series accounted for 16.6%, 23.5% and less than 10% of product revenue, respectively.

The VX Series and Quintum Series switches and gateways have been qualified under the Microsoft Unified Communications Open Interoperability Program for Microsoft Exchange Unified Messaging, Microsoft Office Communications Server 2007 and Microsoft Office Communications Server 2007 Release 2.

Multi-service Networking Products

Our multi-service networking platforms include Promina and the NX Series network exchange platforms.

Promina – our established multi-service access platform:

Our Promina family of multi-service access products integrates voice, data, image and video traffic across a single network infrastructure. The Promina platform, tailored to circuit-switched networks, provides mission-critical support for a wide variety of communications applications and traffic types, including ATM, frame relay, IP, and ISDN signaling. Promina products offer a broad range of user-side interfaces, enabling standards-based connection of communications equipment, whether located at a service provider's switching facility or at an enterprise or government customer's premises.

The Promina platform features advanced network management services, which provide a high degree of visibility into network operations. For fault tolerance and high network reliability, our Promina products can be configured with redundant power, common logic, and trunk interfaces. These products incorporate distributed network intelligence that allows the network to quickly and automatically reroute traffic in the event of failure of a component.

The Promina product family includes a range of systems for various node sizes, with various processor, application, and interface modules. We offer a broadband aggregation mechanism for Promina customers with the Promina Broadband Shelf, providing government customers with a broad range of ATM and IP technology. Our Promina networks are monitored and controlled by netMS, an integrated network management solution. We also offer an IP trunk interface for Promina, enabling direct IP connections to the Promina platform.

In fiscal 2010, 2009, and 2008, our Promina products, including the Promina Broadband Shelf, accounted for 38.6%, 44.9% and 57.0% of product revenue, respectively.

The NX1000 Series – our IP-enabled multi-service platform:

The NX1000, an extension of our Promina product line, provides a flexible, cost-effective IP aggregation solution that facilitates migration of legacy traffic to IP. It is fully interoperable with the existing Promina product line, delivering an all-new architecture and built-in capability to converge legacy applications onto an IP-based network while also providing four times the bandwidth of similarly sized Promina models. The NX1000 adds multi-service aggregation capabilities to the NX Series' product line-up and is housed in a field-deployable, compact and lightweight chassis. It fits well into tactical and first-responder applications as well as supporting applications for high speed serial or legacy migration to IP, IP-based satellite transport, and tactical to fixed-site connectivity. The NX1000 also offers higher speed data interfaces, diskless data storage, and an optional rubidium atomic clock module to provide a high level of accuracy and synchronization for bit synchronous applications over IP.

The NX5000 Series – our high speed multi-service network exchange platform:

The NX5000 Series products are high-performance networking platforms that provide high-grade data transfer between SANs and WANs and secure grid computing. Responding to increasing demand for secure, high speed, multi-service networking and LAN/SAN virtualization, NET partnered with Bay Microsystems, Inc. to develop an agile, high-speed exchange platform. This platform, the NX5000 Series, has speeds of 10 Gbps and the product architecture is scaleable to much higher speeds. The first product in our NX5000 Series, the NX5010 platform, is a next-generation, high speed multi-service aggregation and switching platform for mission-critical communications. This platform enables customers with geographically distributed computing and storage resources to connect as if they were co-located within the same LAN or data center and makes it possible to collapse into a single integrated system the multiple switches currently required to perform SAN to WAN communications. The NX5010 significantly improves our customers' ability to transfer large amounts of data throughout disparate networks on a single switch. Initially targeted at government and financial customers, the NX5010 also addresses our customers' increasing need for secure, high speed, versatile networking. It is scalable and compact, with a very small footprint only two rack units high. The NX5010 has been tested in field trials using a variety of protocols, including InfiniBand, IP, Ethernet, and multiprotocol label switching.

In fiscal 2010 and 2009, NX Series product sales accounted for 21.9% and 11.4% of product revenue, respectively. In fiscal 2008, the second year the NX Series products were made commercially available, sales accounted for less than 10% of total revenue.

Customers and Markets

NET is focused on the UC and secure communication markets, providing sophisticated network communications solutions to enterprises and government organizations worldwide. We pioneered multi-service networking and have been delivering this capability for more than 25 years. Our expertise is supporting the most demanding communications applications such as those that require high security, field reliability, high bandwidth or advanced features. Our customers are information and communication-intensive organizations, who may be local, national, or global in their operations. We identify our markets as two primary groups: government and enterprises. Government customers include but are not limited to U.S. defense and intelligence agencies, civilian agencies such as the Federal Aviation Administration and the Federal Emergency Management Agency, and international organizations such as NATO and foreign defense ministries, as well as resellers to such entities. We target enterprise customers in a variety of sectors such as financial services, manufacturing, transportation, and retail. In recent fiscal years, commercial sales of our Promina-based solutions have mostly been sales in emerging markets such as Eastern Europe or upgrades to our installed base in Western Europe.

Sales to the government sector represented 78.6%, 72.8% and 87.5% of NET's revenue in fiscal 2010, 2009, and 2008, respectively. We do business with the government both as a direct contractor and as a subcontractor. A substantial portion of the revenue generated from our government customers is based on our contract with the General Services Administration (GSA), as well as through direct contracts such as with the Department of Defense and NATO. Some of these contracts may also be used by other government agencies. Our current GSA contract expires in July 2010.

In fiscal 2010, General Dynamics Corporation accounted for 22.7% of NET's revenue. These sales are included in the sales to the government sector. In fiscal 2009, no single customer accounted for more than ten percent of NET's revenue. In fiscal 2008, ITT (formerly EDO Corporation), a government system integrator, and SPAWAR, a U.S. defense agency, accounted for 18.4% and 13.5%, respectively, of NET's revenue. Excluding aggregate orders from a variety of government agencies, no other single customer accounted for more than ten percent of our revenue in fiscal 2010, 2009, or 2008.

Our commercial revenue from international customers accounted for 13.8%, 9.8% and 6.9% of total revenue for fiscal years 2010, 2009, and 2008, respectively. Going forward, we believe our revenue growth in the enterprise markets will largely be driven by the acceptance of UC and other enterprise secure voice applications. As an incumbent supplier into Microsoft's internal voice network, we are working closely with Microsoft and its key partners as they introduce new enterprise-focused unified communications and unified messaging products, of which our VX Series is a key enabler.

Competition

The market for telecommunications equipment is highly competitive and dynamic, has been characterized by rapid changes to and the convergence of technologies, and has seen a worldwide migration from existing circuit technology to packet-based IP technologies. We compete directly, both internationally and domestically, with many different companies, some of which are large established suppliers of end-to-end solutions such as Alcatel-Lucent, Avaya, Cisco Systems, Juniper Networks, Nortel, and Siemens. In addition to some of these large suppliers, a number of other smaller companies are targeting the same markets as we do. Particularly, in the UC market, Audiocodes Limited and Dialogic Corporation provide competitive solutions and are also partners with Microsoft. We believe our long operating history and strong balance sheet give us some of the advantages of larger businesses, while our small size and targeted focus give us some of the advantages of smaller companies. Our larger competitors, however, have greater overall financial, marketing and technical resources than we do and offer a wider range of networking products than we offer and can often provide customers a complete network solution. They often can compete favorably on price because their sales volume and broad product lines can allow them to make discounted sales while maintaining acceptable overall profit margins. Conversely, our smaller competitors may have more ability than we do to focus their resources on a particular product development unencumbered by the requirements to support an existing product line, allowing greater flexibility in their market strategies.

Sales

We sell our products and services through both direct and indirect sales channels worldwide, including large government systems integrators. We support the sales force effort with systems engineers who provide customers with pre-sale and post-sale technical assistance which allows NET to gain more in-depth knowledge of customers' network requirements. Our business is generally not seasonal, though we have been affected by delays in adoption of government entity budgets and spending patterns of the Federal Government at its September fiscal year end.

We intend to make greater use of distributors and integrators in some markets, especially for the VX Series product line and as a result of the addition of Quintum's worldwide indirect sales channel, have broadened our indirect channel. Our international sales, other than those made to foreign ministries of defense, are made through indirect channels that are augmented by the efforts of a local sales force. In addition to the marketing and sale of products, international resellers provide system installation and technical support. International resellers have non-exclusive agreements to resell NET products within particular geographic areas. Resale agreements do not contain a sales commitment or required sales quota.

Backlog

We manufacture our products based upon our forecast of customer demand, and we often build products in advance of receiving firm orders from our customers. Backlog is generated upon receipt of a valid customer purchase order. Orders for NET's products are generally placed by customers on an as-needed basis, and we typically have been able to ship these products within 30 to 90 days after the customer submits a firm purchase order. As a U.S.-based company, we are required to give priority to Federal Government rated "defense-expedite" orders, which may cause the backlog of other customers' orders to become delinquent. Because of the possibility of customer changes in delivery schedules or cancellation of orders, NET's backlog as of any particular date may not be indicative of sales in any future period.

Customer Service

The markets, customers and complex challenges of the networking industry described above require support, service and other assistance in the development, operation and expansion of a customer network. We provide a wide range of global service and support options to customers and resellers of our products. Service offerings include product installation and other professional services, a choice of different hardware and software maintenance programs designed to meet the varying needs of our customers, parts repair, remote and on-site technical assistance, and customer training. In addition, NET provides web-based services to assist the self-directed efforts of more technically capable customers and partners.

Our Technical Assistance Center (TAC), which is staffed by engineers trained in networking products, is set up to assist customers remotely over the telephone. TAC engineers have the ability to replicate customer problems and test proposed solutions prior to implementation. Maintenance support from TAC, whether provided over the web or over the telephone, is fee-based under either an annual fee contract or on a time-and-materials basis.

Customer training on our products is provided to both end-users and resellers worldwide. We provide training both at NET facilities and at customer and reseller sites. Our training services can be customized to meet the special requirements of our customers. Customers are charged per person per class for training. We also offer a portfolio of computer-based training sessions for our products, which are licensed on an individual or site basis.

Through a contractual arrangement with the Company, CACI International Inc. (CACI) has certain rights to provide maintenance and other services to the Company's Federal customers. Under the current arrangement, both companies sell services for NET products, other than the Quintum Series products, and each company is responsible for various aspects of service delivery. CACI is responsible for maintenance support for first-level calls and on-site repairs, NET provides spares logistics and bug fixes; and both companies provide training services. Under a revenue-sharing arrangement, revenue from maintenance services is shared between both companies, regardless of which company sells the services. The receipts from sales of these services are shared based on a pre-determined percentage, which is currently 37% for NET and 63% for CACI but may be higher or lower based upon the total annual amount of sales of these services. As such, 63% of NET's receipts that are subject to the agreement is remitted to CACI, and conversely, 37% of CACI's receipts that are subject to the agreement is remitted to the Company. Receipts from sales of training services are shared based on sales volumes but to date, training services revenues have not been significant for either NET or CACI. The Company records amounts derived from sales by NET as gross revenue and records amounts remitted to NET by CACI as net revenue. This arrangement expires December 1, 2010, after which the Company intends to perform these services itself and to retain the revenue associated with these services.

Our Quintum Series product line is in large part sold through distributors, who generally perform service and support to the end customers.

In fiscal 2010, 2009, and 2008, service and support revenue accounted for 22.0%, 22.2% and 11.7%, respectively, of NET's revenue.

Manufacturing

We outsource our product manufacturing. For the Promina, NX Series and VX Series, we outsource our manufacturing, including assembly and structural test, to our primary contract manufacturer, Plexus Corp. (Plexus) which is located in the U.S. For the Quintum Series product line, some manufacturing is performed by contract manufacturers in Asia and we perform final assembly and test at our own facilities in the U.S., China and Hong Kong. Each of our contract manufacturers is the sole vendor with whom we have contracted for the assemblies and finished goods they manufacture for us.

Under our agreement with Plexus, which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, we must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize we must take ownership and pay for such inventory. This activity may increase our owned inventories.

At March 26, 2010, our deposit on inventory held by Plexus was $5.7 million, of which $1.7 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

The Company regularly evaluates its inventory, including inventory held by Plexus and the amount on deposit with Plexus. As a result of these evaluations, we recorded charges of $1.9 million and $5.2 million to cost of revenue in fiscal 2010 and 2009, respectively.

Several key components of our products are available only from a single source, including certain integrated circuits and power supplies. Depending upon the component, there may or may not be alternative sources or substitutes. Some of these components are purchased through purchase orders without an underlying long-term supply contract. Any delay or difficulty in obtaining needed components could seriously impact our ability to ship products.

We attempt to maintain sufficient inventory to ship products quickly, normally within 30 to 90 days after receipt of an order. Scheduling of production and inventory supply is based on internal sales forecasts. Generally, our customer contracts allow the customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those time frames with a penalty. Because of these and other factors, there are risks that excess or inadequate inventory levels could occur.

We are focused on continually enhancing the quality of products and services delivered to customers worldwide. This includes improving the quality of supplied components, subassemblies and internal processes. As part of this continuing process, NET is ISO 9001:2008 registered.

Research and Development

We believe that our long-term success depends on our ability to maintain product and technology leadership. The networking equipment industry is characterized by rapid technological change, evolving industry standards, frequent new product introductions, enhancements to products currently in the market and constantly changing customer requirements. To compete effectively, NET must be able to bring new products to market in a timely and cost-effective manner and provide existing customers an attractive migration path to our newer products. Along with making continued investments in our internal research and development, we also enter into development agreements with other technology suppliers and may make strategic acquisitions to obtain needed technology and resources.

We continually monitor relevant markets and our customers' businesses and technology developments in order to develop products that proactively address customer needs. The majority of our research and development activity is focused on packet-based technologies, particularly VoIP and high-speed networking.

While most product development activity is undertaken by NET employees, we enter into license and technology agreements to accelerate development of new products or expand the scope of development efforts, as well as outsource some of our product development activities.

In fiscal 2010, 2009, and 2008, NET's research and development expenditures were $19.2 million, $21.8 million and $24.3 million, respectively.

Employees

As of March 26, 2010, we had 247 full-time employees. None of our employees are represented by a labor union. We consider our employee relations to be good.

Geographic Information

See Note 13 to our consolidated financial statements.

Intellectual Property

We believe that the development of our intellectual property portfolio is central to our success and ability to compete effectively. We devote considerable resources to invent and develop new technologies and then to protect these technologies from unauthorized use. We have a program to seek protection of our proprietary technology under various protection frameworks such as patent, trade secret, trademarks and copyright protection. We seek protection in the United States and in select foreign countries where we believe filing for such protection is appropriate. We believe that ownership of patents, trade secrets, trademarks and copyrights is central to our ability to defend ourselves against intellectual property infringement allegations. We also seek to protect our inventions, trade secrets and other confidential information by non-disclosure policies. All of our employees and contractors sign confidentiality and invention disclosure agreements. Any person outside NET receiving NET confidential information either signs a non-disclosure agreement prior to receiving proprietary technology information, is a licensee of NET, or is bound by a professional duty of confidentiality.

Over the past twenty years, a number of patents have been issued to NET in the United States, Europe and Japan. In fiscal 2010, we were granted 12 U.S. patents, and now hold a total of 68 U.S. patents. These patents will expire between May 2010 and March 2027. We expect to continue filing patent applications as we develop new products and technologies. We have not historically pursued claims against other companies based on possible infringements of our patent portfolio, but we believe that our investment in intellectual property protection can offer defenses to claims against us and may provide an additional source of future revenue.

For each of our product lines, we license some of our technology from third parties. Some of these licenses contain limitations on distribution of the licensed technology, are limited in duration, require royalty payments, or provide for expiration upon certain events such as a change in control of the company. The platform for our NX5000 Series product line was developed in partnership with a third party and includes key components manufactured by the third party. We paid a license acquisition fee for the technology and also pay a royalty on units sold pursuant to a license agreement with the third party. We are currently funding additional development of the platform under an amendment to the license agreement.

Executive Officers

The executive officers of NET and their ages at May 21, 2010 are as follows:

Name	Age	Position
C. Nicholas Keating, Jr.	68	President, Chief Executive Officer and Director
James T. Fitzpatrick	56	Vice President of NET and President of NET Federal
Talbot A. Harty	46	Vice President, Chief Development Officer and Chief Information Officer
Francois P. Le	56	Vice President, Global Sales
Pete Patel	57	Vice President, Global Operations
Frank Slattery	49	Vice President and General Counsel
David Wagenseller	53	Vice President and Chief Financial Officer

C. Nicolas Keating, Jr. has served as NET's President and CEO since July 2005 and as a Director of the Company since November 2001. From October 2000 to February 2004, Mr. Keating was President and CEO of IP Infusion, a software developer and licensor of advanced networking software for enhanced IP services. Previously, he was President and CEO of US SEARCH.com, a Web-based provider of on-line information services to individual, corporate and professional users. From 1993 to 1998, he was an advisor to a number of worldwide organizations, including AT&T and Lucent Technologies. From 1987 to 1993, he was a Vice President and corporate officer of NET. Mr. Keating is a member of the Board of Trustees of the Asian Art Museum Foundation of San Francisco and is a San Francisco City Commissioner and Vice Chair of the Asian Art Commission. He is also on the Board of Trustees of American University in Washington, D.C. Mr. Keating received his BA and MA from American University and was a Fulbright Scholar to Mexico. Prior to his business career, Mr. Keating worked in the State and Commerce Departments in international positions and served as a First Lieutenant in the United States Army.

James T. Fitzpatrick joined NET in April 2009 as President of NET Federal and an officer of the Company. Prior to joining the Company, he was Vice President of Federal Sales for Ericsson Federal (formerly Marconi Federal). At Marconi Federal, he oversaw channel sales and partner programs and was in charge of business development. Mr. Fitzpatrick previously held senior management positions at NCR and AT&T, in the areas of sales, marketing, business development and large scale program management, along with legal, financial and contract management. Mr. Fitzpatrick earned a bachelor's degree from Marquette University and a law degree from the University of Baltimore, and did additional graduate studies in Information Technology at Johns Hopkins University.

Talbot A. Harty joined NET in November 2003 and assumed the role of Vice President, Chief Development Officer and Chief Information Officer in October 2005. He previously served as Sr. Director of the Company's Information Technology organization. From 2002 until he joined NET, Mr. Harty was Vice President of Product Development at Perfect Commerce, a provider of on-demand supplier relationship management solutions. From 2000 to 2001, he served as Vice President of Product Marketing at Mobileum (now Roamware), a provider of value-added voice and data roaming services. Prior to that, he held senior positions in information technology, operations, and research and development at a number of high-technology companies. He also sits on technology advisory boards for a number of start-up companies.

Francois P. Le joined NET in 2008 as Vice President, Global Sales. Prior to joining the Company, he was Vice President of Carriers and International Sales at Tropos Networks, the market leader in delivering metro-scale Wi-Fi mesh networks. Previously, Mr. Le was Vice President of Worldwide Sales for Aperto Networks, a supplier of WiMAX broadband wireless networks, where he started sales and extended the customer base into more than 50 countries and 150 operators. Prior to that, Mr. Le was Director of Product Marketing and Business Development for WAN access products at 3Com Corporation and Vice President of International Sales with Multipoint Networks. Earlier, he held Sales Director responsibilities at NET for Europe and later Asia-Pacific and Latin America. Mr. Le holds an MBA from the Stanford Graduate School of Business and an engineering diploma from the National Institute of Applied Sciences in Lyon, France.

Pete Patel joined NET in April 2008. Prior to joining the Company, Mr. Patel held a senior management position at Xirrus, Inc., a provider of next generation wireless LAN architecture. Previously, at Occam Networks, Advanced Fibre Communications, and Ericsson, Mr. Patel held various senior management positions including Vice President of Operations, Director of Operations, Director of Design Verification and Test Engineering, and Senior Test

Engineering Manager. Mr. Patel holds an F.Y.B.Sc. in science from Gujarat University, India and a B.V.Sc. and A.H. from Gujarat Agricultural University, India.

Frank Slattery joined NET in February 2003. In addition to serving as General Counsel, he is the Corporate Secretary and oversees corporate governance matters. Mr. Slattery has been a business lawyer for technology companies since 1989, when he began his legal career at the firm of Wilson, Sonsini, Goodrich & Rosati. Prior to joining NET, he served in legal and senior management positions for a number of computer software and internet services companies, including SiteSmith, an internet infrastructure services provider, which was acquired by Metromedia Fiber Networks; USWeb, an internet services company; and ParcPlace Systems, a software tools developer. Mr. Slattery holds a BA in Economics and a JD from the University of California, Davis.

David Wagenseller joined NET in 1986 through its acquisition of ComDesign, Inc. He holds responsibility for Controllership, Treasury and Financial Planning at NET. He has held positions of increasing responsibility throughout his tenure with the Company. Mr. Wagenseller earned a Bachelor's degree in Accounting from California State University, Dominquez Hills.

Where You Can Find More Information

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, available free of charge on or through our Internet website located at www.net.com or the SEC's website located at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Stockholders may also access and download free of charge our corporate governance documents, including our Corporate Governance Guidelines, Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee Charters, and Code of Business Conduct, on or through this Internet website. In addition, any stockholder who wishes to obtain a printed copy of any of these documents should write to: Investor Relations, NET, 6900 Paseo Padre Parkway, Fremont, California 94555.

ITEM 1A. RISK FACTORS

Our business is subject to the risks and uncertainties described below. Although we have tried to identify the material risks to our business, this is not an all-inclusive list. There may be additional risks that have not yet been identified and risks that are not material now but could become material. Any one of these risks could hurt our business, results of operations or financial condition.

We have incurred net losses in the past and may incur losses in the future.
With the exception of fiscal 2008, we have we incurred net losses since fiscal 1998, including in fiscal 2010. Our circuit-switched product line, Promina, currently provides a substantial portion of our revenue, and the market for that product line is declining. In order for the Company to be profitable in future periods, we need our newer products to achieve commercial success. Any shortfall in revenue compared to our annual financial plan would likely require that we reduce spending, though many of our costs are fixed in the short term making it difficult to reduce spending rapidly. Reductions in research and development spending will impede the development of new products and product enhancements, which would in turn negatively affect future revenue.

Our operating results may continue to fluctuate.
Our operating results vary significantly from quarter to quarter. These fluctuations may result from a number of factors, including:

- changes in demand for our products, which may result from changes in customer needs, features available in our products, competition, changes in industry standards, and other factors;
- the timing of orders from, and shipments to, our customers;
- the timing of the introduction of, and market acceptance for, new products and services;
- variations in the mix of products and services we sell;
- the timing and level of certain expenses, such as joint venture and development arrangements, acquisition-related costs, prototype costs, legal fees, write-offs of obsolete inventory, or adjustments to accounting estimates made in previous periods;
- the timing of revenue recognition, which depends on numerous factors, such as contractual acceptance provisions and separability of arrangements involving multiple elements, including some factors that are out of our control, such as assurance as to collectability;

- the timing and amounts of stock-based awards to employees;
- the timing and size of Federal Government budget approvals and spending, and timing of government deployment schedules;
- the timing of gain and loss related to our investment portfolio, retirement of debt, or foreign currency transactions; and
- economic conditions in the networking industry, including the overall capital expenditures of our customers.

Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. Any shortfall in revenue may adversely affect our business, results of operations, and financial condition. Investors should not rely on our results or growth for one quarter as any indication of our future performance.

Our stock price is volatile and could decline substantially.
The market price of our common stock has fluctuated significantly in the past, will likely continue to fluctuate in the future and may decline. Fluctuations or a decline in our stock price may occur regardless of our performance. Among the factors that could affect our stock price, in addition to our performance, are:

- variations between our operating results and either the guidance we have furnished to the public or the published expectations of securities analysts;
- changes in financial estimates or investment recommendations by securities analysts following our business;
- announcements by us or our competitors of significant contracts, new products or services, acquisitions, or other significant transactions;
- the issuance by us of common stock or other securities in the future;
- the inclusion or exclusion of our stock in various indices or investment categories;
- changes in the stock prices of other telecommunications equipment companies, to the extent that some investors tend to buy or sell our stock based on segment trends;
- the trading volume of our common stock; and
- repurchases we make of our common stock or early retirement of debt.

We may engage in acquisitions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business if we cannot successfully integrate the acquired business, products, technologies or personnel.
Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and are likely to continue to address the need to introduce new products through both internal development and through acquisitions of other companies and technologies that would complement our business or enhance our technological capability.

Acquisitions involve numerous risks, including the following:

- adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;
- difficulties in integrating or retaining key employees of the acquired company;
- difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;
- entering markets in which we have no or limited prior experience;
- difficulties in assimilating product lines or integrating technologies of the acquired company into our products;
- disruptions to our operations;
- diversion of our management's attention;
- potential incompatibility of business cultures;
- potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or to finance acquisitions;
- limitations on the use of net operating losses;
- negative market perception, which could negatively affect our stock price;
- the assumption of debt and other liabilities, both known and unknown; and

- additional expenses associated with the amortization of intangible assets or impairment charges related to purchased intangibles and goodwill, or write-offs, if any, recorded as a result of the acquisition.

We are dependent on revenue from the Promina product line.
Currently, we derive a significant portion of our product revenue from our Promina product line, a circuit-based narrowband technology. The market for our Promina product is declining as networks increasingly employ packet-based broadband technology. This technology migration resulted in a significant drop in sales of our Promina products over the last several years. If we are unable to develop substantial revenue from our newer packet-based broadband product lines, our business and results of operations will suffer. Although we have developed a migration path to broadband technology and have entered and expect to enter into development agreements with third parties to expand our broadband offerings, this strategy may not materially mitigate this decline.

A significant portion of our revenue is generated from sales to governmental agencies.
A significant portion of our total revenue from product sales comes from contracts with governmental agencies, most of which do not include long-term purchase commitments. Historically, the government has been slower to adopt new technology, such as packet-based technology, which has had the effect of extending the product life of our Promina product. While the government has purchased and is evaluating some of our new products for broader deployment, this new business may not develop quickly or be sufficient to offset future declines in sales of our Promina product. If the government accelerated adoption of new technology and replaced the Promina product line in their networks with products other than ours, our product revenue would decline further. We face significant competition in obtaining future contracts with the government. If we fail in developing new products and successfully selling them to our government customers, our revenue will suffer and we may not be profitable. The Federal Government has issued specific requirements for IP networking products to incorporate a technology referred to as "IPv6" and requires products destined for use in military applications be certified by the Joint Interoperability Test Command (JITC). If we are unable to complete development efforts necessary to support IPv6 within the timeframes required by the Federal Government or are unable to obtain JITC certifications as needed, our government sales, and hence our revenue and results of operations, may suffer.

A substantial portion of the revenue generated from our government customers is based on our contract with the GSA, which is up for renewal in fiscal year 2011. This contract imposes significant compliance and reporting obligations on us. The contract also establishes a fixed price under which government customers may purchase our products and provides for automatic mandatory price reductions upon certain events. In addition, the GSA can impose financial penalties for non-compliance, such as those we were subject to following the government's post-award review of our commercial and government sales activity in the period 2001 to 2005.

Through an agreement resulting from the sale of our federal services business to CACI, CACI and NET share responsibility for maintenance and other services to our customers. If for any reason our mutual customers are unsatisfied with the services, it could adversely affect sales of our products and services.

Our success depends on our ability to develop new products and product enhancements that will achieve market acceptance.
Our operating results will depend on the successful design, development, testing, introduction, marketing, and broad commercial distribution of our newer IP-based products, as well as successful evolution of our Promina product line incorporating packet-based technology. The success of these products is dependent on several factors, including proper product definition, competitive pricing, timely completion and introduction to the market, differentiation from competitors' products, and broad market acceptance. Successful introduction of new products also requires the development of relevant expertise in our product support organization. The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. We may not successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products. Our products and product enhancements are increasingly designed as elements of a solution involving products and technologies being developed by third parties, and the success of our products will therefore be affected by the availability and success of the third party products. At the same time, products and technologies developed by others may render our products or technologies obsolete or non-competitive, which in turn could adversely affect our ability to achieve profitability.

Gross margins could decline over future periods.
Gross margins may be adversely affected in the future due to increases in material and labor costs, increases in subcontractor charges, changes in the mix of products and services we sell, increased sales through resellers, increased warranty costs, or pressure on pricing and margins due to competition. As we introduce new products, our

overall gross margins may decline, as new products typically have lower gross margins than established products, as a result of customary discounting for early customers and higher per-unit costs associated with low purchase volumes of components. A decline in our gross margins could have a material adverse effect on our business, results of operations, and financial condition.

Litigation may materially adversely affect our business.
Existing and future litigation may result in monetary damages, injunctions against future product sales and substantial unanticipated legal costs and may divert the efforts of management personnel, any and all of which could have a material adverse effect on our business, results of operations and financial condition.

Our operations in foreign countries are subject to political, economic and regulatory risks.
We conduct sales and customer support operations in countries outside of the United States and depend on non-U.S. operations of our subsidiaries and distribution partners. As a general rule, international sales tend to have risks that are difficult to foresee and plan for, including political and economic stability, possible expropriation, regulatory changes, changes in currency exchange rates, difficulties in protecting our intellectual property, changes in tax rates and structures, and collection of accounts receivable. Further, our international markets are served primarily by non-exclusive resellers and distributors who themselves may be severely affected by economic or market changes within a particular country or region. For sales within the European Union, our products must comply with the Restriction on Hazardous Substances Directive (RoHS) and Waste from Electrical and Electronic Equipment (WEEE) requirements, any failure of which could result in fines, product seizures, or injunctions against sale.

We are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the Export Administration Regulations ("EAR"), International Traffic in Arms Regulations ("ITAR"), and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software and technology, as well as the provision of service. For some of our products subject to EAR, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user, and whether a license exception might apply. Obtaining export licenses can be difficult and time-consuming, and in some instances a license may not be available on a timely basis or at all. A determination by the U.S. government that we have failed to comply with one or more export control laws or trade sanctions, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

The market for our products is highly competitive and many of our competitors have greater resources than we do.
The market for networking equipment is highly competitive and dynamic, has been characterized by rapid technological changes and shifting customer requirements, and has seen a worldwide migration from existing circuit technology to the new packet-based technologies. We compete directly, both internationally and domestically, with many different companies, some of which are large, established suppliers of end-to-end solutions, such as Alcatel-Lucent, Avaya, Cisco Systems, Juniper Networks, and Siemens AG. In addition to some of these large suppliers, a number of other smaller companies are targeting the same markets as we are. Particularly, in the unified communications market, Audiocodes Limited and Dialogic Corporation provide competitive solutions and are also partners with Microsoft.

Our larger competitors have significantly greater financial, marketing and technical resources than we have, offer a wider range of networking products than we offer, and can often provide a complete network solution. They are often able to devote greater resources to the development, marketing and sale of their products and to use their equity or significant cash reserves to acquire other companies with technology and/or products that compete directly with ours. They often can compete favorably on price because their sales volume and broad product lines can allow them to make discounted sales while maintaining acceptable overall profit margins. The smaller companies have more ability than we do to focus their resources on a particular product development unencumbered by the requirements to support an existing product line. As a result of the flexibility of their market strategies, our competitors may be able to obtain strategic advantages that may adversely affect our business, financial condition or results of operations.

In addition, the networking equipment market has seen the constant introduction of new technologies that have reduced the value of older technology solutions. This has created pricing pressure on older products while increasing the performance expectations of newer networking equipment. Moreover, broadband technology standards are constantly evolving, and alternative technologies or technologies with greater capability are constantly introduced and sought by our customers. It is possible that the introduction of other technologies will either supplant our current technologies and technologies we have in development, or will require us to significantly lower our prices in order to remain competitive. To remain competitive, we must continue to evolve our product lines to meet the ever-changing technology needs of the networking market while ensuring that they can be sold at a competitive price. We also must enhance our Promina product line to provide needed features that increase its overall value for the customer while keeping the price competitive. Due to the competitive nature of the market and the relative age of our Promina product offerings as well as the competitive pressure affecting all our products, we may not be able to maintain prices for them at levels that will sustain profitability. Also, we may not be successful in completing the development of, or commercializing, products under development.

If we are unable to sign competitive resale partners, our future product and service revenue will be adversely affected.

Our international sales, other than those made to foreign ministries of defense (MoDs), are made through indirect channels that include distributors and resellers worldwide, and our business strategy includes leveraging resale partners in the United States. In addition, many of our target customers, including the government, rely on systems integrators to incorporate new equipment or services into their networks. While we have begun the process of identifying and signing software application, system integrator and OEM or resale partners, more partners are necessary in these areas for us to be successful. We may also need to pursue strategic partnerships with vendors who have broader technology or product offerings in order to compete with the end-to-end solution providers. In addition, many of the enterprise markets we are pursuing require a broad network of resale partners in order to achieve effective distribution. Failure to sign up new reseller and strategic partners, or to implement business processes and services needed to adequately support the distribution channel, could affect our ability to grow overall revenue.

Our sales through systems integrators typically involve the use of our products as components of a larger solution being implemented by the systems integrator. In these instances, the purchase and sale of our product is dependent on the systems integrator, who typically controls the timing, prioritization, and implementation of the project. Project delays, changes in priority, or solution re-design decisions by the systems integrator can adversely affect our product sales.

Our products have long sales cycles, making it difficult to predict when a customer will place an order and when to forecast revenue from the related sale.

Many of our products are complex and represent a significant capital expenditure to our customers. The purchase of our products can have a significant effect on how a customer designs its network and provides services either within its own organization or to an external customer. Consequently, our customers often engage in extensive testing and evaluation of products before purchase. There are also numerous financial and budget considerations and approvals that a customer often must obtain before it will issue a purchase order. As a result, the length of our sales cycle can be quite long, extending beyond twelve months in some cases. We have little visibility into the sales pipelines of resellers, which adds to the difficulty of accurately forecasting revenue. In addition, our customers, including resellers, often have the contractual right to delay scheduled order delivery dates with minimal penalties and to cancel orders within specified time frames without penalty, which makes it difficult to predict whether or not an order may actually ship. We often must incur substantial sales and marketing expense to ensure a purchase order is placed. If orders are not placed in the quarter forecasted, our sales may not meet forecast and revenue may be insufficient to meet expenses.

Because it is difficult for us to accurately forecast sales, particularly within a given time frame, we face a risk of having too much or too little inventory.

Typically, the majority of our revenue in each quarter has resulted from orders received and shipped in that quarter. While we do not believe that backlog is necessarily indicative of future revenue levels, our customers' ordering patterns and the possible absence of backlogged orders create a significant risk that we could carry too much or too little inventory if orders do not match forecasts. Rather than base forecasts on orders received, we have been forced to schedule production and commit to certain expenses based more upon forecasts of future sales, which are difficult to predict. We are generally liable for excess component inventory and unsold product assemblies that our contract manufacture orders or assembles based on our forecasts. If large orders do not close when forecasted or if near-term demand weakens for the products we have available to ship, we will have expenses with no corresponding revenue and our operating results for that quarter or subsequent quarters would be materially adversely affected. At the same time, we may face shortages that preclude us from fulfilling orders that are not in our forecast, as a result of lead times for component procurement and manufacturing. If there is an unexpected decrease in demand for certain products or there is an increased risk of inventory obsolescence, which can happen relatively quickly due to rapidly changing technology and customer requirements, adjustments may be required to write down or write off certain inventory, which would adversely affect our operating results.

Delays in government programs or other customer ordering could cause products or product versions to become obsolete sooner than forecasted, which could result in substantial write-downs.
Delays in customer orders may span release schedules for new versions of our products, such that orders we expected to fulfill with one version may become orders for the next version. As a result, we may end up with less demand for the earlier version than forecasted, which could result in us holding obsolete inventory for the product. We have already established a substantial reserve for some of the inventory balance related to the NX5010 but we also have significant unreserved inventory balances on hand and owned by our contract manufacturer. Substantial charges for the write-down or write-off of obsolete inventory would adversely affect our operating results.

If we are unable to attract, recruit and retain key personnel, then we may not be able to successfully manage our business.
Our success continues to be dependent on our being able to attract and retain highly skilled engineers, managers and other key employees. In most cases, we face significant competition for the most qualified personnel for new positions and to replace departing employees. If we are not able to continue to attract, recruit and retain key personnel, particularly in engineering and sales and marketing positions, we may be unable to meet important company objectives such as product delivery deadlines and sales targets.

Over that past several years, we have restructured our organization and we plan ongoing process improvement and rigorous vendor management, any of which may cause disruptions to our business.
In fiscal 2010, we reorganized a number of functions and continue to seek additional ways to reduce costs and improve efficiencies, such as changes to our internal business processes and transitions to different vendors or service providers. We are establishing an arrangement with another contract manufacturer and we may transition other outsourced functions, or may outsource additional functions. These various activities are subject to a number of risks, such as diversion of management time and resources; diminished ability to respond to customer requirements, both as to products and services; and disruption of our engineering and manufacturing processes. Further, despite our efforts, the savings we expect from these actions may not be achieved, or may be achieved only after an initial increase in costs. Problems resulting from these reorganization activities, such as potential challenges maintaining our business systems and operating infrastructure, could have a material adverse effect on our business, results of operations, and financial condition, particularly if coupled with a failure to achieve the expected cost savings. In addition, changes to our business processes may require revisions to our internal controls, and may make it more difficult for us to achieve certification of our internal control over financial reporting.

Our ability to ship our products in a timely manner is dependent on the availability of component parts and other factors.
Several key components of our products are available only from a single source, including certain integrated circuits and power supplies. Depending upon the component, there may or may not be alternative sources or substitutes. Some components are purchased through purchase orders without an underlying long-term supply contract, and some components are in short supply generally throughout the industry. If a required component were no longer available, we might have to significantly reengineer the affected product. Further, variability in demand and cyclical shortages of capacity in the semiconductor industry have caused lead times for ordering parts to increase from time to time. Delays may occur as a result of factors beyond our control, including weather-related delays. If we encounter shortages or delays in receiving ordered components or if we are not able to accurately forecast our ordering requirements, we may be unable to ship ordered products in a timely manner, resulting in decreased revenue. In some instances, our product development efforts are based on component parts, such as integrated circuits, still under development by third-parties. Any delay or failure by the third-party provider to complete and release such a component, which is generally beyond our control, would cause delays or an inability for us to complete and ship the product that is based on the component, which would adversely affect our revenue.

Generally, our customer contracts allow the customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those time frames with a penalty. Because of these and other factors, there are risks of excess or inadequate inventory that could negatively affect our expenses, revenue and earnings. Additionally, defense expedite (DX)-rated orders from the Federal Government, which by law receive priority, can interrupt scheduled shipments to our other customers.

We outsource our product manufacturing.
We outsource our product manufacturing, including most assembly and structural test, as well as functional test, systems integration, and order fulfillment functions, though we generally remain liable for inventory of components and finished material.

Any difficulties or failures to perform by the contract manufacturer could cause delays in customer product shipments or otherwise negatively affect our results of operations. We also share responsibility for inventory management and production planning with the contract manufacturer, which may increase the risks of carrying too much or too little inventory of either component parts or manufactured product. We have agreed to compensate our contract manufacturer in the event of termination or cancellation of orders, discontinuance of product, or excess material. Also, should the contract manufacturer in some future period decide not to renew our contract with it, or should we experience any failure to perform or other difficulties with the contract manufacturer, it would be difficult for us to quickly transfer our manufacturing requirements to another vendor, likely causing substantial delays in customer product shipments and adversely affecting our revenue and results of operations.

As inventory ages, we may be required to make substantial deposits with or purchases from our contract manufacturer.
As part of our arrangement with our contract manufacturer, we are required to make deposits on certain purchased raw materials held for greater than 90 days and certain work-in-process items held for greater than 60 days, although the contract manufacturer must make efforts to minimize our liability for this inventory, including returning materials to suppliers, canceling orders with suppliers or using materials to manufacture product for its other customers. Raw material and in-process inventories that are unused and have been held for more than nine months require us to take ownership, or, at a minimum, pay a management fee assuming there is future forecasted demand for those inventories. Further, if anticipated demand for inventories does not materialize in future periods, we are required to take ownership of those associated inventories. We have substantial amounts of inventory at our contract manufacturer, and have already made significant deposits on some of the inventory. Additional deposits may be required in the future and if the inventory continues to remain on hand, we may be required to purchase the inventory underlying the deposit and adjustments may be required to write down or write off this inventory, any of which would adversely affect our operating results.

Our intellectual property rights may not be adequate to protect our business.
Our future success depends in part upon our proprietary technology. Although we attempt to establish and maintain rights in proprietary technology and products through patents, copyrights, and trade secrets laws, we cannot predict whether such protection will be adequate or whether our competitors can develop similar technology independently without violating our proprietary rights. As competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, we believe that companies in the communications equipment industry may become increasingly subject to infringement claims. We have received and may continue to receive notice from third parties, including some of our competitors, claiming that we are infringing their patents or their other proprietary rights. To settle such claims, we may enter into licensing arrangements requiring us to pay a royalty to the third party. We cannot predict whether we will prevail in any litigation over third-party claims or that we will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements. In addition, a third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, we may be unable to market the affected product.

Although we have a number of patent applications pending, we cannot guarantee that any will result in the issuance of a patent. Even if issued, the patent may later be found to be invalid or may be infringed without our knowledge. Our issued patents might not be enforceable against competitive products in every jurisdiction, and it is difficult to monitor unauthorized use of our proprietary technology by others. Regardless of our efforts to protect our intellectual property, the rapidly changing technologies in the networking industry make our future success primarily a function of the skill, expertise and management abilities of our employees. Nonetheless, others may assert property rights to technologies that are relevant to our currently marketed products or our products under development. If our protected proprietary rights are challenged, invalidated or circumvented, it could have a material adverse effect on our competitive position and sales of our products. Conversely, if other parties are infringing our patents, we may pursue claims against them in order to yield value attributable to our technology. Such claims could involve costly litigation, could divert our management's time and resources, and could result in counterclaims challenging rights to other technology used by us.

We rely on technologies licensed from third parties.
For each of our product lines, we license some of our technology from third parties. Some of these licenses contain limitations on distribution of the licensed technology, are limited in duration, or provide for expiration upon certain events, such as a change in control of the company. If the relevant licensing agreement expires or is terminated without our being able to renew that license on commercially reasonable terms or if we cannot obtain a license for our products or enhancements on our existing products, we may be unable to market the affected products or may be liable for monetary damages. Our license arrangements are generally not exclusive to us. Our license for a third-party technology, or any exclusivity thereto, may be limited in territory or scope. We generally pay an ongoing royalty for licensed technology, which can restrict our ability to manage costs of the product, leaving us more vulnerable to competition from others, including potentially the licensor itself. For many of these technologies, we rely on the third-party providers to update and maintain the technology, fixing errors and adding new features. If the third-party providers do not adequately update and maintain these technologies, whether due to changes in their product direction, their own financial difficulties, or other reasons, we would need to seek alternative means to fulfill the ongoing requirements for our products that incorporate the third-party technology. If we are unable to find alternative means of fulfilling the ongoing requirements, we may be unable to market the affected products.

We outsource some of our product development activities, which carries inherent risks such as reduced ability to control the timing and quality of the work product, uncertain continuity and availability of skills and knowledge, difficulties of managing and integrating the third-party development, and potential disputes over intellectual property. To the extent we use parties located in overseas jurisdictions, the intellectual property provided to or developed by the third party may, depending on the laws of the jurisdiction, be subject to weaker or significantly different intellectual property protection. In using third parties for product development, we must share with them and will receive from them various intellectual property, which increases the risk of misuse of our intellectual property, as well as the risk that the resulting product might contain items that infringe the intellectual property rights of others.

Many of our sales depend on our achieving third-party certifications for our products.
In several markets for our products, we must achieve various certifications from third parties in order to obtain sales of those products. For example, sales of unified communications products often require certification of interoperability with other vendors' products; sales to the Federal government of products destined for use in military applications must be certified by the JITC; and international sales may depend on standards established by telecommunications authorities in various countries. These certification processes can be lengthy and often require the commitment of another vendor's or agency's personnel and test equipment, and we compete with other suppliers for these resources. Even after achieving a particular certification, we may be required to re-certify our products as technologies evolve and other vendors' products are updated. Any delays in obtaining these certifications or failure to obtain these certifications could adversely affect our ability to sell our products.

The market for some of our products depends on the availability and demand for other vendors' products.
Some of our products, particularly those addressing the unified communications market, are designed to function with other vendors' products. In these cases, demand for our products is dependent upon the availability, demand for, and sales of the other vendors' products, as well as the degree to which our products successfully interoperate with the other vendors' products and add value to the solution being provided to the customer. If the other vendors change the design of their products, delay the issuance of new releases, fail to adequately market their products, or are otherwise unsuccessful in building a market for their products, the demand for our products will be adversely affected.

We face risks associated with changes in regulations and tariffs, including regulation of the Internet.
Changes in domestic and international telecommunications equipment requirements could affect the sales of our products. In the United States, our products must comply with various FCC requirements and regulations. In countries outside of the United States, our products must sometimes meet various requirements of local telecommunications authorities. Changes in tariffs or failure by us to obtain timely approval of products could affect our ability to market the affected product.

New restrictions on trade, such as in response to transfers of jobs from the United States to lower-cost foreign locations, could limit our ability to purchase components from, or outsource functions to, foreign entities, which would likely make it more difficult to maintain competitiveness in the global market. As a result of our current concentration of business to the Federal Government, we are more sensitive to these trade restrictions, whether tariffs, incentives, or government purchasing requirements such as the "Buy American Act," than we would be with a more diversified customer base.

Changes in other laws and regulations, or changes in their interpretation or enforcement, such as confidentiality requirements under the federal privacy laws, California's state wage and hour laws, or employment regulations in foreign jurisdictions, impose additional costs and potential liabilities on us.

We are exposed to fluctuations in the exchange rates of foreign currency.
As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse affect on our financial results. We use foreign exchange contracts to hedge significant accounts receivable and intercompany account balances denominated in foreign currencies. Although we have established foreign exchange contracts for non-dollar denominated sales and operating expenses in the United Kingdom, France, and Japan, exposures remain for non-dollar denominated operating expenses in Asia and Latin America. We will continue to monitor our exposure and may hedge against these or any other emerging market currencies as necessary. Market value gains and losses on hedge contracts are substantially offset by fluctuations in the underlying balances being hedged.

We are exposed to fluctuations in the market values of our investment portfolio.
Although we have not experienced any material losses on our cash, cash equivalents and short-term investments, future declines in their market values could have a material adverse effect on our financial condition and operating results. Our investment policy requires our investments to have a credit rating of single-A or better, with asset backed securities rated triple A. Although our portfolio has no auction rate or sub-prime mortgage securities, our overall investment portfolio is presently and may in the future be concentrated in the financial sector, which includes cash equivalents such as money market funds. If any of these issuers default on their obligations, or their credit ratings are negatively affected by liquidity, credit deterioration or losses, financial results, or other factors, the value of our cash equivalents and short-term investments could decline and result in a material impairment.

The location of our facilities subjects us to the risk of earthquake and floods.
Our corporate headquarters, including most of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. These facilities are located near the San Francisco Bay where the water table is quite close to the surface and where tenants have experienced water intrusion problems in the facilities nearby. A significant natural disaster, such as an earthquake or flood, could have a material adverse affect on our business, operating results, and financial condition.

Any material weakness or significant deficiency identified in our internal controls could have an adverse effect on our business.
Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. In addition, our independent accountants must report annually on management's evaluation as well as evaluate our internal control structure and procedures. Due to the ongoing evaluation and testing of our internal controls, there could be significant deficiencies or material weaknesses that would be required to be reported in the future. In addition, the evaluation process and any required remediation, if applicable, may increase our accounting, legal and other costs, and may divert management resources from other business objectives and concerns. Further, in the third quarter of fiscal 2008 we replaced our "enterprise resource planning" software, which is part of our control environment, and which we use to process sales, prepare our financial reports, and perform other critical business processes. Any failure of the new system could have a material adverse effect on our business, results of operation, and stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

NET is headquartered in Fremont, California. In December 2001, we entered into a ten-year lease for two buildings totaling 185,790 square feet for our headquarters, including one building dedicated for manufacturing operations. We outsourced manufacturing during fiscal 2006 and ceased use of the building used for manufacturing operations at the end of fiscal 2007, incurring a restructure charge of $10.1 million. In fiscal 2009, we recorded restructure cost of $1.1 million to reflect a change in estimate of the remaining liability for lease and other exit costs for this building.

NET and our subsidiaries lease facilities in Illinois, primarily for research and development, and in New Jersey, China, and Hong Kong, for sales and final assembly and test of products. We also lease offices, primarily for sales and service, at other locations in the United States, the United Kingdom, France, China, Australia, Japan and Dubai.

ITEM 3. LEGAL PROCEEDINGS

A subsidiary of ours, Quintum Technologies, LLC (Quintum), is party, by interpleader, to three related lawsuits in Greece filed by Lexis SA, a former distributor of Quintum products in Greece. The first two of these lawsuits were initially filed against Lexis by one of its customers, Advanced Telecom Systems ("ATS"), alleging that a set of hardware and software products acquired for ATS by Lexis failed to perform as a system. The products include Quintum's hardware product and a software product by another vendor, Ipercom. In these first two lawsuits, the customer (ATS) seeks damages from the distributor (Lexis), and the distributor has interpleaded the product vendors, Quintum and Ipercom, asking them to pay any amounts that Lexis may be ordered to pay to ATS, who seeks a refund of amounts paid for the purchase of the hardware and software, totaling €78,215, and compensation for real and moral damages, totaling €4,054,893. The third lawsuit was initiated by one of ATS' customers for non delivery of services, which were to be delivered through the system ATS purchased from Lexis. In this lawsuit, the ATS customer seeks various monetary damages totaling €2,859,847. ATS filed an interpleader lawsuit against Lexis and Lexis has filed the same against Quintum and Ipercom. Hearings on all the lawsuits and interpleader lawsuits are currently scheduled for October 14, 2010. We have not accrued any amounts related to the claim, as we believe that a negative outcome is not probable.

In addition to the above, we are involved in various legal proceedings from time to time that are considered normal to our business.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

For a discussion of securities authorized for issuance under equity compensation plans, see notes 9 and 10 to the consolidated financial statements. At May 21, 2010, there were approximately 637 registered stockholders of record of NET.

(c) Issuer Purchases of Equity Securities:

Issuer Purchases of Equity Securities during the quarter ended March 26, 2010:

(in thousands, except shares and per share amounts)

Fiscal Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of Shares That May Yet Be Purchased Under Plans or Programs
December 26, 2009-January 22, 2010	—	—	—	$ 18,991,000
January 23-February 19, 2010	—	—	—	$ —
February 20-March 26, 2010	—	—	—	$ —
	—	—	—	$ —

(1) In addition to shares purchased under publicly announced plans or programs, 65,188 shares were acquired directly from employees as payment of tax withholding obligations upon vesting of restricted stock awards.

(2) In February 2008, the Board of Directors approved and the Company publicly announced a plan providing for the repurchase of up to $20 million of the Company's common stock for a period of up to twenty-four months. The program expired in February 2010, and no shares were repurchased under this program during the quarter ended March 26, 2010.

Market Price

NET's common stock is traded on The NASDAQ Stock Market, LLC under the symbol "NWK." Until April 23, 2009, NET's common stock was listed on the New York Stock Exchange. The following table sets forth, for the quarterly periods indicated, the high and low sale prices of our common stock:

Fiscal 2010	Low	High
First quarter	$ 3.12	$ 4.56
Second quarter	$ 3.76	$ 7.45
Third quarter	$ 3.09	$ 7.23
Fourth quarter	$ 3.70	$ 5.65

Fiscal 2009	Low	High
First quarter	$ 3.20	$ 6.94
Second quarter	$ 2.49	$ 3.88
Third quarter	$ 1.76	$ 3.55
Fourth quarter	$ 2.49	$ 3.78

NET has never declared or paid dividends on our capital stock and does not intend to pay dividends in the foreseeable future. Our convertible debt trades in the over-the-counter market.

Information regarding equity compensation plans will be contained in the Proxy Statement in the section captioned "Equity Compensation Plan Information" and is incorporated herein by reference.

Stock Performance Graph

The graph depicted below shows NET's stock price as an index assuming $100 invested over the five year period beginning on March 26, 2005, along with the composite prices of companies listed in the S&P 500 Index and NASDAQ Telecommunications Index. All values assume reinvestment of the full amount of all dividends.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS
$160
$140
$120
$100
$80
$60
$40
$20
$-
Mar-05
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Network Equipment Technologies, Inc.
S & P 500 Index
NASDAQ Telecommunications Index

Fiscal year ending	2005	2006	2007	2008	2009	2010
Network Equipment Technologies, Inc.	100.00	55.92	136.62	90.56	51.13	75.35
S&P 500 Index	100.00	110.54	121.29	112.28	69.65	99.59
NASDAQ Telecommunications Index	100.00	125.50	131.99	126.78	85.14	126.82

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

The information presented below reflects the impact of certain significant transactions, including the acquisition of Quintum in fiscal 2008, and the adoption of certain accounting pronouncements, which makes a direct comparison difficult between each of the last five fiscal years. For a complete description of matters affecting the results in the tables below, including the acquisition of Quintum by the Company in fiscal 2008, see "Notes to Consolidated Financial Statements" in Item 8.

(in thousands, except per share amounts)

Fiscal year ended	2010	2009	2008	2007	2006
Total revenue	$ 74,494	$ 65,788	$ 116,144	$ 84,094	$ 69,768
Net income (loss)	$ (17,843)	$ (53,503)	$ 7,145	$ (16,194)	$ (27,235)
Basic net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.26	$ (0.65)	$ (1.10)
Diluted net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.25	$ (0.65)	$ (1.10)
Total assets	$ 117,686	$ 133,433	$ 269,333	$ 134,019	$ 136,678
3 ¾% convertible senior notes	$ 10,500	$ 13,000	$ 85,000	$ —	$ —
7 ¼% convertible subordinated debentures	$ 23,704	$ 23,704	$ 24,706	$ 24,706	$ 24,706
Other long-term liabilities	$ 2,161	$ 4,568	$ 6,295	$ 3,886	$ 673

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes included in this Form 10-K. Statements contained in this discussion that are not historical facts are forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. A forward-looking statement may contain words such as "plans," "hopes," "believes," "estimates," "will," "continue to," "expect to," "anticipate that," "to be," or "can affect." Forward-looking statements are based upon management expectations, forecasts and assumptions that involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Many factors may cause actual results to vary including, but not limited to, the factors identified in this discussion. The Company expressly disclaims any obligation or undertaking to revise or publicly release any updates or revisions to any forward-looking statement contained in this discussion except as required by law. Investors should carefully review the risk factors described in this document along with other documents the Company files from time to time with the Securities and Exchange Commission (SEC).

Critical Accounting Policy Judgments and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates and assumptions, which we evaluate on an on-going basis, include, but are not limited to: assumptions related to contracts that have multiple elements, the allowances for sales returns and potentially uncollectible accounts receivable, the valuation of inventory, warranty costs, the valuation allowance on deferred tax assets, certain reserves and accruals, estimated lives of depreciable assets, and assumptions related to stock-based compensation. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the foregoing disclosure. Changes in estimates used in these and other items could have a material effect on our financial statements.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition: We recognize product revenue when all four of the following criteria are met:

1) we have a contract with our customer,
2) the product has been shipped as required by the contract and risk of loss has passed to the customer,
3) the price is fixed or determinable, and
4) collection of payment is reasonably assured.

If the customer has a right of acceptance and we have not yet obtained acceptance, revenue is deferred until the terms of acceptance are satisfied. When product revenue is deferred, we also defer the associated cost of goods until the revenue is recognized. We recognize service revenue upon completion of the service or, for ongoing services such as maintenance, ratably over the period of the contract. For sales arrangements that involve multiple elements to be delivered at different times, such as a sale of equipment together with post-contract support services, we assign revenue to each element based on its fair value and recognize revenue for each element as the criteria for recognition are met. Fair value for each element is determined by vendor-specific objective evidence, if available, such as the sales price charged when the same element is sold separately, or otherwise by the residual method, whereby the value of delivered elements is determined by subtracting the fair value of the undelivered elements from the total value of the arrangement. If vendor-specific objective evidence of fair value of one or more undelivered elements does not exist, revenue on the entire arrangement is deferred and is recognized only upon delivery of those elements or when fair value has been established.

For a contract related to funded research and development activities, we recognize revenue and related costs in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition*. We account for this contract using the completed contract method because we have determined that reasonable estimates of gross profit and percentage of completion are not available. All revenues and related costs are deferred until the contract is completed. Because the completed contract method precludes recognition of performance under the contract as the work progresses, it does not reflect current financial performance when the contract extends beyond one accounting period, and it therefore may result in uneven recognition of revenue, related cost of revenues and gross margin.

Through a contractual arrangement with NET, CACI International Inc. (CACI) has certain rights to provide maintenance and other services to our Federal customers. Under the current arrangement, both companies sell services for NET products, other than the Quintum Series products, and each company is responsible for various aspects of service delivery. CACI is responsible for maintenance support for first-level calls and on-site repairs, NET provides spares logistics and bug fixes and both companies provide training services. Under a revenue-sharing arrangement, revenue from maintenance services is shared between both companies, regardless of which company sells the services. The receipts from sales of these services are shared based on a pre-determined percentage, which is currently 37% for us and 63% for CACI but may be higher or lower based upon the total annual amount of sales of these services. As such, 63% of our receipts that are subject to the agreement is remitted to CACI, and conversely, 37% of CACI's receipts that are subject to the agreement is remitted to us. Receipts from sales of training services are shared based on sales volumes but to date, training services revenues have not been significant for either NET or CACI. We record amounts derived from sales by us as gross revenue and we record amounts remitted to us by CACI as net revenue. This arrangement expires December 1, 2010, after which we intend to perform these services ourselves and to retain the revenue associated with these services.

Revenue on sales through resellers is recognized upon transfer of title to the reseller. Many of the sales to our resellers are based upon firm commitments from their end customer; as a result, these resellers carry little or no NET stock. For our Promina, VX, and NX products, our customers generally do not have the right to return the equipment. For our Quintum product line, our customers are subject to agreements allowing for limited rights of return and price protection. Accordingly, revenues are reduced for our estimates of liability related to these rights. The estimate for returns is recorded at the time the related sale is recognized and is adjusted periodically based on historical rates of returns and other related factors. The reserves for price protection are recorded at the time these programs are offered. Price protection is estimated based on specific programs, expected usage and historical experience.

Allowance for Sales Returns: A reserve for sales returns is established primarily for our reseller and distributor customers, based on actual historical product returns. If the actual future returns differ from historical levels, our revenue could be adversely affected.

Allowance for Doubtful Accounts: The allowance for doubtful accounts receivable is based on our assessment of the collectability of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, we may have to increase our allowance for doubtful accounts receivable, and our operating expenses could be adversely affected. Credit losses have historically been within our expectations and the allowances for doubtful accounts receivable that were established.

Inventory and Contract Manufacturer Liabilities: Under an agreement with our primary contract manufacturer, Plexus Corp. (Plexus), which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, we must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize we must take ownership and pay for such inventory. This activity may increase our owned inventories.

At March 26, 2010, our deposit on inventory held by Plexus was $5.7 million, of which $1.7 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

We value inventory at the lower of cost (first-in, first-out) or market. If we believe that demand no longer allows us to sell our inventory above cost, or at all, we establish reserves to write down inventory to market value or write off excess or obsolete inventory. We use estimates to allocate manufacturing overhead to inventory which is expensed when the inventory is sold to the end customer.

Long-lived Assets: We evaluate the carrying value of long-lived assets, including goodwill and other intangibles, at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. At a minimum, we evaluate the carrying value of goodwill for impairment by applying a fair value-based test. We recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset including disposition are less than the carrying value of the asset. An impairment is measured as the amount by which the carrying value exceeds the fair value. We amortize intangible assets that have finite useful lives greater than a year, consisting primarily of purchased technology and rights to use technologies, trademark, customer list, and patents, over their estimated useful lives.

We performed an impairment analysis of our goodwill and long-lived assets in fiscal 2009. As a result of this analysis, we recorded, in fiscal 2009, impairment charges of $16.8 million, which are included in the captions "Impairment of long-lived assets" in the accompanying consolidated statements of operations. Of the total long-lived asset impairment recorded in fiscal 2009, $12.5 million related to assets recorded in connection with the purchase of Quintum, $3.7 million related to a license and development agreement, $258,000 related to property and equipment and $320,000 related to prepaid licenses acquired by Quintum which were determined not to have value as the Company integrated product strategies.

Also in fiscal 2009, we recognized a goodwill impairment loss in the amount of $27.4 million which was the excess of the carrying value of goodwill over its implied fair value.

Warranty Accruals: We warrant hardware product, generally for twelve months, and software, generally for 90 days. The software warranty entitles the customer to bug fixes but not software upgrades during the warranty period. Our methodology is to accrue warranty expense based on historical expense trends calculated as a percentage of product sales. Actual expenses are charged against the accrual in the period they are incurred. On a quarterly basis, the warranty accrual is analyzed for adequacy based on actual trends and subsequent adjustments are made as necessary.

Vacated Facilities: In fiscal 2007, we recorded a charge of $10.1 million of which $4.6 million related to estimated future net costs of our former manufacturing facility. In determining the amount of this charge, we made certain estimates, including future sublease rents to be received, future rent increases to be paid to our current landlord, allocation of original construction costs, and future operating costs. We executed a sublease for a portion of the facility in fiscal 2008, on financial terms consistent with the estimates. In fiscal 2009, we recorded additional restructuring cost of $1.1 million due to a change in our estimate of the cost to vacate our former manufacturing facility. We will adjust the liability over the remaining term of the lease for future changes in terms, estimates used, or actual costs incurred and sublease revenues received.

Stock-based Compensation:. We recognize stock-based compensation expense for all share-based payment awards including employee stock options and restricted stock awards. We value stock-based compensation expense for expected-to-vest stock-based awards under the single-option approach and we amortize stock-based compensation expense on a straight-line basis, net of estimated forfeitures. We recognize the value of the portion of the award that is ultimately expected to vest over the requisite service periods in our consolidated statements of operations.

We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Our computation of expected volatility is based on historical volatility commensurate with the expected term of the options. The risk-free interest rate used in the Black-Scholes option-pricing formula is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term commensurate with the expected term of the options. The expected dividend assumption is based on our current expectation that we will not pay out cash dividends in the foreseeable future. We estimated the expected term of options granted in fiscal 2010, 2009 and 2008 using vesting periods of awards and historical data such as past experience and post vesting cancellations. We believe these calculations provide reasonable estimates of expected life for stock–based awards to employees.

Deferred Taxes: We determine our income taxes in each of the jurisdictions in which we operate which involves estimating our actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from taxable income during the carryback period or in the future, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Our most significant deferred tax assets are net operating losses, for which we provide a valuation allowance based on our estimation of the likelihood of recovery. During fiscal 2008, we determined that it was more likely than not we will realize a portion of our United Kingdom (UK) net operating loss carryforwards and removed the associated valuation allowance. All other deferred tax assets in the United States and other, foreign, jurisdictions, carry a full valuation allowance. FASB ASC Topic 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which included the Company's historical operating performance and reported cumulative net losses, we provided a full valuation allowance against our U.S. and most of our foreign net deferred tax assets. There is no valuation allowance against our UK deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis.

Effective the beginning of fiscal 2008, we adopted the provisions of FASB ASC Topic 740, *Income Taxes*, which clarifies the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We record interest and penalties related to income tax matters in income tax expense.

Tax years from 1999 in the U.S. and 2004 in our primary foreign jurisdictions remain open for examination. Although the timing of resolution and closure of audits is highly uncertain, we do not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months.

Results of Operations

The following table sets forth selected data derived from our consolidated statements of operations expressed as a percentage of revenue for the periods presented:

	Year Ended		
Percent of revenue	**March 26, 2010**	**March 27, 2009**	**March 28, 2008**
Product	78.0%	77.8%	88.3%
Service and other	22.0	22.2	11.7
Total revenue	100.0	100.0	100.0
Product gross margin	52.0	39.9	56.1
Service and other gross margin	14.6	1.2	9.2
Total gross margin (1)	43.8	16.0	50.7
Sales and marketing	26.4	32.2	17.4
Research and development	25.8	33.2	20.9
General and administrative	15.9	19.9	9.8
Impairment of goodwill and long-lived assets	—	52.0	—
Restructure and other costs	—	3.6	0.1
Total operating expenses	68.1	140.9	48.2
Income (loss) from operations	(24.3)	(124.9)	2.5
Interest income	2.0	5.6	4.4
Interest expense	(3.1)	(5.9)	(2.5)
Other income, net	1.5	44.0	0.3
Income (loss) before taxes	(23.9)	(81.2)	4.7
Income tax provision (benefit)	0.1	0.1	(1.5)
Net income (loss)	(24.0)%	(81.3)%	6.2 %

(1) *Total gross margin includes effect of impairment of long-lived assets of $10.1 million in fiscal 2009.*

Overview and Highlights

- *Total revenue was up 13.2% in fiscal 2010.* The increase in fiscal 2010 was due to greater product revenue from government customers and to $1.5 million of externally funded research and development revenue, recognized in fiscal 2010 upon achievement of certain milestones. The funded research and development consisted of $1.3 million of service and other revenue and $239,000 of product revenue. We recognized no revenue from funded research and development in fiscal 2009.

- *Our sales to the government sector continue to account for a majority of our revenue, and fluctuate from quarter to quarter based upon the timing of orders.* As a percentage of total revenue, revenue from government customers was 78.6% in fiscal 2010 compared to 72.8% in fiscal 2009. Spending by government customers is dependent upon the size of budget allocations, the timely passage of the annual federal budget, and the timing of specific programs. In addition, government customers may purchase large quantities of equipment from us in a single quarter, often with orders totaling $2 to $5 million or more, and then make no purchases in other quarters, making quarterly comparisons difficult. For example, in fiscal 2010, we achieved quarterly revenue ranging from $84,000 to $6.2 million for NX1000 sales from a single government program.

- *Sales of our NX1000 product grew 142.8% in fiscal 2010.* The NX product is an extension of our Promina product line and allows Promina customers to IP enable their networks. Promina revenue for fiscal 2010 was $21.2 million, a 2.6% decline compared to fiscal 2009. Promina products, which are based on time division multiplexing, continue to perform well for certain applications and we have a large installed base, particularly in the government. As a result, we expect to see orders for Promina products for the next few years, but at a declining rate. Our VX Series is a VoIP and unified communications platform with advanced network control and security features. In addition to secure voice applications for the government, the VX Series platform provides enterprise customers with telephony integration for unified communications and unified messaging. Our Quintum Tenor platform provides the basic functionality of a VoIP gateway, along with other features. Product revenue from our VX series was $13.0 million, a 28.3% increase compared to fiscal 2009, due to higher demand for UC and SIP trunking applications while revenue from Tenor series products decreased.

- *We expect our mix of product sales and our sector mix to fluctuate quarter to quarter.* Our customers continue to move to IP-based communications at varying speeds, and spending by government customers fluctuates for the reasons noted above. The following table shows product revenue from our Promina product as well as total revenue from our government customers:

(in thousands)	Year Ended			Year Ended	
	March 26, 2010	**March 27, 2009**	**FY10 vs FY09**	**March 28, 2008**	**FY09 vs FY08**
Revenue from government customers	$ 58,580	$ 47,906	22.3%	$ 101,577	(52.8)%
% of total revenue	78.6%	72.8%		87.5%	
Promina product revenue	$ 21,165	$ 21,731	(2.6)%	$ 54,297	(60.0)%
% of product revenue	36.4%	42.4%		52.9%	

- *We reduced our operating expenses in fiscal 2010.* Operating expenses were lower by 45.3% in fiscal 2010 compared to fiscal 2009 due principally to absence of impairment charges which affected operating expenses in fiscal 2009. Charges for impairment of goodwill and intangible assets were none in fiscal 2010 and $34.2 million in 2009. Cost reduction initiatives, which affected all functional areas, also contributed to the decrease in operating expenses and were responsible for a decrease of $5.4 million, or 9.6%, in recurring operating expenses in fiscal 2010 compared to fiscal 2009.
- *We continue to manage expenses and cash tightly.* Expense for sales and marketing, research and development, and general and administrative each declined in fiscal 2010 compared to fiscal 2009. On a temporary basis, since the beginning of fiscal 2010, most of our domestic employees have taken a 7.5% salary reduction, with executives taking reductions of 10% to 15%. The salary reductions were offset by grants of restricted stock.

Revenue

(in thousands)	Year Ended			Year Ended	
	March 26, 2010	**March 27, 2009**	**FY10 vs FY09**	**March 28, 2008**	**FY09 vs FY08**
Product	$ 58,142	$ 51,202	13.6%	$ 102,608	(50.1)%
Service and other	16,352	14,586	12.1	13,536	7.8
Total revenue	$ 74,494	$ 65,788	13.2%	$ 116,144	(43.4)%

Total revenue was higher in fiscal 2010 primarily due to increased product revenue from government customers, and from the recognition of $1.5 million of revenue for funded research and development, which had been previously deferred and was recognized in fiscal 2010 upon achievement of certain milestones.

Product revenue was higher in fiscal 2010 over the comparable prior-year period as a result of higher NX1000 and VX product sales, partially offset by declines in Promina and Quintum Tenor revenue. Increased revenue from our NX1000 product resulted primarily from the U.S. Army Win-T program that uses the NX1000 in the Defense Information System network. Sales associated with the basic VoIP applications that were a large part of the traditional Quintum business have declined as we shift our focus to more-advanced UC, SIP-trunking, and other applications supported by our VX Series products.

Service and other revenue increased in fiscal 2010, primarily a result of the recognition of the $1.3 million of previously deferred service and other revenue in the second quarter. Significant fluctuations in our service and other revenue can occur as a result of factors affecting the timing of the recognition of revenue, including customer deployment schedules and contractual acceptance provisions.

Total revenue for fiscal 2009 was significantly lower than in fiscal 2008 due principally to reduced orders from government customers. The reduction was due to delays in government program spending, the delay in passing the Federal budget, and fewer new programs using our legacy Promina equipment.

The reduction in revenue from government customers was offset somewhat by increased revenue from commercial customers, principally as a result of the acquisition of Quintum.

Product revenue was lower in fiscal 2009 primarily due to the shortfall in government customer orders. Fiscal 2009 product revenue was lower than in fiscal 2008 for all product lines other than Quintum products, though there was no significant prior year comparative data for Quintum as the acquisition occurred late in the third quarter of fiscal 2008.

We expect our mix of product sales and our sector mix to fluctuate quarter to quarter, as our customers continue to move to IP-based communications. Spending by government customers is dependent on the size of budget allocations and, particularly in our fiscal third quarter, the timely passage of the annual federal budget. Sales to our government customers also fluctuate, based upon the timing of specific government programs.

Service revenue increased in fiscal 2009, due mostly to an increase in service to government customers.

Gross Margin

	Year Ended		
	March 26, 2010	March 27, 2009	March 28, 2008
Product gross margin	52.0%	39.9%	56.1%
Service and other gross margin	14.6	1.2	9.2
Total gross margin (1)	43.8%	16.0%	50.7%

(1) Total gross margin includes effect of impairment of long-lived assets of $10.1 million in fiscal 2009.

Total gross margin increased in fiscal 2010 compared to fiscal 2009 as a result of increased product and service gross margins.

Product gross margin increased in fiscal 2010 compared to fiscal 2009 due primarily to:

- An absence of impairment charges. We recorded impairment charges of $10.1 million in fiscal 2009.
- Lower fixed costs. In fiscal 2010, our fixed manufacturing costs were $5.1 million, compared to $6.1 million in fiscal 2009. This reduction in fixed costs resulted from various cost reduction programs.
- Lower inventory reserve charges. In fiscal 2010, inventory reserve charges were $1.9 million compared to $5.2 million in fiscal 2009. The largest portion of our inventory reserves, including those taken in fiscal 2009, were in response to reduced product sales due to delayed government programs involving our NX5010 product. We believed these delays would hurt demand for this product, as a new generation of the product was expected in fiscal 2010. We currently expect that the unreserved NX5010 inventory balances on hand of $521,000, will be sold prior to the introduction of the new generation products, but we will continue to evaluate this inventory as well for possible impairment.
- An absence of amortization charges on developed technology. In fiscal 2009, we recorded charges of $592,000 for amortization of developed technology acquired from Quintum, which was charged to product cost. There were no similar amortization charges in fiscal 2010 because we recorded an asset impairment charge for the full carrying value of developed technology in the second quarter of fiscal 2009.

Service and other gross margin increased in fiscal 2010. The increase was primarily a result of the recognition of the $1.3 million of previously deferred service and other revenue, as well as generally higher revenues and lower costs. Cost savings were realized through headcount reductions, cost reduction initiatives and related expense savings.

Total gross margin decreased in fiscal 2009 compared to fiscal 2008 primarily as a result of decreased product gross margin and impairment charges of $10.1 million recorded in fiscal 2009. Impairment charges in fiscal 2009 represented 19.6% of product revenue and reduced total gross margin by 15.3%.

Product gross margin in fiscal 2009 declined, compared to fiscal 2008, primarily as a result of:

- Fixed costs being absorbed by lower product revenue. In fiscal 2009, fixed manufacturing costs represented 11.9% of product revenue compared to 7.3% of product revenue in fiscal 2008.
- Higher inventory reserves. In fiscal 2009, we increased reserves for inventory as a result of lower-than-expected product demand. These charges represented 10.1% of fiscal year product revenue compared to 1.5% for fiscal 2008. The largest portions of these reserves were due to delayed government programs involving our NX5010 product.
- Amortization of developed technology acquired from Quintum. The amounts charged to product cost of goods sold were 1.2% of product revenue in fiscal 2009 compared to 0.5% of product revenue in fiscal 2008. This percentage increase resulted from lower revenues and higher amortization charges in fiscal 2009 compared to fiscal 2008.
- Change in product mix. With the decrease in Promina product revenue, and the acquisition of Quintum, we have seen a decrease in margins as a result of changes in our product mix, as our Promina product line generally has margins that exceed those of our newer VoIP products by more than ten percentage points.

Service gross margin declined in fiscal 2009, compared to fiscal 2008, principally as a result of the additional service cost associated with the acquisition of Quintum. Traditionally, Quintum has generated a negative margin on service revenue.

Service gross margin will typically vary over time due to the volume and timing of service contract initiations and renewals, customer training schedules, and changes in the mix of services between fixed-cost or time and materials based services.

Operating Expenses

(in thousands)	Year Ended			Year Ended	
	March 26, 2010	**March 27, 2009**	**FY10 vs FY09**	**March 28, 2008**	**FY09 vs FY08**
Sales and marketing	$ 19,647	$ 21,161	(7.2)%	$ 20,178	4.9%
Research and development	19,229	21,817	(11.9)	24,279	(10.1)
General and administrative	11,824	13,120	(9.9)	11,373	15.4
Impairment of goodwill and long-lived assets	—	34,197	(100.0)	—	100.0
Restructure and other costs	17	2,423	(99.3)	175	1,284.6
Total operating expenses	$ 50,717	$ 92,718	(45.3)%	$ 56,005	65.6%

Total operating expenses in fiscal 2010 decreased primarily because of the absence of impairment charges which affected operating expenses in fiscal 2009. Cost control measures implemented in fiscal 2009 also contributed to the decrease in operating expenses. The cost control measures include reduced facilities and information technology costs, which are allocated among the various expense line items.

Sales and marketing expense decreased in fiscal 2010 by $1.5 million. Changes in sales and marketing expenses were as follows:

- Cost-reduction initiatives were responsible for the following expense reductions:
  - Payroll-related and consultancy costs were lower by $1.3 million in fiscal 2010 due principally to the effects of lower headcount and temporary salary reductions.
  - Marketing communication costs were lower by $758,000 in fiscal 2010. The higher level of cost in fiscal 2009 was principally due to a new customer acquisition program which ran through the first three quarters of fiscal 2009 and advertising costs relating to programs that have been discontinued in fiscal 2010.

    - Travel and entertainment costs were lower by $367,000 in fiscal 2010.
- There was no amortization of purchased intangibles in fiscal 2010. Intangibles amortization expense was $663,000 in fiscal 2009.
- Other miscellaneous sales and marketing costs were lower by $189,000 in fiscal 2010. The change was largely due to reduced consignment inventory reserve charges in fiscal 2010.
- Offsetting these reductions, sales commissions were higher in fiscal 2010 by $827,000, reflecting higher product revenue and bookings. Non-cash stock-based compensation was higher in fiscal 2010 due to the effect of restricted stock grants awarded in connection with salary reductions, $205,000, and to charges of $224,000 for award modifications incurred in the first quarter of fiscal 2010 in connection with the retirement of our former Federal sales executive. The reduction in payroll-related and consultancy costs for fiscal 2010 was net of employee separation costs of $490,000 also incurred in connection with the retirement of our former Federal sales executive.

Research and development expense decreased in fiscal 2010 by $2.6 million due primarily to the effect of cost reduction programs as we consolidated our research and development plans into a single company-wide strategy. Changes in research and development expenses were as follows:

- Cost reduction initiatives were responsible for the following expense reductions:
    - Payroll-related and consultancy costs were lower by $2.4 million for fiscal 2010, due to lower headcount and temporary salary reductions.
    - Depreciation and other operating expenses were lower by $498,000 in fiscal 2010.
    - Engineering related costs were lower by $44,000 in fiscal 2010, due primarily to consolidation of development resources.
    - Allocations of shared expenses, including facilities and information technology costs, were lower by $188,000 in fiscal 2010, due to a reduction in company-wide allocated costs and also to revised allocation percentages to reflect actual utilization of facilities and services.
    - Other miscellaneous research and development costs were lower by $85,000 in fiscal 2010.
- These expense reductions were partially offset by non-cash stock-based compensation, which was higher by $613,000 in fiscal 2010, due to the effect of restricted stock grants, awarded mostly in connection with offsets to salary reductions.

General and administrative expense was lower in fiscal 2010 by $1.3 million due primarily to the effect of company-wide cost reduction programs, partially offset by employee separation costs incurred in connection with the departure of our former Chief Financial Officer. Changes in general and administrative expenses were as follows:

- Cost reduction initiatives were responsible for the following expense reductions:
    - Payroll related and consultancy costs were lower by $1.2 million, due to lower headcount, temporary salary reductions and reduced usage of consultants.
    - Outside services, which include audit and tax related services as well as external reporting costs, decreased by $426,000. This decrease was due in part to elimination of redundant Quintum-related costs and also because impairment-related costs incurred in fiscal 2009 were not incurred in fiscal 2010.
    - Other operating expenses decreased by $272,000.
    - Allocations of shared expenses, including facilities and information technology costs, were lower by $213,000, due to a reduction in company-wide allocated costs and also to revised allocation percentages to reflect actual utilization of facilities and services.
- There was no amortization of purchased intangibles in fiscal 2010, versus intangibles amortization expense of $88,000 in fiscal 2009.
- Offsetting these savings, legal costs were higher in fiscal 2010 by $250,000, principally due to patent lawsuit defense costs. Non-cash stock compensation was higher by in fiscal 2010 due to charges of $362,000 for award modifications incurred in the first quarter of fiscal 2010 in connection with the

departure of our former Chief Financial Officer. The effect of this charge was partially offset by reduced stock compensation expense for all other general and administrative employees, which was lower by $223,000 in fiscal 2010. In addition, we incurred employee separation costs of $516,000 in fiscal 2010, also in connection with the departure of our former Chief Financial Officer.

Restructuring charges and recoveries in fiscal 2010 were not material and principally were a result of employee separation costs relating to corporate restructuring initiatives. Restructuring charges in fiscal 2009 also related to corporate restructuring initiatives, and primarily resulted from a change in our estimate of the cost to vacate certain facilities as well as costs relating to headcount reductions.

Total operating expenses increased in fiscal 2009, compared to fiscal 2008, due primarily to charges for the impairment of goodwill and long-lived assets. The acquisition of Quintum, which occurred late in the third quarter of fiscal 2008, also contributed to the overall increase in operating expenses in fiscal 2009 because fiscal 2009 operating expense includes a full year of Quintum operations while fiscal 2008 operating expense includes approximately four months of Quintum operations. During fiscal 2009, we fully integrated Quintum operating functions and reduced Quintum headcount from 71 at March 2008 to 62 at March 2009.

Sales and marketing expenses increased primarily due to the acquisition of Quintum, whose operations were responsible for an incremental increase in sales and marketing expense of $2.2 million in fiscal 2009. A portion of this incremental expense resulted from amortization of purchased intangible assets, which totaled $663,000 for fiscal 2009 compared to $531,000 in fiscal 2008. There will be no further amortization of purchased intangible assets acquired from Quintum as we recorded asset impairment charges for the full carrying value of purchased intangible assets in the second quarter of fiscal 2009. See the discussion of impairment of goodwill and long-lived assets below. Offsetting the effects of the Quintum operations, changes in sales and marketing expenses in fiscal 2009 were as follows:

- Sales commissions were down $663,000, reflecting lower revenues.
- Stock-based compensation, which fluctuates as new awards are granted and expense recognition for prior awards is completed, was higher by $422,000.
- Other sales and marketing expenses, including consulting and marketing communications costs, were $23,000 higher.
- Allocations of shared expenses, including facilities and information technology costs were $974,000 lower, due to revised allocations to reflect actual utilization of facilities and services and to reduced facilities and information technology costs entity-wide.

Research and development expenses were lower in fiscal 2009 although Quintum operations were responsible for an incremental increase in expense of $2.5 million. Offsetting the effects of the Quintum operations, changes in research and development expenses in fiscal 2009 were as follows:

- Salary and other employee compensation was $2.3 million lower, due principally to external funding of development and to headcount reductions. In fiscal 2009, research and development costs of approximately $709,000, were funded externally.
- Consulting expense decreased by $1.2 million, due principally to cost reduction initiatives.
- Other research and development expenses, including software, engineering and manufacturing production related costs, were $388,000 lower.
- Allocations of shared expenses, including facilities and information technology costs, were $1.2 million lower, principally due to revised allocations to reflect actual utilization of facilities and services as well as reduced facilities and information technology costs entity-wide.

General and administrative expenses increased in fiscal 2009 in part as a result of the acquisition of Quintum. Quintum operations were responsible for an incremental increase in expense of $705,000. Amortization of intangible assets relating to the Quintum acquisition was $88,000 in fiscal 2009 and $70,000 in fiscal 2008. There will be no further amortization of purchased intangible assets acquired from Quintum as we recorded asset impairment charges for the full carrying value of purchased intangible assets in the second quarter of fiscal 2009. See the discussion of impairment of goodwill and long-lived assets below. In addition to the effects of the Quintum operations, changes in general and administrative expenses in fiscal 2009 were as follows:

- Stock-based compensation, which fluctuates as new awards are granted and expense recognition for prior awards is completed, was up $61,000.
- Salary and other employee compensation was down $170,000, due principally to the effect of headcount reductions though consulting expense was up $242,000, due principally to utilization of consultants to augment staff.
- Legal costs and accounting and taxation consulting service fees increased $445,000 which included: costs related to the settlement of a legal complaint in the first quarter of fiscal 2009; charges for the costs of lawsuits assumed in the Quintum acquisition, which are only partially reimbursed from an escrow account; and increased fees for independent accounting and taxation consulting.
- Other miscellaneous general and administrative expenses were lower by $141,000.
- Allocations of shared expenses, including facilities and information technology costs, increased by $598,000, principally due to revised allocations to reflect actual utilization of facilities and services which were partially offset by reduced facilities and information technology costs entity-wide.

Restructuring charges in fiscal 2009 resulted from a change in our estimate of the cost to vacate certain facilities as well as costs relating to headcount reductions. Our total headcount decreased from 308 at March 28, 2008 to 254 at March 27, 2009.

We performed an impairment analysis of our goodwill and long-lived assets in fiscal 2009. As a result of this impairment analysis, we recorded impairment charges of $16.8 million in fiscal 2009. Of the total long-lived asset impairment recorded in fiscal 2009, $12.5 million related to assets recorded in connection with the purchase of Quintum, $3.7 million related to a license and development agreement, $258,000 related to property and equipment and $320,000 related to prepaid licenses acquired by Quintum which were determined not to have value as the Company integrated product strategies. Also as a result of this impairment analysis, we recorded a goodwill impairment loss in the amount of $27.4 million which was the excess of the carrying value of goodwill over its implied fair value.

Non-Operating Items

(in thousands)	Year Ended			Year Ended	
	March 26, 2010	**March 27, 2009**	**FY10 vs FY09**	**March 28, 2008**	**FY09 vs FY08**
Interest income	$ 1,514	$ 3,660	(58.6)%	$ 5,055	(27.6)%
Interest expense	$ (2,271)	$ (3,862)	(41.2)%	$ (2,847)	35.7 %
Other income, net	$ 1,101	$ 28,944	(96.2)%	$ 404	7,064.4 %

Interest income was lower in fiscal 2010 due to lower average cash balances and, to a lesser extent, to lower average interest earned on investments. Average cash balances were lower primarily due to the effect of operating losses in fiscal 2010 and 2009, as well as the use of cash to repurchase and retire a total of $75.5 million of the outstanding 3¾% convertible senior notes and 7¼% redeemable convertible subordinated debentures.

Interest expense was lower in fiscal 2010 reflecting the retirement of a portion of our outstanding debt through repurchases in both fiscal 2010 and 2009. In fiscal 2010 we repurchased and retired $2.5 million of the principal amount of our outstanding 3¾% convertible senior notes. We realized a net gain on this extinguishment of debt of $555,000, consisting of a $625,000 gain resulting from the repurchase of debt at below principal, partially offset by a $70,000 write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on this transaction was recorded as non-operating income.

Interest income was lower in fiscal 2009 compared to fiscal 2008 despite slightly higher average cash balances, due to the effect of lower interest rates earned on investments. Interest expense was higher in fiscal 2009 compared to fiscal 2008 as a result of the December 2007 issuance of 3¾% convertible senior notes.

Other income (expense) consisted of:

(in thousands)	Year Ended			Year Ended	
	March 26, 2010	March 27, 2009	FY10 vs FY09	March 28, 2008	FY09 vs FY08
Loss on foreign exchange	$ (45)	$ (428)	(89.5)%	$ (131)	226.7%
Gain on extinguishment of debt	555	28,927	(98.1)%	—	100.0
Foreign currency translation adjustment due to dissolution of German subsidiary	—	—	—	385	(100.0)
Realized gain on available-for-sale securities	569	450	26.4%	158	184.8
Other	22	(5)	(540.0)%	(8)	(37.5)
	$ 1,101	$ 28,944	(96.2)%	$ 404	7,064.4%

In fiscal 2010 we repurchased and retired $2.5 million of the principal amount of our outstanding 3¾% convertible senior notes. We realized a net gain on this extinguishment of debt of $555,000, consisting of a $625,000 gain resulting from the repurchase of debt at below principal, partially offset by a $70,000 write-off of unamortized deferred financing costs related to the repurchased debt.

In fiscal 2009, we retired $72.0 million of our outstanding 3¾% convertible senior notes at a discount to the original issue price. The retirement was accomplished by repurchasing the 3¾% notes at a discount to the original issue price. The repurchase of the 3¾% notes at below principal generated a gain of $30.8 million, which was partially offset by a write-off of $2.2 million of unamortized deferred financing costs, for a net realized gain of $28.6 million. We also retired $1.0 million of our outstanding 7¼% redeemable convertible subordinated debentures. This retirement was also accomplished by repurchasing the 7¼% debentures at a discount to the original issue price. The repurchase of the 7¼% debentures at below principal generated a gain of $360,000, which was offset by a write-off of $7,000 of unamortized deferred financing costs, for a net realized gain of $353,000.

Income Tax Provision (Benefit)

Income tax provision of $72,000 for fiscal 2010 was due primarily to provisions related to international operations, offset in part by a benefit of $77,000 for a U.S. federal refundable credit as provided by the Housing and Economic Recovery Act of 2008 ("Act"). The Act, signed into law in July 2008, allows taxpayers to claim refundable alternative minimum tax or research and development credit carryovers if they forego bonus depreciation on certain qualified fixed assets placed in service from the period between April 2008 and December 2009.

Income tax provision of $67,000 for fiscal 2009 was due primarily to provisions related to international operations, offset in part by a benefit of $100,000 for a U.S. federal refundable credit as provided by the Act.

Income tax benefit of $1.7 million for fiscal 2008 was due primarily to the reversal of a valuation allowance for a deferred tax asset recorded for net operating loss carryforwards of a foreign subsidiary, which we began to realize in fiscal 2009.

We continually evaluate the risks associated with tax returns that have not yet passed the statutory period for examination by tax authorities in various jurisdictions. When such periods are completed, estimated taxes previously provided may be adjusted, dependent upon the outcome of examinations, if any.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been our cash balances, cash provided by operating activities, debt financings, and committed credit lines.

Cash Balances: As of March 26, 2010, cash and cash equivalents, short-term investments and restricted cash were $81.0 million, as compared to $98.2 million as of March 27, 2009. These amounts at March 26, 2010 were invested 63.1% in U.S. government and municipal agency investments and cash equivalents, primarily money market funds.

Cash Flows from Operating Activities:

Net cash provided by (used in) operating activities was ($12.9 million), ($21.1 million), and $9.2 million in fiscal 2010, 2009 and 2008, respectively.

Net cash used in operating activities was $12.9 million in fiscal 2010 compared to $21.1 million in fiscal 2009, a difference of $8.2 million. The decrease in net cash used in operating activities in fiscal 2010 compared to fiscal 2009 resulted principally from the following.

- The collective effect of lower net loss, lower non-cash impairment charges and lower non-cash gains on extinguishment of debt in fiscal 2010 was a decrease in net cash used operating activities of $19.8 million.
- The effect of lower collections on accounts receivable, principally because revenues in the fourth quarter of fiscal 2009 were lower than in the fourth quarter of fiscal 2008 was an increase in cash used in operating activities of $22.5 million.
- The effect upon cash of other non-cash charges and changes in assets and liabilities, principally prepaid assets and accounts payable, was a decrease in cash used in operating activities of $10.9 million.

In fiscal 2009, cash used in operating activities was primarily the result of the fiscal 2009 net loss of $53.5 million after allowing for the effect upon cash of: the non-cash charge for impairment of goodwill and long-lived assets of $44.3 million; the non-cash gain on extinguishment of debt of $28.9 million; and cash provided by accounts receivable collections of $16.1 million. The effect upon cash of other non-cash charges and changes in assets and liabilities was relatively minor.

In fiscal 2008, net cash provided by operating activities reflected net income of $7.1 million.

DSO was 65 days and 51 days at March 26, 2010 and March 27, 2009, respectively. Our target DSO is less than 70 days.

Cash Flows from Investing Activities:

Net cash provided by (used in) investing activities was $4.4 million, $37.4 million and ($67.4 million) in fiscal 2010, 2009 and 2008, respectively.

Net cash provided by investing activities was $4.4 million in fiscal 2010 compared to $37.4 million in fiscal 2009. The principal reason for this change was the net effect upon cash of purchases, sales and maturities of short-term investments. These activities provided net cash of $5.5 million in fiscal 2010 and $39.6 million in fiscal 2009. In fiscal 2009, the Company used the net cash provided by purchases, sales and maturities of short-term investments to fund the repurchases of debt and common stock.

In fiscal 2009, net cash provided by purchases, sales and maturities of short-term assets was $39.6 million. We spent $1.0 million for property and equipment and $1.2 million to establish restricted cash.

In fiscal 2008, we used $21.2 million for the cash portion of the Quintum acquisition price and transaction costs. Purchases of short-term investments, net of sales and maturities, consumed cash of $40.6 million. We spent $3.1 million for property and equipment, including our replacement ERP system, and paid $2.5 million under our expanded agreement with a third-party technology supplier. We may make additional payments to the technology supplier totaling $2.5 million in future periods, dependent upon deliverables by the supplier.

Cash Flows from Financing Activities:

Net cash provided by (used in) financing activities was ($2.4 million), ($43.1 million) and $92.2 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Net cash used in financing activities was $2.4 million in fiscal 2010 and $43.1 million in fiscal 2009. In both fiscal 2010 and fiscal 2009, our principal financing activities were repurchases of debt and common stock. In fiscal 2010 we paid $1.9 million to repurchase a portion of our outstanding 3¾% convertible senior notes. We also paid $1.2 million to repurchase common stock from employees to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. Cash provided by proceeds from exercises of stock options was $661,000 in fiscal 2010. Future proceeds to us from the issuance of common stock under employee stock plans will be affected primarily by fluctuations in our stock price.

In fiscal 2009, we paid $41.2 million to repurchase a portion of our outstanding 3¾% convertible senior notes, $640,000 to repurchase a portion of our outstanding 7¼% redeemable convertible subordinated debentures and $1.3

million to repurchase common stock on the open market, primarily under our 2008 stock repurchase plan. Cash provided by proceeds from exercises of stock options was minimal in fiscal 2009.

In fiscal 2008, we received $82.0 million in net proceeds from the issuance of convertible senior notes and $12.7 million from exercises of stock options under stock-based compensation plans, of which $7.7 million was from exercises of stock-based awards by several former executives and a former member of the board of directors, each of whom has no remaining stock options. The proceeds from stock-based awards was partially offset by the payment of $518,000 for the repurchase of restricted stock from employees to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. We also used $2.1 million to repay Quintum debt acquired in the December 2007 acquisition.

Stock Repurchase Plan:

In February 2008, the Board of Directors approved a stock repurchase plan for a period of up to twenty-four months. We first repurchased shares under the 2008 program in fiscal 2009. In fiscal 2009, we repurchased a total of 258,000 shares under the 2008 program at an average price of $3.90 per share for a total price of $1.0 million. We did not repurchase shares under this program in fiscal 2010 and the plan expired in the fourth quarter of fiscal 2010.

Summary Disclosures about Contractual Obligations and Commercial Commitments: The following table provides a summary of our contractual obligations and other commercial commitments as of March 26, 2010:

(in thousands)

Contractual obligations	Total	2011	2012 to 2013	2014 to 2015	After 2015
Long-term debt	$ 34,204	$ —	$ —	$ —	$ 34,204
Interest on long-term debt	9,702	2,112	4,225	3,365	—
Operating leases	9,463	4,932	4,462	69	—
Capital leases	140	54	86	—	—
Total contractual obligations	$ 53,509	$ 7,098	$ 8,773	$ 3,434	$ 34,204

Included in the operating lease amounts are payments on the former manufacturing facility. Of those payments, $1.6 million, representing the discounted value of the lease payments net of sublease income, is accrued in our restructure liability at March 26, 2010.

We have a commitment to pay a total of $2.5 million to a third-party technology supplier upon receipt of future deliverables.

We have a long-term income tax liability for uncertain tax positions amounting to $590,000 at March 26, 2010. We cannot currently predict the date of settlement or payment, as the timing of resolution of our liability is highly uncertain.

In the normal course of business, we enter into contractual commitments to purchase services, materials, components, and finished goods from suppliers, mainly our primary contract manufacturer, Plexus Corp. (Plexus). Under our agreement with Plexus, which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, we must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize we must take ownership and pay for such inventory. This activity may increase our owned inventories.

At March 26, 2010, Plexus held inventory related to our products. Our deposit relating to this inventory was $5.7 million at March 26, 2010 and reserves relating to these deposits were $1.7 million. Both the deposit and the related reserves are included in prepaid expenses and other assets in the consolidated balance sheets. Additional deposits may be required under the terms of our agreement with Plexus.

We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund operations for at least the next twelve months. We believe the most strategic uses of our cash resources in the near term will include investments in new technologies, acquisitions, and working capital.

Off-Balance Sheet Arrangements

Other than commitments described above, there are no other off-balance sheet arrangements that are reasonably likely to materially affect our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Standards

See Note 1 of our Notes to Consolidated Financial Statements, Description of Business and Summary of Significant Accounting Policies, for recent accounting pronouncements, including the expected dates of adoption and estimated effects on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosure involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

We use foreign exchange contracts to hedge significant accounts receivable and intercompany account balances denominated in foreign currencies. Market value gains and losses on these hedged contracts are substantially offset by fluctuations in the underlying balances being hedged. At March 26, 2010, our primary net foreign currency exposures were in Japanese yen, Euros and British pounds. The net financial impact of foreign exchange gains and losses are recorded in other income. Our policy is to not use hedges or other derivative financial instruments for speculative purposes.

We believe our hedging strategy will not have a significant effect on our business, operating results or financial condition. A 10% adverse change in the foreign currency rates affecting the contracts as of their March 26, 2010 levels would decrease the fair value of the contracts by approximately $510,000 and if this occurred, the fair value of the underlying exposures hedged by the contracts should increase by a similar amount. However, we could have gains or losses in the future if our actual balances differ from the amounts hedged under foreign exchange contracts. The amount of such gains or losses would depend in part on the timing and amount of foreign currency exchange rate movements.

A portion of our investment portfolio is composed of income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. A sensitivity analysis assuming a hypothetical increase or decrease of 10% from levels at March 26, 2010 and March 27, 2009 indicated the fair value of the portfolio would change by approximately $61,000 and $123,000 at March 26, 2010 and March 27, 2009, respectively. At March 26, 2010, the fair value of the short-term investments was $75.5 million compared to $81.4 million at March 27, 2009.

The fair market value of our 3¾% convertible senior notes and 7¼% redeemable convertible subordinated debentures are sensitive to changes in interest rates and to the prices of our common stock into which they can be converted as well as our financial stability. The yield to maturity on the debentures is fixed, therefore the interest expense on the debt does not fluctuate with interest rates. We have estimated the approximate fair value of these securities using recent quotes and trades. The fair value of the trading debt securities was approximately:

(in thousands)	Fiscal year ended	
	March 26, 2010	March 27, 2009
3¾% convertible senior notes	$ 7,980	$ 7,800
7¼% redeemable convertible subordinated debentures	$ 20,860	$ 15,882

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Highlights:

(dollars in thousands, except per share amounts)	Fiscal year ended	
Highlights	**March 26, 2010**	**March 27, 2009**
Total revenue	$ 74,494	$ 65,788
Loss from operations	$ (18,115)	$ (82,178)
Net loss	$ (17,843)	$ (53,503)
Basic net loss per share	$ (0.61)	$ (1.85)
Diluted net loss per share	$ (0.61)	$ (1.85)
Working capital	$ 85,604	$ 101,243
Total assets	$ 117,686	$ 133,433
3¾% convertible senior notes	$ 10,500	$ 13,000
7¼% convertible subordinated debentures	$ 23,704	$ 23,704
Total stockholders' equity	$ 60,104	$ 72,820
Number of employees	247	254

Quarterly financial data (unaudited):

	Fiscal quarter 2010			
	First	**Second**	**Third**	**Fourth**
Total revenue	$ 19,510	$ 19,761	$ 16,323	$ 18,900
Gross margin	$ 8,872	$ 7,803	$ 6,536	$ 9,391
Net loss	$ (3,713)	$ (4,184)	$ (6,799)	$ (3,147)
Basic and diluted net loss per share	$ (0.13)	$ (0.14)	$ (0.23)	$ (0.11)

	Fiscal quarter 2009			
	First	**Second**	**Third**	**Fourth**
Total revenue	$ 15,574	$ 18,515	$ 18,972	$ 12,727
Gross margin	$ 2,545	$ (4,622)	$ 8,602	$ 4,015
Net income (loss)	$ (9,838)	$ (47,484)	$ 13,100	$ (9,281)
Basic net income (loss) per share	$ (0.34)	$ (1.66)	$ 0.45	$ (0.32)
Diluted net income (loss) per share	$ (0.34)	$ (1.66)	$ 0.42	$ (0.32)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Network Equipment Technologies, Inc.
Fremont, California

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries (the "Company") as of March 26, 2010 and March 27, 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 26, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries as of March 26, 2010 and March 27, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 26, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 26, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 8, 2010

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value amounts)	March 26, 2010	March 27, 2009
Current assets:		
Cash and cash equivalents	$ 4,953	$ 15,589
Short-term investments	75,508	81,432
Restricted cash	554	1,154
Accounts receivable, net of allowances of $265 at March 26, 2010 and $351 at March 27, 2009	13,468	7,091
Inventories	4,377	5,245
Prepaid expenses and other assets	7,961	10,073
Total current assets	106,821	120,584
Property and equipment:		
Machinery and equipment	31,355	34,190
Furniture and fixtures	4,285	4,436
Leasehold improvements	10,951	10,947
	46,591	49,573
Less: accumulated depreciation and amortization	(41,436)	(43,068)
Property and equipment, net	5,155	6,505
Other assets	5,710	6,344
Total assets	$ 117,686	$ 133,433
Current liabilities:		
Accounts payable	$ 7,987	$ 4,257
Accrued liabilities	13,230	15,084
Total current liabilities	21,217	19,341
Long-term liabilities:		
3¾% convertible senior notes	10,500	13,000
7¼% redeemable convertible subordinated debentures	23,704	23,704
Capital lease obligations, less current portion	69	—
Other long-term liabilities	2,092	4,568
Total long-term liabilities	36,365	41,272
Commitments and Contingencies – Note 8		
Stockholders' equity:		
Preferred stock ($0.01 par value; 5,000 shares authorized; none outstanding)	—	—
Common stock ($0.01 par value; 75,000 shares authorized; 30,060 and 29,193 shares outstanding at March 26, 2010 and March 27, 2009)	300	291
Additional paid-in capital	252,105	245,654
Treasury stock, at cost	(10,374)	(9,177)
Accumulated other comprehensive loss	(1,398)	(1,262)
Accumulated deficit	(180,529)	(162,686)
Total stockholders' equity	60,104	72,820
Total liabilities and stockholders' equity	$ 117,686	$ 133,433

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Fiscal Year Ended March 26, 2010	Fiscal Year Ended March 27, 2009	Fiscal Year Ended March 28, 2008
Revenue:			
Product	$ 58,142	$ 51,202	$ 102,608
Service and other	16,352	14,586	13,536
Total revenue	74,494	65,788	116,144
Costs of revenue:			
Cost of product revenue	27,934	30,772	45,001
Cost of service and other revenue	13,958	14,415	12,289
Impairment of long-lived assets	—	10,061	—
Total cost of revenue	41,892	55,248	57,290
Gross margin	32,602	10,540	58,854
Operating expenses:			
Sales and marketing	19,647	21,161	20,178
Research and development	19,229	21,817	24,279
General and administrative	11,824	13,120	11,373
Restructure and other costs	17	2,423	175
Impairment of goodwill	—	27,441	—
Impairment of long-lived assets	—	6,756	—
Total operating expenses	50,717	92,718	56,005
Income (loss) from operations	(18,115)	(82,178)	2,849
Interest income	1,514	3,660	5,055
Interest expense	(2,271)	(3,862)	(2,847)
Other income, net	1,101	28,944	404
Income (loss) before taxes	(17,771)	(53,436)	5,461
Income tax provision (benefit)	72	67	(1,684)
Net income (loss)	$ (17,843)	$ (53,503)	$ 7,145
Basic net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.26
Diluted net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.25
Basic common and common equivalent shares	29,178	28,854	27,423
Diluted common and common equivalent shares	29,178	28,854	28,415

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)	Fiscal Year Ended		
	March 26, 2010	**March 27, 2009**	**March 28, 2008**
Net income (loss)	$ (17,843)	$ (53,503)	$ 7,145
Foreign currency translation adjustment	250	(2,030)	(235)
Gross unrealized holding gains (losses) on available-for-sale securities	(159)	113	1,341
Reclassification adjustments for losses included in net income (loss)	(227)	(450)	(158)
Comprehensive income (loss)	$ (17,979)	$ (55,870)	$ 8,093

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Year Ended March 26, 2010	Fiscal Year Ended March 27, 2009	Fiscal Year Ended March 28, 2008
Cash and cash equivalents at beginning of year	$ 15,589	$ 44,246	$ 10,479
Cash flow from operating activities:			
Net income (loss)	(17,843)	(53,503)	7,145
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operations:			
Depreciation, amortization, and accretion	3,308	5,674	6,826
Impairment of goodwill and long-lived assets	—	44,258	—
Loss on disposition of property and equipment	87	43	63
Stock-based compensation expense	5,789	4,428	3,038
Excess tax benefit from stock-based compensation	—	—	(156)
Gain on extinguishment of debt	(555)	(28,929)	—
Provision for deferred income taxes	—	590	(2,002)
Other	(8)	—	(385)
Changes in assets and liabilities, net of effects of acquisition:			
Accounts receivable	(6,377)	16,083	(6,883)
Inventories	868	4,741	3,005
Prepaid expenses and other assets	2,475	(4,031)	(5,081)
Accounts payable	3,733	(5,718)	(231)
Accrued and other long-term liabilities	(4,331)	(4,686)	3,864
Net cash provided by (used in) operations	(12,854)	(21,050)	9,203
Cash flow from investing activities:			
Purchase of short-term investments	(62,894)	(62,520)	(129,463)
Proceeds from sales and maturities of short-term investments	68,432	102,163	88,887
Acquisition of business, net of acquired cash and cash equivalents	—	—	(21,142)
Registration costs for shares issued in acquisition	—	—	(67)
Purchases of property and equipment	(1,737)	(1,041)	(3,117)
Payment for license and development agreement	—	—	(2,500)
Change in restricted cash	608	(1,154)	—
Net cash provided by (used in) investing activities	4,409	37,448	(67,402)
Cash flow from financing activities:			
Issuance of convertible senior notes, net of issue costs of $3,001	—	—	81,999
Repayment of acquired debt	—	—	(2,095)
Issuance of common stock	661	58	12,675
Repurchase of common stock	(1,200)	(1,339)	(518)
Payments under capital lease obligation	(27)	—	—
Repurchase of 3¾% convertible senior notes	(1,875)	(41,176)	—
Repurchase of 7¼% redeemable convertible subordinated debentures	—	(640)	—
Excess tax benefit from stock-based compensation	—	—	156
Net cash provided by (used in) financing activities	(2,441)	(43,097)	92,217
Effect of exchange rate on cash	250	(1,958)	(251)
Net increase (decrease) in cash and cash equivalents	(10,636)	(28,657)	33,767
Cash and cash equivalents at end of year	$ 4,953	$ 15,589	$ 44,246
Other cash flow information:			
Cash paid during the year for interest	$ 2,163	$ 4,479	$ 1,798
Non-cash investing activities:			
Common stock issued in acquisition of business	$ —	$ —	$ 20,955
Net unrealized gains (losses) on available-for-sale securities	$ (386)	$ (337)	$ 1,183
Assets acquired under capital lease	$ 145	$ —	$ —
Assets acquired through note payable	$ 141	$ —	$ —

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock				Accumulated Other Comprehensive Income (Loss)			
	Shares	Amount	Paid-in Capital	Treasury Stock	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Securities	Accumulated Deficit	Total Stockholders' Equity
Balances, March 30, 2007	25,727	$257	$204,439	$(7,326)	$620	$(78)	$(116,328)	$81,584
Issuance of common stock for acquisition of business	1,732	17	20,938	—	—	—	—	20,955
Registration costs for shares issued for acquisition		—	(67)	—	—	—	—	(67)
Issuance and sale of common stock under stock-based compensation plans	1,840	18	12,657	—	—	—	—	12,675
Foreign currency translation adjustment due to dissolution of German subsidiary		—	—	—	(385)	—	—	(385)
Stock-based compensation		—	3,050	—	—	—	—	3,050
Tax benefit from stock-based transactions		—	156	—	—	—	—	156
Repurchase of common stock	(51)	—	(2)	(516)	—	—	—	(518)
Net unrealized gain on available-for-sale securities		—	—	—	—	1,183	—	1,183
Cumulative translation adjustment		—	—	—	(235)	—	—	(235)
Net income		—	—	—	—	—	7,145	7,145
Balances, March 28, 2008	29,248	292	241,171	(7,842)	—	1,105	(109,183)	125,543
Issuance and sale of common stock under stock-based compensation plans	305	3	55	—	—	—	—	58
Stock-based compensation		—	4,428	—	—	—	—	4,428
Repurchase of common stock	(360)	(4)	—	(1,335)	—	—	—	(1,339)
Net unrealized loss on available-for-sale securities		—	—	—	—	(337)	—	(337)
Cumulative translation adjustment		—	—	—	(2,030)	—	—	(2,030)
Net loss		—	—	—	—	—	(53,503)	(53,503)
Balances, March 27, 2009	29,193	291	245,654	(9,177)	(2,030)	768	(162,686)	72,820
Issuance and sale of common stock under stock-based compensation plans	1,151	12	649	—	—	—	—	661
Stock-based compensation		—	5,898	—	—	—	—	5,898
Net unrealized loss on available-for-sale securities		—	—	—	—	(386)	—	(386)
Repurchase of common stock	(268)	(3)	—	(1,197)	—	—	—	(1,200)
Stock returned in connection with escrow settlements	(16)	—	(96)	—	—	—	—	(96)
Cumulative translation adjustment		—	—	—	250	—	—	250
Net loss		—	—	—	—	—	(17,843)	(17,843)
Balances, March 26, 2010	30,060	$300	$252,105	$(10,374)	$(1,780)	$382	$(180,529)	$60,104

See accompanying notes to the consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of Business: Network Equipment Technologies, Inc. (the Company or NET) provides network and VoIP solutions to enterprises and government agencies that seek to reduce the cost to deploy next generation unified and secure communications applications. For over a quarter of a century, NET has delivered solutions for multi-service networks requiring high degrees of versatility, security and performance. Today, the Company's broad family of products enables interoperability and integration with existing networks for migration to secure IP-based communications. Broadening NET's voice solutions, Quintum Technologies (Quintum), now a part of NET, is a VoIP innovator whose applications bring the reliability and clarity of public telephone networks to Internet telephony and unified communications. NET was founded in 1983.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Segments: The Company's management uses consolidated financial information in determining how to allocate resources and assess performance. For this reason, the Company has determined that it is engaged in a single reportable segment.

Basis of Presentation: The Company's fiscal year ends on the last Friday in March. In most years, the fiscal year is 52 weeks, with each quarter comprised of thirteen weeks, which allows comparability of quarter over quarter results.

Revenue Recognition: The Company recognizes product revenue when all four of the following criteria are met:

1) the Company has a contract with its customer,
2) the product has been shipped as required by the contract and risk of loss has passed to the customer,
3) the price is fixed or determinable, and
4) collection of payment is reasonably assured.

If the customer has a right of acceptance and the Company has not yet obtained acceptance, revenue is deferred until the terms of acceptance are satisfied. When product revenue is deferred, the Company also defers the associated cost of goods until the revenue is recognized. The Company recognizes service revenue upon completion of the service or, for ongoing services such as maintenance, ratably over the period of the contract. For sales arrangements that involve multiple elements to be delivered at different times, such as a sale of equipment together with post-contract support services, the Company assigns revenue to each element based on its fair value and recognizes revenue for each element as the criteria for recognition are met. Fair value for each element is determined by vendor-specific objective evidence, if available, such as the sales price charged when the same element is sold separately or otherwise by the residual method, whereby the value of delivered elements is determined by subtracting the fair value of the undelivered elements from the total value of the arrangement. If vendor-specific objective evidence of fair value of one or more undelivered elements does not exist, revenue on the entire arrangement is deferred and is recognized only upon delivery of those elements or when fair value has been established. The Company reports revenue net of sales taxes.

Through a contractual arrangement with the Company, CACI International Inc. (CACI) has certain rights to provide maintenance and other services to the Company's Federal customers. Under the current arrangement, both companies sell services for NET products, other than the Quintum Series products, and each company is responsible for various aspects of service delivery. CACI is responsible for maintenance support for first-level calls and on-site repairs, NET provides spares logistics and bug fixes; and both companies provide training services. Under a revenue-sharing arrangement, revenue from maintenance and training services is shared between both companies, regardless of which company sells the services. The receipts from sales of these services are shared based on a pre-determined percentage, which is currently 37% for NET and 63% for CACI but may be higher or lower based upon the total annual amount of sales of these services. As such, 63% of NET's receipts that are subject to the agreement is remitted to CACI, and conversely, 37% of CACI's receipts that are subject to the agreement is remitted to the Company. Receipts from sales of training services are shared based on sales volumes but to date, training services revenues have not been significant for either NET or CACI. The Company records amounts derived from sales by NET as gross revenue and records amounts remitted to NET by CACI as net revenue. This arrangement expires December 1, 2010, after which the Company intends to perform these services itself and to retain the revenue associated with these services.

Revenue on sales through resellers is recognized upon transfer of title to the reseller. Many of the sales to the Company's resellers are based upon firm commitments from their end customer; as a result, these resellers carry little or no NET stock. For the Company's Promina, VX, and NX products, NET's customers generally do not have the right to return the equipment. For the Company's Quintum product line, NET customers are subject to agreements allowing for limited rights of return and price protection. Accordingly, revenues are reduced for the Company's estimates of liability related to these rights. The estimate for returns is recorded at the time the related sale is recognized and is adjusted periodically based on historical rates of returns and other related factors. The reserves for price protection are recorded at the time these programs are offered. Price protection is estimated based on specific programs, expected usage and historical experience.

For a contract related to funded research and development activities, the Company recognizes revenue and related costs in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition*. The Company accounts for this contract using the completed contract method because it has determined that reasonable estimates of gross profit and percentage of completion are not available. All revenues and related costs are deferred until the contract is completed.

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such management estimates and assumptions include, but are not limited to: assumptions related to contracts that have multiple elements, the allowances for sales returns and potentially uncollectible accounts receivable, the valuation of intangibles, inventories, warranty costs, the valuation allowance on deferred tax assets, certain reserves and accruals, estimated lives of depreciable and amortizable assets, and assumptions related to stock-based compensation. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the time of acquisition. The Company, at times, maintains cash balances in excess of the federally insured limit of $250,000.

Short-term Investments: Short-term investments are primarily composed of highly liquid investments with original maturities of greater than three months at the time of acquisition. The Company classifies its short-term cash investments as available-for-sale securities. The carrying value of such securities is adjusted to fair market value based on recent observable market trades, with unrealized gains and losses being excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses on the sale or maturity of short-term investments are determined on the basis of specific identification.

Restricted Cash: Restricted cash consists of cash collateral related to letters of credit for leases in the United States.

Allowance for Sales Returns: A reserve for sales returns is established for primarily reseller and distributor customers, based on actual historical product returns.

Credit Risk and Allowance for Doubtful Accounts: The Company's credit evaluation process and the reasonably short collection terms help mitigate credit risk. The Company typically does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary. The Company maintains reserves for known recourse obligations and estimated bad debts. The allowance for doubtful accounts receivable is based on the assessment of the collectability of specific customer accounts and the aging of accounts receivable. Credit losses have historically been within our expectations and the allowances for doubtful accounts receivable that were established.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs. Inventories consisted of the following:

(in thousands)	March 26, 2010	March 27, 2009
Purchased components [1]	$ 2,806	$ 3,672
Finished goods	1,571	1,573
	$ 4,377	$ 5,245

(1) Subsequent to the issuance of the fiscal 2009 consolidated financial statements, management determined that certain inventories, not expected to be consumed within the next 12 months, were included in the consolidated balance sheet as current assets within the inventory line. These inventories should have been classified as non-current assets. Management has corrected this error by reclassifying as follows:

- Inventories for fiscal year 2009 originally reported of $7,364 were corrected to $5,245; and
- Other assets for fiscal year 2009 originally reported of $4,225 were corrected to $6,344.

The corrections did not affect the total assets previously reported. The foregoing corrections are not considered material by the Company.

Under the Company's agreement with its primary contract manufacturer, Plexus Corp. (Plexus), which runs through December 31, 2011, the Company maintains a level of control over parts procurement, design, documentation, and selection of approved suppliers. The Company is generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with the Company's forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, the Company must make deposits on the aging inventory, although Plexus must make efforts to minimize the Company's liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, the Company must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, the Company must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize the Company must take ownership and pay for such inventory. This activity may increase the Company's owned inventories.

At March 26, 2010, the Company's deposit on inventory held by Plexus was $5.7 million, of which $1.7 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

The Company regularly evaluates its inventory, including inventory held by Plexus and the amount on deposit with Plexus. As a result of these evaluations, the Company recorded charges of $1.9 million and $5.2 million to cost of revenue in fiscal 2010 and 2009, respectively.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to ten years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

Software Development Costs: Capitalization of software development costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software development costs in light of many factors, including anticipated future revenue, estimated economic useful lives and changes in software and hardware technologies. The Company did not capitalize internal software development costs in fiscal years 2010, 2009 or 2008. Software development costs are amortized over the lives of the products, generally three years.

Long-lived Assets: The carrying value of long-lived assets, including goodwill and other intangibles, is evaluated at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. The carrying value of goodwill at a minimum is evaluated for impairment by applying a fair value-based test. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset including disposition are less than the carrying value of the asset. An impairment is measured as the amount by which the carrying value exceeds the fair value. In fiscal 2009, the Company recorded impairment losses totaling $44.3 million. Intangible assets that have finite useful lives greater than a year, consisting primarily of purchased technology and rights to use technologies, trademark, customer list, and patents, are amortized over their estimated useful lives.

Warranty Accruals: The Company warrants hardware product, generally for twelve months, and software, generally for 90 days. The software warranty entitles the customer to bug fixes but not software upgrades during the warranty period. The Company's methodology is to accrue warranty expense based on historical expense trends calculated as a percentage of product sales. Actual expenses are charged against the accrual in the period they are incurred. On a quarterly basis, the warranty accrual is analyzed for adequacy based on actual trends and subsequent adjustments are made as necessary.

Foreign Currency: The functional currency for the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the end of the period. Revenue and expenses are translated into dollars at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the consolidated balance sheets. Gains and losses from foreign exchange transactions are included in the consolidated statements of operations and have not been significant.

Foreign exchange transaction gains and losses, substantially all of which relate to intercompany activity between us and our foreign subsidiaries, amounted to losses of $45,000, $428,000 and $131,000 in 2010, 2009 and 2008, respectively. These losses are included in other income (expense) in the accompanying consolidated statements of operations.

In 2008, the Company legally dissolved its wholly-owned subsidiary, NET Europe Ltd. GmbH (GmbH) and discontinued business operations performed by the subsidiary. In accordance with the provisions of FASB ASC Topic 830, *Foreign Currency Matters*, other comprehensive income of $385,000 related to the GmbH dissolution has been reclassified from stockholders' equity to other income in the 2008 consolidated statement of operations.

Loss Contingencies: The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss related to an asset, or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The Company records a charge equal to the minimum estimated liability or a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

From time to time, the Company is involved in disputes, litigation, and other legal actions. The Company is aggressively defending its current litigation matters. However, there are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. If any of those events were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, which could result in the need to adjust the liability and record additional expenses.

Stock-based Compensation: The Company recognizes stock-based compensation expense for all share-based payment awards including employee stock options and restricted stock awards, in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. Stock-based compensation expense for expected-to-vest stock-based awards is valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations for all periods presented.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company's computation of expected volatility is based on historical volatility commensurate with the expected term of the options. The risk-free interest rate used in the Black-Scholes option-pricing formula is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term commensurate with the expected term of the options. The expected dividend assumption is based on the Company's current expectations about future dividends and the Company does not expect to pay out cash dividends in the foreseeable future. The Company estimated the expected term of options granted in fiscal 2010, 2009 and 2008 using vesting periods of awards and historical data such as past experience and post vesting cancellations. The Company believes these calculations provide reasonable estimates of expected life for stock–based awards to employees.

Derivatives: The Company does not use derivative financial instruments for speculative or trading purposes. Where available, the Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movement in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in interest and other income, net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated balance sheet items and intercompany balances.

Income Taxes: Effective the beginning of fiscal 2008, the Company adopted the provisions of FASB ASC Topic 740, *Income Taxes,* which clarify the accounting for uncertainty in tax positions and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interest and penalties related to income tax matters are recorded in income tax expense. See Note 7 for additional discussion.

Recently Issued Accounting Standards: In January 2010, the FASB issued updated authoritative guidance, which, among other things, requires entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and which clarifies existing disclosure requirements regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. The updated guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years). The Company is currently assessing the impact that the adoption of the updated guidance will have on the consolidated financial statement disclosures.

In October 2009, the FASB issued new accounting guidance with respect to revenue recognition for arrangements with multiple deliverables and also with respect to accounting for revenue arrangements that include software elements. When adopted, these accounting standards may be applied either prospectively or retrospectively. The Company's mandatory adoption date for this guidance will be March 26, 2011, the beginning of the Company's fiscal 2012. Early adoption is permitted. The Company has not determined when it will adopt this new guidance. The future effect, if any, of the adoption of this new guidance on the Company's consolidated financial statements will depend on whether the Company elects to apply these updates only prospectively or also retrospectively, and the nature of future revenue arrangements into which the Company may enter.

In June 2008, the FASB issued accounting guidance requiring participating securities such as unvested restricted stock grants containing nonforfeitable rights to receive dividends, whether paid or unpaid, to be included in the computation of earnings per share pursuant to the two-class method. The guidance also requires all prior-period earnings per share data presented to be adjusted retrospectively. The Company adopted the new guidance in the first quarter of fiscal 2010. The adoption did not have a material impact on current or prior period consolidated financial statements.

Note 2. Goodwill and Long-lived Assets

Fiscal 2009 Impairment: The Company performed an impairment analysis of its goodwill and long-lived assets in fiscal 2009, pursuant to FASB ASC 350, *Intangibles – Goodwill and Other* and FASB ASC 360, *Property, Plant, and Equipment.* As a result of this impairment analysis, the Company recorded impairment charges of $16.8 million, which are included in the captions "Impairment of long-lived assets" in the accompanying consolidated statements of operations. Of the total long-lived asset impairment recorded in fiscal 2009, $12.5 million related to assets recorded in connection with the purchase of Quintum, $3.7 million related to a license and development agreement, $258,000 related to property and equipment and $320,000 related to prepaid licenses acquired by Quintum which were determined not to have value as the Company integrated product strategies. Also as a result of this impairment analysis, the Company recognized a goodwill impairment loss in the amount of $27.4 million which was the excess of the carrying value of goodwill over its implied fair value.

License and Development Agreement: In October 2005, the Company entered into a license and development agreement with a third-party technology supplier, under which the Company acquired a license to manufacture and distribute the supplier's high-speed networking platform. In June 2007, the agreement was amended to include an additional, more advanced, platform. Under the 2005 agreement and the 2007 amendment, each party agreed to perform development and other activities to bring new products to market and the Company obtained certain rights to market these products. Under the 2005 agreement, the Company paid $3.0 million in license and development fees and capitalized the amount in other assets in the accompanying consolidated balance sheets. The Company began amortizing this amount in the second half of fiscal 2007 concurrent with the sale of the initial platform. Under the 2007 amendment, the Company agreed to pay an additional $5.0 million in four equal installments to the supplier for the advanced platform and an extended exclusive right to market. The first two installments were paid in fiscal 2008 and the remaining two will be due at separate future dates dependent upon the supplier's delivery of future enhancements of the advanced platform.

In fiscal 2009 the Company performed an impairment analysis in accordance with the provisions of FASB ASC 360, *Property, Plant, and Equipment* and determined the fair value of the license and development agreement and related other assets to be zero. Accordingly, the Company recorded an impairment charge of $3.7 million in fiscal 2009, representing the full net book value of the license and development agreement and other related assets. As a result of this impairment charge, there will be no future amortization expense relating to the amounts already paid under the license and development agreement. Prior to the impairment, amortization of $422,000 and $1.2 million, respectively, was recorded for fiscal 2009 and 2008 and was included in the cost of product revenue.

Per the terms of the license and development agreement, as amended, the Company is obligated to pay royalties on sales of the products, which began in the second half of fiscal 2007. These royalties were none for fiscal 2010, $99,000 for fiscal 2009 and $817,000 for fiscal 2008.

The supplier also serves as a reseller of the platform, and the parties have made occasional purchases from and sales to each other of inventory components and pre-production units. The Company invoiced the supplier $44,000, $19,000, and $3.6 million in fiscal 2010, 2009 and 2008, respectively, for sales to the supplier for resale. The Company's purchases from the supplier were none in fiscal 2010, $93,000 in fiscal 2009 and none in fiscal 2008. Amounts due from the supplier were $13,000 and none at March 26, 2010 and March 27, 2009, respectively. No amounts were due to the supplier at March 26, 2010 or at March 27, 2009.

The Company's President and CEO served as a member of the board of directors of the supplier through March 2007.

Note 3. Financial Instruments

Short-term investments at March 26, 2010 and March 27, 2009 consisted of the following:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2010				
U.S. government and municipalities	$ 50,634	$ 350	$ (6)	$ 50,978
Corporate notes and bonds	14,657	29	(15)	14,671
Other debt securities	9,835	29	(5)	9,859
	$ 75,126	$ 408	$ (26)	$ 75,508
2009				
U.S. government and municipalities	$ 66,756	$ 893	$ (132)	$ 67,517
Corporate notes and bonds	10,518	33	(48)	10,503
Other debt securities	3,390	23	(1)	3,412
	$ 80,664	$ 949	$ (181)	$ 81,432

The maturities of short-term investments at March 26, 2010 are as follows:

(in thousands)	Amortized Cost	Estimated Market Value
Maturing in one year	$ 36,200	$ 36,504
Maturing in one to five years	38,302	38,382
Maturing in five to ten years	391	392
Maturing after ten years	233	230
Total	$ 75,126	$ 75,508

Unrealized gain positions for short-term investments held twelve months or more were $196,000 and $26,000 at March 26, 2010 and March 27, 2009, respectively.

The following table summarizes the financial assets and liabilities of the Company measured at fair value on a recurring basis:

(in thousands)	Balance as of March 26, 2010	Fair Value Measurements at March 26, 2010 Using	
		Level 1	Level 2
Assets:			
U.S. government and municipalities[1]	$ 50,978	$ 50,978	$ —
Corporate notes and bonds[1]	14,671	14,671	—
Other debt securities[1]	9,859	9,859	—
	75,508	75,508	—
Foreign currency derivatives[2]	57	—	57
Total	$ 75,565	$ 75,508	$ 57
Liabilities:			
Foreign currency derivatives[3]	$ 98	$ —	$ 98
Total	$ 98	$ —	$ 98

	Balance as of March 27, 2009	Fair Value Measurements at March 27, 2009 Using	
		Level 1	Level 2
Assets:			
U.S. government and municipalities[1]	$ 67,517	$ 67,517	$ —
Corporate notes and bonds[1]	10,503	—	10,503
Other debt securities[1]	3,412	—	3,412
	81,432	67,517	13,915
Foreign currency derivatives[2]	18	—	18
Total	$ 81,450	$ 67,517	$ 13,933
Liabilities:			
Foreign currency derivatives[3]	$ 140	$ —	$ 140
Total	$ 140	$ —	$ 140

(1) Included in short-term investments on the Company's consolidated balance sheet.

(2) Included in accounts receivable on the Company's consolidated balance sheet.

(3) Included in accrued liabilities on the Company's consolidated balance sheet.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Transfers between Level 1 and Level 2 are recognized when quoted prices in active markets are available (or unavailable) for a sustained period of time through the end of a financial reporting period. Such transfers are effective as of the end of the Company's quarterly financial reporting periods.

In the fourth quarter of fiscal 2010, corporate notes and bonds with a fair value of $916,000 were transferred from level 2 to level 1 of the fair value hierarchy. The basis for this transfer was increased volumes of trading activity which led to sustained availability of quoted prices for these financial instruments.

Derivative financial instruments are limited to foreign exchange contracts which the Company enters into to hedge certain balance sheet exposures and intercompany balances against future movement in foreign exchange rates. The Company's primary net foreign currency exposures are in Japanese yen, Euros, and British pounds. The fair value of the Company's derivative instruments is determined using pricing models based on current market rates. Gains and losses on foreign exchange contracts are included in other income (expense) and were not material for any period presented.

Note 4. Other Assets and Accrued Liabilities

Other assets at March 26, 2010 and March 27, 2009 were as follows:

(in thousands)	2010	2009
Inventory spares	$ 1,930	$ 2,177
Debenture costs	383	541
Deferred taxes	1,209	1,321
Other	406	186
Long-term inventories [(1)]	1,782	2,119
	$ 5,710	$ 6,344

(1) The balance at March 27, 2009 has been corrected to reflect the classification of long-term inventories totaling $2.1 million as other assets. See Note 1.

Accrued liabilities at March 26, 2010 and March 27, 2009 were as follows:

(in thousands)	2010	2009
Accrued compensation	$ 3,233	$ 3,293
Unearned income	4,823	6,272
Accrued rent	863	1,096
Restructure and other costs	1,297	1,502
Accrued interest	759	738
Other	2,255	2,183
	$ 13,230	$ 15,084

Unearned income includes contract reserves, which are deferred revenue on multi-year contracts that are subject to review at the end of the contract period. The calculation of contract reserves is based upon historical experience. Revenue relating to contract reserves is recognized after the final review is complete.

See also Note 6 for activity in the liability for restructuring.

Note 5. Warranty Accruals

The warranty accrual, which is included in accrued liabilities in the accompanying consolidated balance sheets, was $69,000 at March 26, 2010, as shown in the table below. Components of the warranty accrual and changes in accrued amounts related to the warranty accrual during fiscal 2008, 2009 and 2010 were as follows:

(in thousands)	Warranty Accrual
Balance at March 30, 2007	$ 62
Charges to cost of goods sold	74
Charges to warranty accrual	(34)
Acquired through business combination	64
Other adjustments (1)	(68)
Balance at March 28, 2008	98
Charges to cost of goods sold	28
Charges to warranty accrual	(58)
Other adjustments (1)	14
Balance at March 27, 2009	82
Charges to cost of goods sold	53
Charges to warranty accrual	(62)
Other adjustments (1)	(4)
Balance at March 26, 2010	$ 69

(1) Adjustments resulted from changes in warranty cost estimates, relating primarily to hourly costs of labor to repair products and frequency of warranty claims.

Note 6. Restructure and Other

Restructure and other costs of $17,000 in fiscal 2010 relate to charges for employee separation costs.

Restructure and other costs of $2.4 million in fiscal 2009 relate to charges for employee separation costs and a change in estimated costs to vacate the Company's former manufacturing facility and represent the total amount expected to be incurred in connection with these restructuring activities. Employee separation costs were $1.3 million in fiscal 2009 and were principally for employee severance and related costs resulting from workforce reductions. The Company previously estimated the remaining liability for lease and other exit costs associated with its former manufacturing facility to be net of anticipated sublease income. In January 2009, the sublessee occupying the former manufacturing facility informed the Company that it would not exercise its option to extend its sublease. As a result, the Company is no longer assuming incremental sublease income and has therefore revised its estimate of the remaining liability for lease and other exit costs. The Company recorded restructure costs of $1.1 million in fiscal 2009 to reflect the change in estimate to vacate the Company's manufacturing facility.

Restructure and other costs of $175,000 in fiscal 2008 consisted of adjustments for employee separation costs accrued in a previous years' restructure and unanticipated costs to exit the Company's former manufacturing facility.

The liability for restructuring was $2.1 million at March 26, 2010, as shown in the table below. Components of accrued restructure costs and changes in accrued amounts related to these restructuring programs during fiscal 2008, 2009, and 2010 are as follows:

(in thousands)	Employee Separation Costs & Other	Facility Exit Costs & Other	Total
Balance at March 30, 2007	$ 564	$ 4,664	$ 5,228
Provision	114	76	190
Benefit	—	(15)	(15)
Payments	(562)	(1,926)	(2,488)
Other (1)	1	288	289
Balance at March 28, 2008	117	3,087	3,204
Provision	1,287	1,577	2,864
Benefit	—	(441)	(441)
Payments	(1,255)	(1,053)	(2,308)
Other (1)	—	131	131
Balance at March 27, 2009	149	3,301	3,450
Provision	18	(1)	17
Payments	(63)	(1,368)	(1,431)
Other (1)	(104)	187	83
Balance at March 26, 2010	$ —	$ 2,119	$ 2,119

(1) Consists primarily of accretion and adjustments to accretion of implied interest on the remaining liability for lease and other exit costs associated with the Company's former manufacturing facility which is reflected in general and administrative expense in the consolidated statement of operations and comprehensive income (loss). Adjustments to accretion were related to the Company's revision of its estimate of the remaining liability for lease and other exit costs.

The balances at March 26, 2010, March 27, 2009 and March 28, 2008 include $822,000, $1.9 million and $1.4 million, respectively, classified as other long-term liabilities related to lease and other exit costs for the vacated facility, net of an estimated amount of sublease income.

Note 7. Income Taxes

Income (loss) before income taxes and the benefit for income taxes consist of the following for fiscal 2010, 2009 and 2008:

(in thousands)	2010	2009	2008
Income (loss) before income taxes:			
Domestic	$ (18,880)	$ (53,049)	$ 4,763
Foreign	1,109	(387)	698
Total	$ (17,771)	$ (53,436)	$ 5,461
Income tax provision (benefit):			
Current:			
Federal	$ (77)	$ (100)	$ 150
State	10	1	8
Foreign	(14)	189	3
	(81)	90	161
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	153	(23)	(1,845)
	153	(23)	(1,845)
	$ 72	$ 67	$ (1,684)

The income tax expense (benefit) reconciles to the amount computed by applying the statutory United States federal rate of 35% to income before income taxes as follows:

(in thousands)	2010	2009	2008
Statutory federal tax provision	$ (6,223)	$ (18,703)	$ 1,911
Foreign tax rate differential	(376)	198	(241)
Reconcile prior year loss carry forwards:			
Foreign	(4)	(296)	86
State	—	—	30
Research and development, and manufacturers' investment credits	85	(611)	1,236
Change in valuation allowance	6,452	9,085	(4,077)
Provision (release) of tax contingency reserve	(22)	177	156
Goodwill impairment	—	10,512	—
Other	160	(295)	(785)
Income tax expense (benefit)	$ 72	$ 67	$ (1,684)

Deferred tax assets (liabilities) are comprised of the following at March 26, 2010 and March 27, 2009:

(in thousands)	2010	2009
Gross deferred tax assets:		
Allowances not currently deductible for tax purposes	$ 8,505	$ 7,888
Loss carryforwards	63,679	56,683
Credit carryforwards	12,030	12,192
Depreciation	7,288	7,285
Gross deferred tax assets	91,502	84,048
Deferred tax liabilities:	—	—
Net deferred tax assets	91,502	84,048
Valuation allowance	(90,139)	(82,636)
Net deferred tax assets	$ 1,363	$ 1,412

The Company recorded a tax benefit of $77,000 for a U.S Federal refundable credit as provided by the Housing and Economic Recovery Act of 2008 (the "Act"). The Act, signed into law in July 2008, allows taxpayers to claim refundable alternative minimum tax or research and development credit carryovers if they forego bonus depreciation on certain qualified fixed assets placed in service between April and December 2009. The Company recognized the credit based on fixed assets placed into service through December 25, 2009. This benefit was offset by tax provisions related primarily to international operations.

The valuation allowance increased by $7.5 million in fiscal 2010 and increased by $9.1 million in fiscal 2009. The Company's operating loss carryforwards and credits, which have been offset by the valuation allowance, include $4.7 million of deferred tax benefits associated with stock -based compensation, which will be credited to additional-paid-in-capital when realized. The Company has incurred tax losses in the last several fiscal years and, at March 26, 2010, has approximately $174.1 million of federal net operating loss carryforwards and $95.7 million of state operating loss carryforwards available, expiring in the years 2013 through 2030. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. FASB ASC Topic 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes the Company's historical operating performance, reported cumulative net losses, the Company provided a full valuation allowance against its US and most foreign net deferred tax assets. There is no valuation allowance against the Company's UK deferred tax assets. The Company reassesses the need for its valuation allowance on a quarterly basis.

As of March 26, 2010, the Company has available federal research and development tax credit carryforwards of approximately $1.9 million expiring in the years 2010 through 2030 and alternative minimum tax credit carryforwards of approximately $2.5 million available indefinitely. At March 26, 2010, state research and development tax credit carryforwards of approximately $10.9 million are also available indefinitely. The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested in foreign operations. Accordingly, no deferred tax assets or liabilities have been established in this regard.

Current federal and state tax laws include provisions that could limit the annual use of our net operating loss carryforwards in the event of certain defined changes in stock ownership. The Company's issuance of common and preferred stock could result in such a change. Accordingly, the annual use of net operating loss carryforwards may be limited by these provisions, and this limitation may result in the loss of carryforward benefits to the extent the above-limit portion expires before it can be used. The Company has determined the extent of the limitation, and the losses reflected in the deferred tax assets will not be subject to limitation.

Effective the beginning of fiscal 2008, the Company adopted the provisions of FASB ASC Topic 740, *Income Taxes*, which clarify the accounting for uncertainty in tax positions and contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax positions for recognition by determining if the available evidence indicates that it is more likely than not that the position will be sustained on the audit, including resolution of related appeals or litigation process if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be reached upon ultimate settlement. The Company recognized no change in income tax liabilities as a result of adoption. As of the adoption date, the Company had gross unrecognized tax benefits of $8.7 million. A reconciliation of the Company's changes in uncertain tax position to March 26, 2010, March 27, 2009 and March 28, 2008 is as follows:

(in thousands)	2010	2009	2008
Beginning balance, gross uncertain tax positions	$ 7,400	$ 8,176	$ 8,700
Additions to tax positions related to prior years	—	174	137
Reductions to tax positions related to prior years	(605)	(997)	(811)
Additions to tax positions related to current year	86	188	150
Settlements	—	—	—
Reductions to tax positions related to lapse of statute	(24)	(13)	—
Effect of exchange rates	(88)	(128)	—
Ending balance, gross uncertain tax positions	$ 6,769	$ 7,400	$ 8,176

The amount of tax benefits that would, if recognized, affect the effective tax rate at March 26, 2010 was $590,000, as the Company maintains a full valuation allowance against the remaining uncertain tax benefits. Interest and penalties of $2,000, $40,000 and $37,000, respectively, for fiscal 2010, 2009 and 2008 related to income tax matters are recorded in income tax expense. At March 26, 2010, $118,000 was accrued for interest and penalties related to uncertain tax benefits.

As of March 26, 2010, tax years from 1999 in the U.S. and 2004 in the Company's primary foreign jurisdictions remain open for examination. Although the timing of resolution and closure of audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months. The Company currently has no uncertain tax benefits that would reduce as a result of a lapse of applicable statutes of limitations.

Note 8. Commitments and Contingencies

3¾% Convertible Senior Notes: In December 2007, the Company issued $85.0 million of 3¾% convertible senior notes due December 15, 2014, in a private placement. The notes may be converted by a holder, at its option, into shares of the Company's common stock initially at a conversion rate of 73.3689 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $13.63 per share of common stock (subject to adjustment in certain events), at any time on or prior to December 15, 2014, unless the notes were previously repurchased. If a holder elects to convert its notes in connection with certain fundamental changes, in certain circumstances the conversion rate will increase by a number of additional shares of common stock upon conversion. Upon conversion, a holder generally will not receive any cash payment representing accrued and unpaid interest, if any. The notes are not redeemable by the Company prior to the stated maturity.

Upon the occurrence of certain fundamental changes including, without limitation, an acquisition of voting control of the Company, the liquidation or dissolution of the Company, or the Company's common stock ceasing to be traded on a U.S. national securities exchange, a holder may require the Company to purchase for cash all or any part of its notes at a purchase price equal to 100% of the principal amount plus any accrued and unpaid interest (including additional interest, if any) up until, but not including, the fundamental change purchase date.

The notes are unsecured senior obligations, ranking equal in right of payment to all existing and future senior indebtedness, and senior in right of payment to any existing and future subordinated indebtedness. The notes are effectively subordinated to existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all existing and future indebtedness and other liabilities of the Company's subsidiaries.

In fiscal 2010, the Company repurchased and retired $2.5 million principal amount of the outstanding notes in privately negotiated transactions. The Company recorded a net gain on this extinguishment of debt of $555,000, consisting of a $625,000 gain resulting from the repurchase of debt at below principal, partially offset by a $70,000 write-off of unamortized deferred financing costs related to the repurchased debt.

In fiscal 2009, the Company repurchased and retired $72.0 million principal amount of the outstanding notes in privately negotiated transactions. The Company recorded a net gain on this extinguishment of debt of approximately $28.6 million, consisting of a $30.8 million gain resulting from the repurchase of debt at below principal, offset by a

$2.2 million write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on these transactions was recorded as non-operating income.

Interest expense relating to the 3¾% Convertible Senior Notes was $482,000, $1.9 million and $895,000 in fiscal 2010, 2009 and 2008, respectively, and consisted solely of contractual coupon interest.

7¼% Redeemable Convertible Subordinated Debentures: In May 1989, the Company issued $75.0 million of 7¼% redeemable convertible subordinated debentures due May 15, 2014, of which $23.7 million remained outstanding at March 26, 2010. Each debenture is convertible at the option of the holder into common stock at $31.50 per share and is redeemable at the option of the Company. The debentures are entitled to a sinking fund which began May 15, 2000, of 14 annual payments of 5% of the aggregate principal amount of debentures issued ($3.8 million annually), reduced by any redemption or conversion of the debentures. As a result of previous redemptions, the total remaining sinking fund requirement is $1.2 million, which, assuming no further redemptions, will be due as a final sinking fund payment on May 15, 2013.

In fiscal 2009, the Company repurchased and retired $1.0 million principal amount of outstanding notes in a privately negotiated transaction. The Company recorded a net gain on this extinguishment of debt of approximately $353,000, consisting of a $360,000 gain resulting from the repurchase of debt at below principal, offset by a $7,000 write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on this transaction was recorded as non-operating income.

Interest expense relating to the 7¼% Redeemable Convertible Subordinated Debentures was $1.7 million, $1.8 million and $1.8 million in fiscal 2010, 2009 and 2008, respectively, and consisted solely of contractual coupon interest.

Operating Leases: The Company leases its facilities under operating leases. These leases expire at various dates through fiscal 2014. The Company's headquarters facility lease expires in fiscal 2012 and includes provisions for rent escalations based upon the consumer price index. The minimum future lease commitments under these leases as of March 26, 2010, were as follows:

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Minimum future operating lease payments	$ 4,932	$ 3,749	$ 713	$ 69	$ —	$ —	$ 9,463
Less income from subleases							(983)
Net minimum operating lease							$ 8,480

Included in the operating lease amounts are payments for vacated facilities in Fremont, California of which $1.6 million, representing the discounted value of the lease payments, net of assumed sublease income, is accrued in the restructure liability at March 26, 2010; see Note 6 Restructure and Other.

Rental expense under operating leases was $2.9 million, $2.9 million and $2.7 million for fiscal 2010, 2009 and 2008, respectively.

Equipment Financing: In fiscal 2010, the Company acquired certain office equipment through an agreement classified as a capital lease and also through a note payable. The cost of equipment financed by the capital lease and by the note payable was $145,000 and $141,000, respectively. The terms of both the capital lease agreement and the note payable are three years. The capital lease agreement includes a bargain purchase option which the Company may exercise at the end of the lease term. The equipment financed by the capital lease and the note payable is included in the consolidated balance sheets as property and equipment, net. Amortization of assets under capital lease is included in depreciation expense. Accumulated amortization of assets under capital lease was $13,000 at March 26, 2010 and none at March 27, 2009.

The minimum future lease commitments under the capital lease as of March 26, 2010, were as follows:

(in thousands)	2011	2012	2013	2014	2015	Thereafter	Total
Minimum future capital lease payments	$ 54	$ 54	$ 32	$ —	$ —	$ —	$ 140

Contingencies: In the normal course of business, the Company enters into contractual commitments to purchase services, materials, components, and finished goods from suppliers, mainly its primary contract manufacturer, Plexus. Under the agreement with Plexus, the Company may incur certain liabilities, as described in Note 1.

In the third quarter of fiscal 2009, the Company settled certain patent lawsuits filed against Quintum before the acquisition of Quintum by the Company. Prior to and in connection with the settlement, the Company incurred a total of $3.2 million of legal expense, subject to indemnification and reimbursement under an escrow established as part of the acquisition agreement. A portion of the escrow is in cash and a portion is in Company stock, which for purposes of satisfying escrow claims, is valued at $11.83 per share (the price used to determine the number of shares paid in the acquisition of Quintum). At March 26, 2010, the Company has been reimbursed from the escrow, in cash and stock, for $1.4 million of legal expense and has pending escrow claims for an additional $1.8 million of legal expense. To the extent a claim is satisfied in Company stock and the Company's stock price at such time is below $11.83 per share, an expense is recorded for the price difference. In fiscal 2010 and 2009, the Company recorded charges of $438,000 and $148,000, respectively, relating to such price differences. If the stock price is lower than at the expense accrual date, additional expense will be recorded; and if the stock price is higher than at the expense accrual date, the amounts accrued will be reduced.

Inventory of contract manufacturer: See Note 1.

License and Development Agreement: See Note 2.

Product warranty: See Note 5.

Restructure: See Note 6.

Litigation: See Note 16.

Note 9. Stock-based Compensation

Stock Option and Award Plans: The Company grants options to purchase shares of its common stock and awards restricted shares of common stock pursuant to the terms of its 2008 Equity Incentive Plan, 1993 Stock Option Plan and 1997 Stock Option Program (collectively "equity plans"). Stock options generally become exercisable ratably over a four-year period and expire after seven to ten years. Options may be granted to officers, employees, directors and independent contractors to purchase common stock at a price not less than 100% of the fair market value at the date of grant.

Restricted stock awards are subject to forfeiture if employment or services are terminated prior to vesting, which generally occurs on a ratable basis over one to two years from the date of grant. Until vested, the shares cannot be transferred, but have the same cash dividend and voting rights as other common stock and are considered as issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse.

Stock Compensation Expense: The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations:

(in thousands)	2010	2009
Cost of revenue	$ 732	$ 550
Sales and marketing	1,680	1,253
Research and development	1,636	1,023
General and administrative	1,741	1,602
	$ 5,789	$ 4,428

Stock compensation expense for 2010 includes $585,000 for expense relating to modifications to accelerate vesting of restricted stock awards for two former executives of the Company.

There was no stock-based compensation cost capitalized as part of inventory in fiscal 2010, 2009 or 2008.

In September 2009, the Company completed an offer to exchange certain employee stock options issued under the 2008 Equity Incentive Plan, the 1993 Stock Option Plan and the 1997 Stock Option Program (the Offer to Exchange). Certain previously granted options were exchanged for restricted shares of the Company's common stock. Options for an aggregate of 923,844 shares of the Company's common stock were exchanged for an aggregate of 256,034 restricted shares. The number of restricted shares issued under the Offer to Exchange was based on ratios designed to equalize the value of stock options exchanged with that of restricted shares issued. Restricted shares issued under the Offer to Exchange were issued and outstanding upon grant, but are subject to vesting over approximately two years following the date of grant. The Company did not incur non-cash stock compensation expense in connection with the Offer to Exchange as the fair value of the stock options exchanged was equivalent to the fair value of the restricted shares awarded.

The weighted average fair value of the Company's stock option awards granted to employees was $3.21, $2.31 and $5.52, respectively, for fiscal 2010, 2009, and 2008, and was estimated using the following weighted-average assumptions:

	2010	2009	2008
Expected term, in years	5.08	5.14	5.24
Expected volatility	69.68%	60.58%	55.36%
Risk-free interest rate	2.47%	3.21%	4.06%
Expected dividends	—	—	—

At March 26, 2010, the total compensation cost related to unvested stock-based awards not yet recognized, net of estimated forfeitures, was approximately $7.3 million. The weighted-average period during which the cost will be amortized, which will be adjusted for subsequent changes in estimated forfeitures, was approximately 2.5 years.

Stock Options & Awards Activity: Activity in the Company's employee stock plans is summarized below:

	Shares	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Number Vested and Expected to vest at March 26, 2010	Weighted Average Exercise Price
Options outstanding at March 30, 2007	5,556,940	$ 6.91	4,179,792	$ 7.52		
Granted	1,713,509	$ 10.45				
Exercised	(1,780,210)	$ 7.12				
Forfeited and expired	(278,893)	$ 10.88				
Options outstanding at March 28, 2008	5,211,346	$ 7.79	2,952,000	$ 6.85		
Granted	674,682	$ 4.23				
Exercised	(14,538)	$ 3.60				
Forfeited and expired	(1,049,560)	$ 8.26				
Options outstanding at March 27, 2009	4,821,930	$ 7.20	3,182,450	$ 7.02		
Granted	1,038,325	$ 5.40				
Exercised	(157,776)	$ 4.15				
Forfeited and expired	(1,563,893)	$ 9.57				
Options outstanding at March 26, 2010	4,138,586	$ 5.97	2,662,832	$ 6.15	3,940,044	$ 5.99
At March 26, 2010:						
Weighted average remaining contractual term (in years)	5.41		4.65		5.34	
Aggregate intrinsic value (in thousands) (1)	$2,234		$1,530		$2,145	

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock at March 26, 2010 for options outstanding as of that date. The total intrinsic value of stock options exercised for fiscal 2010, 2009 and 2008 was $372,000, $12,000 and $7.1 million, respectively.

The following table summarizes information concerning options outstanding and exercisable as of March 26, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 2.73 - $ 3.30	438,585	4.76	$ 3.11	343,606	$ 3.12
$ 3.40 - $ 4.38	616,173	5.87	$ 4.03	318,155	$ 4.05
$ 4.45 - $ 4.70	521,273	4.90	$ 4.65	485,211	$ 4.66
$ 4.80 - $ 5.43	511,820	6.64	$ 5.25	232,444	$ 5.36
$ 5.60 - $ 5.99	703,100	6.09	$ 5.88	145,931	$ 5.81
$ 6.03 - $ 7.08	416,093	3.38	$ 6.59	402,977	$ 6.60
$ 7.14 - $ 9.97	472,228	5.05	$ 8.41	378,425	$ 8.50
$ 10.00 - $ 10.62	120,689	2.79	$ 10.22	114,660	$ 10.22
$ 10.75 - $ 10.75	313,125	6.80	$ 10.75	227,081	$ 10.75
$ 11.66 - $ 11.66	25,500	7.69	$ 11.66	14,342	$ 11.66
$ 2.73 - $ 11.66	4,138,586	5.41	$ 5.97	2,662,832	$ 6.15

The following table summarizes information concerning grants of restricted stock:

Restricted Stock Awards:	Shares	Weighted Average Grant Date Fair Value
Nonvested stock at March 28, 2008	91,809	$ 5.55
Granted	318,209	$ 4.40
Vested	(268,615)	$ 4.75
Forfeited and cancelled	(28,360)	$ 4.39
Nonvested stock at March 27, 2009	113,043	$ 4.50
Granted	1,014,799	$ 4.92
Vested	(688,839)	$ 4.24
Forfeited and cancelled	(21,962)	$ 5.97
Nonvested stock at March 26, 2010	417,041	$ 5.88

Restricted stock awards granted under the equity plans are independent of option grants and are subject to restrictions. Awards are subject to forfeiture if employment or services are terminated prior to the release of restrictions, which occurs on a ratable basis over one to two years from the date of grant. Until the restriction is released, the shares cannot be transferred. Upon the release of restriction, a portion of the released shares are repurchased from employees by the Company to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. These shares have the same cash dividend and voting rights as other common stock and are considered as issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. In fiscal 2010, 2009 and 2008, the Company repurchased 267,000, 102,000 and 51,000 shares, respectively, from employees. The withholding tax obligations were based upon the fair market value of the Company's common stock on the vesting dates.

Note 10. Capital Stock

Stock Repurchase Plan: In fiscal 2008, the Board of Directors approved a stock repurchase plan, for a period of up to twenty-four months. In fiscal 2009 the Company repurchased 258,000 shares under the 2008 program at an average price of $3.90 per share for a total price of $1.0 million. The Company did not repurchase any shares under the 2008 program in fiscal 2010 or in 2008. The stock repurchase plan expired in the fourth quarter of fiscal 2010. In addition, the Company repurchased 267,000 shares of common stock in fiscal 2010 from employees to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. See Note 9.

Preferred Stock: The Company has authorized 5,000,000 shares of $0.01 par value preferred stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 26, 2010, no preferred shares were outstanding.

Reserved Stock: As of March 26, 2010, the Company had reserved shares of its common stock for the following purposes:

	Reserved Shares
Stock option plans:	
Outstanding	4,138,586
Available for grant	2,659,702
7¼% Redeemable convertible subordinated debentures	752,508
3¾% Convertible senior notes	770,373

Note 11. Income (Loss) Per Share

The following table sets forth the computation of the numerator and denominator used in the computation of basic and diluted net income (loss) per share:

(in thousands, except per share amounts)	2010	2009	2008
Numerator:			
Net income (loss)	$ (17,843)	$ (53,503)	$ 7,145
Denominator -weighted average shares of common stock outstanding:			
For basic income (loss) per share	29,178	28,854	27,423
Effect of dilutive common stock equivalents from stock-based compensation	—	—	992
For diluted income (loss) per share	29,178	28,854	28,415
Basic net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.26
Diluted net income (loss) per share	$ (0.61)	$ (1.85)	$ 0.25

The denominator for basic net income (loss) per share is the weighted average number of unrestricted common shares outstanding for the periods presented. In periods of net income, the denominator for diluted net income per share also includes potentially dilutive shares, which consist of shares issuable upon the exercise of dilutive stock options and contingently issuable shares. These shares, which totaled 291,000 and 119,000, respectively, for fiscal 2010 and 2009, were excluded from the computations of diluted net loss per share in fiscal 2010 and 2009 as the effect of including those shares would be anti-dilutive and therefore reduce the loss per share.

There are approximately 770,000 shares of common stock issuable upon conversion of convertible senior notes and approximately 753,000 shares of common stock issuable upon conversion of redeemable convertible subordinated debentures. These shares and the related effect of the accrued interest on the convertible senior notes and the debentures are excluded from the calculation of diluted income (loss) per share for each period presented, as their inclusion would be anti-dilutive.

Note 12. Significant Customers

In fiscal 2010, General Dynamics Corporation accounted for 22.7% of the Company's revenue. In fiscal 2009, no single customer accounted for more than ten percent of the Company's revenue. In fiscal 2008, ITT Corporation (formerly EDO Corporation), a government system integrator, and SPAWAR, a U.S. defense agency, accounted for 18.4% and 13.5%, respectively, of the Company's revenue. Excluding aggregate orders from a variety of government agencies, no other single customer accounted for more than ten percent of the Company's revenue in fiscal 2010, 2009, or 2008.

Sales to the government sector represented 78.6%, 72.8% and 87.5%, of the Company's revenue in fiscal 2010, 2009, and 2008, respectively.

Note 13. Segment Information

The Company operates in one reportable segment: the design, development, manufacture and sale of voice and data telecommunications equipment for multi-service networks and associated services used by government organizations, enterprises, and carriers worldwide. The following table presents operating information by geographic territory for fiscal 2010, 2009 and 2008:

(in thousands)	United States	Europe	Other International	Eliminations	Totals
2010					
Product	$ 47,274	$ 5,937	$ 4,931	$ —	$ 58,142
Service	13,436	2,712	204	—	16,352
Total revenue	$ 60,710	$ 8,649	$ 5,135	$ —	$ 74,494
Long-lived assets	$ 9,555	$ 44	$ 88	$ (32)	$ 9,655
2009					
Product	$ 42,735	$ 6,361	$ 2,106	$ —	$ 51,202
Service	12,624	1,856	106	—	14,586
Total revenue	$ 55,359	$ 8,217	$ 2,212	$ —	$ 65,788
Long-lived assets	$ 9,293	$ 47	$ 100	$ (31)	$ 9,409
2008					
Product	$ 90,289	$ 10,831	$ 1,488	$ —	$ 102,608
Service	11,347	1,945	244	—	13,536
Total revenue	$ 101,636	$ 12,776	$ 1,732	$ —	$ 116,144
Long-lived assets	$ 60,467	$ 12	$ 132	$ (29)	$ 60,582

In fiscal 2010, 2009, and 2008, Promina products accounted for 36.4%, 42.4% and 52.9% of product revenue, respectively. In fiscal 2010 and fiscal 2009, Quintum Series products accounted for 16.6% and 23.5% of product revenue, respectively. In fiscal 2010 and fiscal 2009, Network Exchange products accounted for 21.9% and 11.4%, respectively, of product revenue. In fiscal 2010, 2009, and 2008, the VX Series and predecessor products accounted for 22.3%, 19.8% and 29.2% of product revenue, respectively. All other products accounted for less than 10% of product revenue, individually and in the aggregate, for all years presented.

Note 14. Employee Benefit Plan

The Company has a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation. Company contributions are discretionary; including administrative fees, Company expense was $45,000, $446,000 and $794,000 for fiscal 2010, 2009 and 2008, respectively.

Note 15. Financial Instruments Fair Value Disclosure

The estimated fair values of the Company's financial instruments at March 26, 2010 and March 27, 2009 were as follows:

(in thousands)	2010		2009	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Short-term investments	$ 75,508	$ 75,508	$ 81,432	$ 81,432
Liabilities:				
3¾% Convertible senior notes	$ 10,500	$ 7,980	$ 13,000	$ 7,800
7¼% Redeemable convertible subordinated debentures	$ 23,704	$ 20,860	$ 23,704	$ 15,882

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values due to their short maturities.

Short-term investments: Fair values are based on quoted market prices. See Note 3.

Restricted cash: The carrying value approximates fair value.

Accrued liabilities: The carrying value approximates fair value.

Convertible debt: We have estimated the approximate fair value of these securities using the quoted market price or trade closest to March 26, 2010.

Foreign exchange contracts: The Company's foreign exchange forward contracts require an exchange of foreign currencies to U.S. dollars or vice versa, and generally mature in one month or less. As of March 26, 2010 and March 27, 2009, the Company had outstanding foreign exchange forward contracts with aggregate notional amounts of $5.1 million and $5.6 million, respectively, which had remaining maturities of one month or less. As of March 26, 2010, the carrying amount, which was also the estimated fair value of the foreign exchange forward contracts, was based on prevailing financial market information. The amounts recorded on the consolidated balance sheets for foreign exchange contracts are not material.

Note 16. Litigation

A subsidiary of the Company, Quintum Technologies, LLC (Quintum), is party, by interpleader, to three related lawsuits in Greece filed by Lexis SA, a former distributor of Quintum products in Greece. The first two of these lawsuits were initially filed against Lexis by one of its customers, Advanced Telecom Systems ("ATS"), alleging that a set of hardware and software products acquired for ATS by Lexis failed to perform as a system. The products include Quintum's hardware product and a software product by another vendor, Ipercom. In these first two lawsuits, the customer (ATS) seeks damages from the distributor (Lexis), and the distributor has interpleaded the product vendors, Quintum and Ipercom, asking them to pay any amounts that Lexis may be ordered to pay to ATS, who seeks a refund of amounts paid for the purchase of the hardware and software, totaling €78,215, and compensation for real and moral damages, totaling €4,054,893. The third lawsuit was initiated by one of ATS' customers for non delivery of services, which were to be delivered through the system ATS purchased from Lexis. In this lawsuit, the ATS customer seeks various monetary damages totaling €2,859,847. ATS filed an interpleader lawsuit against Lexis and Lexis has filed the same against Quintum and Ipercom. Hearings on all the lawsuits and interpleader lawsuits are currently scheduled for October 14, 2010. The Company has not accrued any amounts related to the claim, as it believes that a negative outcome is not probable.

In addition to the above, the Company is involved in various legal proceedings from time to time that are considered normal to its business.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

In accordance with Section 302 of the Sarbanes-Oxley Act of 2002 and Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, management, under the supervision and with the participation of the chief executive officer (CEO) and chief financial officer (CFO), evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) at the end of the period covered by this report as well as any changes in disclosure controls and procedures that occurred during the period covered by this report. Our management, including our CEO and CFO, has concluded that our disclosure controls and procedures are effective as of March 26, 2010.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and correct any deficiencies that we may discover in the future. Our goal is to ensure that our senior management has timely access to all material financial and non-financial information concerning our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to significantly modify our disclosure controls and procedures.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. However, all internal control systems, no matter how well conceived and implemented, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 26, 2010.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited and issued a report on the effectiveness of our internal control over financial reporting, which appears below.

(c) Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended March 26, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Network Equipment Technologies, Inc.
Fremont, California

We have audited the internal control over financial reporting of Network Equipment Technologies, Inc. and subsidiaries (the "Company") as of March 26, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 26, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 26, 2010, of the Company and our report dated June 8, 2010, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 8, 2010

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Form 10-K because NET will file its definitive proxy statement ("Proxy Statement") pursuant to Regulation 14A within 120 days after the end of its fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated by reference into this Part III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information requested by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement. Pursuant to Item 401(b) of Regulation S-K, information about our executive officers is reported under the caption "Executive Officers" in Part I of this report.

Code of Ethics

Our Code of Business Conduct, which covers all directors and employees (including the Chief Executive Officer, Chief Financial Officer and Controller), meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. The Code of Business Conduct is available free of charge on our Internet website located at www.net.com. In addition, any stockholder who wishes to obtain a printed copy of the Code of Business Conduct should write to: Investor Relations, NET, 6900 Paseo Padre Parkway, Fremont, California 94555-3660. Since adoption of the Code of Business Conduct, our Board has not granted a waiver of any of its provisions for any director or executive officer. Any future waivers or amendments will be disclosed on our Internet website.

ITEM 11. EXECUTIVE COMPENSATION

The information requested by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information requested by Item 403 of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information requested by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information requested by Item 9(e) of Schedule 14A with respect to the fees and services related to our independent registered public accounting firm and the disclosure of the Audit Committee's pre-approval policies and procedures is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Index to Consolidated Financial Statements

2. Index to Consolidated Financial Statement Schedules

All other schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

Separate financial statements of the Registrant are omitted because the Registrant is primarily an operating company and all subsidiaries included in the consolidated financial statements filed, in the aggregate, do not have a minority equity interest and/or long-term indebtedness to any person outside the consolidated group in an amount which together exceeds 5% of total consolidated assets at March 26, 2010.

3. Exhibits

Index to Exhibits

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exh. No.	Filed Herewith
3.1	Registrant's Certificate of Incorporation.	S-8	333-101962	08/19/2008	4.1	
3.2	Registrant's Bylaws, as amended.	8-K	001-10255	10/30/2007	3.1	
4.1	Indenture dated as of May 15, 1989 between Registrant and Morgan Guaranty Trust Company of New York.	10-K/A	001-10255	7/25/1989	4.4	
4.3	Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on August 24, 1989 (Exhibit 4.1 in the Registrant's Form S-8 Registration Statement).	S-8	33-33013	1/19/1990	4.1	
4.4	Indenture, dated as of December 18, 2007, between Network Equipment Technologies, Inc. and U.S. Bank National Association, as trustee, with related form of 3.75% Senior Convertible Note due 2014.	8-K	001-10255	12/20/2007	4.4	
10.1	Asset Acquisition Agreement dated October 18, 2000, by and among CACI, Inc.-Federal, CACI International Inc, N.E.T. Federal, Inc., and Network Equipment Technologies, Inc..	10-Q	001-10255	11/13/2000		
10.23	Headquarters Facilities – Lease between Ardenwood Corporate Park Associates and Network Equipment Technologies, Inc. dated December 21, 2000.	10-K	001-10255	6/28/2001	10.23	
10.31*	Registrant's Amended and Restated 1993 Stock Option Plan, as amended May 16, 2003.	10-K	001-10255	6/19/2003	10.31	
10.32	Registrant's Amended and Restated 1997 Stock Option Program, as amended April 16, 2002.	10-K	001-10255	6/18/2002	99.8	
10.39*	Form of Change of Control Agreement entered into on May 5, 2006 between the Company and each of C. Nicholas Keating, Jr., Talbot Harty and Frank Slattery.	8-K	001-10255	5/11/2006	10.39	
10.44	Form of Director and Officer Indemnification Agreement as signed by all Directors and Executive Officers of the Company.	8-K	001-10255	7/23/2008	10.44	
10.45	Registrant's 2008 Equity Incentive Plan.	10-K	001-10255	5/22/2009	10.45	
10.46	Form of Separation Agreement between the Company and Gary L. Lau.	8-K	001-10255	5/18/2009	10	
10.47	Form of Separation Agreement between the Company and John F. McGrath, Jr.	8-K	001-10255	11/13/2009	10	
21.1	Subsidiaries of Registrant (as of May 21, 2010).					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of C. Nicholas Keating, Jr., President and Chief Executive Officer, pursuant to Rule 15d-14 of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of David Wagenseller, Vice President and Chief Financial Officer, pursuant to Rule 15d-14 of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of C. Nicholas Keating, Jr., President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification of David Wagenseller, Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* Compensation plans or arrangements in which directors and executive officers are eligible to participate.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
(Registrant)

Date: June 8 , 2010

By: /s/ C. NICHOLAS KEATING, JR.
C. Nicholas Keating, Jr.,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C. NICHOLAS KEATING, JR. C. Nicholas Keating, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 8, 2010
/s/ DAVID WAGENSELLER David Wagenseller	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 8, 2010
/s/ DIXON R. DOLL Dixon R. Doll	Chairman of the Board	June 8, 2010
/s/ FREDERICK D. D'ALESSIO Frederick D. D'Alessio	Director	June 8, 2010
/s/ DAVID R. LAUBE David R. Laube	Director	June 8, 2010

NETWORK EQUIPMENT TECHNOLOGIES, INC.

SCHEDULE II
Valuation and Qualifying Accounts

(In thousands)

Description	Balance at beginning of period	Acquired through business combination	Charged to costs and expenses	Charged to other accounts [1]	Deduction/ write-offs	Balance at end of period
For the year ended March 28, 2008:						
Allowance for doubtful accounts and sales returns	$ 39	$ 401	$ 78	$ (27)	$ (39)	$ 452
For the year ended March 27, 2009:						
Allowance for doubtful accounts and sales returns	$ 452	$ —	$ 152	$ 72	$ (325)	$ 351
For the year ended March 26, 2010:						
Allowance for doubtful accounts and sales returns	$ 351	$ —	$ 22	$ (108)	$ —	$ 265

(1) Amount represents additions or deductions to accounts receivable allowances representing sales return reserve that were charged or credited primarily to revenue.


net
Network Equipment Technologies

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held
August 10, 2010

TO THE STOCKHOLDERS:

The annual meeting of stockholders of Network Equipment Technologies, Inc., a Delaware corporation, will be held on Tuesday, August 10, 2010, at 10:00 a.m., local time, at the principal offices of the Company, 6900 Paseo Padre Parkway, Fremont, California 94555 for the following purposes:

1. To elect Dixon R. Doll as Class II Director to serve until the 2013 Annual Meeting of Stockholders and until a successor, if any, is elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 25, 2011; and
3. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 11, 2010 are entitled to notice of and to vote at the annual stockholder meeting and at any postponement or adjournment of the annual stockholder meeting.

By order of the Board of Directors,

C. Nicholas Keating, Jr.
President and Chief Executive Officer

Fremont, California
July 6, 2010

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO READ THIS PROXY STATEMENT AND VOTE BY SUBMITTING YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 10, 2010.
The proxy materials for this Annual Meeting are available over the Internet at www.proxyvote.com


net
Network Equipment Technologies

6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT
For the Annual Meeting of Stockholders

To Be Held
August 10, 2010

Your proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc. ("NET" or the "Company"), for use at the annual meeting of stockholders to be held at 10:00 a.m. on August 10, 2010 (the "Annual Meeting"), at the principal offices of the Company located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 11, 2010 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

The Company intends to mail this Proxy Statement and accompanying proxy card, together with the annual report to stockholders, on or about July 6, 2010. As of the Record Date, there were 30,014,414 shares of the common stock of the Company ("Common Stock") outstanding and entitled to vote.

Voting

You are entitled to one vote for each share of Common Stock held by you as of the Record Date. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. Abstentions and broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether any matter has been approved by stockholders. The vote required to elect the Director nominee and approve each of the other proposals is described below.

Please refer to the proxy card for instructions on how to access your proxy to vote your shares at the Annual Meeting. Such proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. These procedures are also available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by following the instructions provided in the proxy card or by attending the Annual Meeting and voting in person.

The Company will provide paper or e-mail copy of any proxy materials, including this Proxy Statement, without charge, upon written request. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Solicitation

The Company will bear the entire cost of solicitation, including the preparation, assembly, printing, mailing, and internet availability of this Proxy Statement, the proxy card, and any additional solicitation materials furnished to stockholders. The Company does not presently intend to solicit proxies other than by mail but may use the services of senior management to solicit proxies personally, electronically, or by telephone, without receiving additional compensation.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Election of Directors

The Company's Certificate of Incorporation provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the annual meeting of stockholders, as shown in the table below. Under the Company's Bylaws, the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board. The authorized number of Directors is currently set at five.

This year, the Company is electing the Class II Director. There is one Class II directorship, and the Company's nominee for Class II Director is Dixon R. Doll. Dr. Doll has agreed to serve if elected, and management has no reason to believe that he will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Dr. Doll. If Dr. Doll becomes unwilling or unable to serve as a Director, proxies may be voted for a substitute designated by the Board. The candidate receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected as the Class II Director of the Company. Shares that are voted "withheld" and broker "non-votes" will have no effect on the election of this candidate. The Class II Director elected at the Annual Meeting will hold office until the annual meeting of stockholders in the year 2013 and until a successor, if any, is elected or appointed, or until his earlier death, resignation or removal.

The Board of Directors recommends a vote FOR the Director nominee named below.

Directors

Nominee for Re-Election	Age	Director Since	Class and Year Current Term Expires
Dixon R. Doll	67	1984	Class II – 2010
Other Directors			
Frederick D. D'Alessio	61	2005	Class III – 2011
C. Nicholas Keating, Jr.	68	2001	Class III – 2011
David R. Laube	62	2001	Class I – 2012

Dixon R. Doll, Ph.D. has been a Director of NET since April 1984 and became the Company's Chairman of the Board in August 2002. Dr. Doll co-founded DCM, an early stage technology venture capital firm where he has served as a general partner since its formation in 1996. He recently served as the chairman of the United States National Venture Capital Association for its 2008-2009 fiscal year. Dr. Doll holds a bachelor of science degree in electrical engineering from Kansas State University and master of science degree and Ph.D. in electrical engineering from the University of Michigan. Dr. Doll is also a director of Neutral Tandem, Inc. (NASDAQ: TNDM) and several privately held companies. The Company believes that Dr. Doll's extensive communications industry experience and service as director of other public companies qualifies him to serve as a director of the Company. The Company also considered Dr. Doll's prior experience on the Board and contributions to the Board in connection with his nomination.

Frederick D. D'Alessio has been a Director of NET since January 2005. From 2002 through 2007 he served as a General Partner of Capital Management Partners, a telecommunications consultancy. From 1971 to 2001, he held various management positions with Verizon Communications and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. Mr. D'Alessio received a BS in electrical engineering and an MS from the New Jersey Institute of Technology and an MBA from Rutgers University. He sits on the board of advisors of the Institute for Responsible Corporate Governance at Florida Gulf Coast University's Lutgert College of Business, and on the board of directors of a privately held company. The Company believes that Mr. D'Alessio's record of success in senior executive positions and prior service as director of other public companies, including, Aware, Inc. (through 2008) and Spirent plc (through 2006), qualifies him to serve as a director of the Company. The Company also considered Mr. D'Alessio's prior experience on the Board and contributions to the Board in connection with his continued service.

C. Nicholas Keating, Jr. has served as NET's President and CEO since July 2005 and as a Director of the Company since November 2001. From October 2000 to February 2004, Mr. Keating was President and CEO of IP Infusion, a software developer and licensor of advanced networking software for enhanced IP services. Previously, he was President and CEO of US SEARCH.com, a Web-based provider of on-line information services to individual, corporate and professional users. From 1993 to 1998, he was an advisor to a number of worldwide organizations, including AT&T and Lucent Technologies. From 1987 to 1993, he was a Vice President and corporate officer of NET. Mr. Keating is a member of the Board of Trustees of the Asian Art Museum Foundation of San Francisco and is a San Francisco City Commissioner and Vice Chair of the Asian Art Commission. He is also on the Board of Trustees of American University in Washington, D.C. Mr. Keating received his BA and MA from American University and was a Fulbright Scholar to Mexico. Prior to his business career, Mr. Keating worked in the State and Commerce Departments in international positions and served as a First Lieutenant in the United States Army. The Company believes that Mr. Keating's experience as NET's President and CEO, his prior record of success in senior executive positions with NET and other companies, and his prior service as director of other public companies, including Foundry Networks, Inc. (through 2008), qualifies him to serve as a director of the Company. The Company also considered Mr. Keating's prior experience on the Board and contributions to the Board in connection with his continued service.

David R. Laube has been a Director of NET since April 2001. He is currently executive in residence for the school of business at the University of Colorado Denver. Mr. Laube spent 17 years as a senior executive at U S WEST (now Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest information technology organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a BA in finance, holds an MBA from the Wharton School of Business at the University of Pennsylvania, and is a CPA (inactive). In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. Mr. Laube is also a director of Tekelec (NASDAQ: TKLC). The Company believes that Mr. Laube's record of success in senior executive positions and service as director of other public companies, including Tekelec (currently) and Carrier Access Corporation (through 2008), qualifies him to serve as a director of the Company. The Company also considered Mr. Laube's prior experience on the Board and contributions to the Board in connection with his continued service.

PROPOSAL NO. 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is asking the stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ending March 25, 2011. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

In the event the stockholders fail to ratify the appointment, the Board will reconsider its selection. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered accounting firm at any time during the year if the Board determines that such a change would be in the best interest of the Company and its stockholders.

Deloitte & Touche LLP has audited the Company's financial statements since inception. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR Proposal No. 2.

INFORMATION REGARDING CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www.net.com) or in print to any stockholder who requests a copy.

Director Nomination

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the NASDAQ Stock Market, LLC ("NASDAQ"), that members of the Company's Audit Committee meet the financial literacy requirements for audit committee members under NASDAQ rules, that at least one member of the Audit Committee has the accounting or related financial management expertise to qualify as a financially sophisticated audit committee member under NASDAQ rules, and that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission (the "SEC"). Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board). While the Company has no formal diversity policy that applies to the consideration of Director candidates, the Company's Corporate Governance Guidelines and the Charter of the Nominating Committee state that the Nominating Committee shall review committee assignments from time to time and shall consider the rotation of Chairs and members with a view toward balancing the benefits derived from the diversity of experience and viewpoints of the various Directors, and the Company expects that the Nominating Committee would apply this same criteria toward the consideration of Director candidates. The Company believes that diversity as applied to the Board includes not just race and gender but differences of viewpoint, experience, education, skills and other qualities or attributes that contribute to Board heterogeneity.

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee. Nominations should be submitted in the time frame described in the Bylaws of the Company and under the caption "Stockholder Proposals for 2011 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominee for the 2010 Annual Meeting. The nominee listed in this Proxy Statement is a current Director standing for re-election, was recommended for selection by the Nominating Committee, and was selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and equity is awarded as set forth below to members of each committee, all of whom are independent non-employee Board members. Membership in the committees is set forth in the table below.

	Committee		
Board Member	**Audit**	**Compensation**	**Nominating/ Corporate Governance**
Frederick D. D'Alessio	Member	Chair	Member
Dixon R. Doll	Member	Member	Member
David R. Laube	Chair	Member	Chair

The purpose of the Audit Committee is to assist in the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's independent auditor; and prepare the report of the Committee to be included in the Company's annual proxy statement.

The Compensation Committee has direct responsibility to review and approve the compensation of the Company's CEO; make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting. The Compensation Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below.

The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance.

Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 26, 2010, the Board held six meetings, the Audit Committee held four meetings, the Compensation Committee held nine meetings, and the Nominating/Corporate Governance Committee held one meeting. Each incumbent Director attended 75% or more of the aggregate number of meetings of each of the Board and the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings, though none of our Non-Employee Directors were able to attend the 2009 annual meeting of stockholders.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, and Laube have no business, commercial, legal or accounting relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of NASDAQ rules. There are no family relationships among executive officers and/or Directors of the Company. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under SEC rules, and that Messrs. Doll and Laube are each an "audit committee financial expert" as defined under SEC rules.

Risk Management

One of the Board's functions is oversight of risk management. The Board implements its risk oversight responsibilities by having management provide periodic briefing and informational sessions on the significant voluntary and involuntary risks that the Company faces and how the Company is seeking to control risk. The members of the Board bring to NET significant risk-assessment and risk-management experience, and the Board takes an active oversight role – as a whole and also at the committee level. In some cases, as with risks of new technology and risks related to product acceptance, risk oversight is addressed as part of the full Board's engagement with the CEO and management. In other cases, a Board committee is responsible for oversight of specific risk topics. The Board regularly reviews information regarding the Company's credit, liquidity, operations, reputation and business strategy, as well as the associated risks. The Audit Committee oversees the manner in which management assesses, monitors, and manages its risk exposure and the adequacy of the Company's risk management activities. The Compensation Committee is responsible for overseeing the management of risks related to the Company's executive compensation policies and practices. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. The Board also considers risk management when making committee appointments, when selecting the Chairman, and when reviewing the role of Chief Executive Officer.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www.net.com/wb, or by mail addressed to the Whistleblower Compliance Officer, c/o Legal Dept., Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Director Compensation

Non-employee Directors each receive $35,000 per year for serving on the Board, $10,000 per year for serving on the Audit Committee, and $5,000 per year for serving on each other standing committee of the Board. The Chairman of the Board receives an additional $20,000 per year for serving in that capacity, and each Committee Chairperson receives an additional $5,000 per year for serving in that capacity. Non-employee Directors are eligible for reimbursement of expenses for attending Board and Committee meetings.

Under the Board compensation program in effect during fiscal 2010, each non-employee Director, on the Monday immediately following the annual meeting, received an automatic restricted stock award of 10,000 shares of Common Stock, vesting on August 5 of the year following the date of grant (or, if earlier, the day before the annual stockholder meeting in such year). If an award recipient dies while serving on the Board, the award shall nonetheless vest in full on the scheduled vest date. The equity compensation of the Board will be increased beginning in fiscal 2011 to 15,000 shares to each Director, in order to provide equity compensation that is comparable to other similarly situated companies. The other terms of the equity compensation program will remain unchanged.

The following table shows the compensation of non-employee Directors for their services in fiscal 2010.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	Total
Frederick D. D'Alessio	$60,000	$59,900	—	$119,900
Dixon R. Doll	75,000	59,900	—	134,900
David R. Laube	60,000	59,900	—	119,900

(1) Amounts reported do not reflect compensation actually received by the Director. Instead, the dollar value shown is the grant date fair value calculated under FASB ASC Topic 718. See Note 9 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 26, 2010 for assumptions underlying the calculation of the stated value of the awards. Pursuant to SEC rules, the amounts shown assume that there will be no service-based forfeitures of awards.

(2) We no longer issue stock options to our non-employee Directors. At fiscal year end, the aggregate number of option awards outstanding for each Director was: Mr. D'Alessio, 102,999 shares; Dr. Doll, 148,000 shares; and Mr. Laube, 167,334 shares.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2010, or any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

STOCK OWNERSHIP OF FIVE PERCENT STOCKHOLDERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth certain information as of June 11, 2010 (except as otherwise noted), regarding ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's Common Stock, (ii) each Director, including the nominee for Director, (iii) each current executive officer of the Company who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
Kopp Investment Advisors, LLC (1)	4,238,270	14.1%
Stafford Capital Management, LLC, Pacific Management, Ltd.(2)	2,792,740	9.3%
Royce & Associates, LLC (3)	2,574,887	8.6%
BlackRock, Inc. (4)	2,258,816	7.5
ClearBridge Advisors, LLC (5)	1,770,797	5.9%
Directors and Executive Officers		
Frederick D. D'Alessio (6)	102,999	*
Dixon R. Doll (7)	308,597	1.0%
James Fitzpatrick (8)	34,916	*
Talbot A. Harty (9)	146,816	*
C. Nicholas Keating, Jr. (10)	562,863	1.9%
David R. Laube (11)	217,334	*
Francois Le (12)	91,938	*
David Wagenseller (13)	58,519	*
All Executive Officers and Directors as a group (10 persons) (14)	1,809,679	6.0%

* Represents less than 1% of the outstanding shares.

(1) This information was acquired from publicly available information filed with the SEC as of May 2, 2010. Based on this filing, Kopp Investment Advisors, LLC has sole voting power as to the shares listed, which constitute 14.1% of the outstanding Common Stock. Kopp Holding Company, LLC reports indirect beneficial ownership, but no voting or dispositive power as to an additional 118,685 shares. The address for the stockholder is c/o Kopp Investment Advisors, LLC, 7701 France Avenue South, Suite 500, Edina, MN 55435.

(2) This information was acquired from publicly available information filed with the SEC as of May 11, 2010 and information provided directly to the Company by the stockholder. Based on this information, Stafford Capital Management, LLC ("SCM") has sole voting and dispositive power as to all the shares listed. SCM reports 2,667,740 shares are held in investment advisory client accounts. Pacific Management, Ltd. reports sole voting and dispositive power as to 125,000 of the shares listed, which are owned by Pacific Asset Partners. Pacific Management, Ltd. is the registered Advisor for Pacific Asset Partners and disclaims beneficial ownership as to such 125,000 shares except to the extent of its pecuniary interest therein. The address for these entities is Stafford Capital Management, Two Embarcadero Center, Suite 1340, San Francisco, CA 94111.

(3) This information was acquired from publicly available information filed with the SEC as of May 17, 2010. Based on this filing, Royce & Associates, LLC has sole voting and dispositive power as to all the shares listed. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(4) This information was acquired from publicly available information filed with the SEC as of January 29, 2010. Based on this filing, BlackRock, Inc. has sole voting and dispositive power as to all the shares listed. The address for BlackRock, Inc. is 40 East 52nd Street, New York, NY 10022.

(5) This information was acquired from publicly available information filed with the SEC as of February 11, 2010. Based on this filing, ClearBridge Advisors, LLC has sole voting power with respect to 1,358,642 shares and dispositive power as to all the shares listed. The address for ClearBridge Advisors, LLC is 620 8th Avenue, New York, NY 10018.

(6) Consists of 102,999 shares issuable under options exercisable within 60 days of the Record Date.

(7) Includes 148,000 shares issuable under options exercisable within 60 days of the Record Date. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(8) Includes 31,250 shares issuable under options exercisable within 60 days of the Record Date.

(9) Includes 131,850 shares issuable under options exercisable within 60 days of the Record Date.

(10) Includes 508,250 shares issuable under options exercisable within 60 days of the Record Date.

(11) Includes 167,334 shares issuable under options exercisable within 60 days of the Record Date.

(12) Includes 76,875 shares issuable under options exercisable within 60 days of the Record Date.

(13) Includes 11,500 shares issuable under options exercisable within 60 days of the Record Date.

(14) Includes 1,449,120 shares issuable under options exercisable within 60 days of the Record Date, consisting of 1,178,058 shares issuable under options held by individuals listed in the table as detailed in notes (6) through (13) above and 271,062 shares issuable under options held by two additional executive officers not listed in the table.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, the Company's Directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and the Company is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their fiscal 2010 transactions, and (ii) the written representations received from one or more of such persons, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis explains our compensation philosophy, objectives, policies and practices with respect to our Chief Executive Officer, our Chief Financial Officer, and our other three most highly-compensated executive officers, as determined in accordance with applicable SEC rules and as set out in the "Summary Compensation Table" below. We collectively refer to these five individuals as our "Named Executive Officers."

Compensation Committee

The Company's executive compensation programs are administered by the Compensation Committee of the Board (the "Committee"). As described in more detail below, the Committee's responsibilities include establishing the general compensation policies for all employees and overseeing the specific compensation for officers of the Company, including the Chief Executive Officer. The Committee reviews these compensation programs and makes annual adjustments as appropriate to accomplish its objectives. During fiscal 2010, the Committee met nine times and no member of the Committee was at any time during fiscal 2010, or any other time, an executive officer of the Company. The Charter of the Committee is available on our website (www.net.com) on the "Investor Relations" pages under "Corporate Governance."

The Committee Charter permits the Committee to retain, and terminate as necessary, a compensation consultant. During fiscal 2010, the Committee retained Compensia, LLC as an outside consultant to provide the Compensation Committee and Human Resources Department with a compensation assessment, including competitive data and an analysis of best practices with respect to base salaries, incentive bonuses and equity awards.

In making compensation decisions, the Committee considers certain competitive data as it relates to other peer group companies. In fiscal 2010, these companies included: Acme Packet, Airspan Networks, Aruba Networks, BigBand Networks, Communications Systems, Digi International, Ditech Networks, EF Johnson Technologies, iPass, LiveWire Mobile, NetScout Systems, Network Engines, Occam Networks, PC-TEL, ShoreTel, SonicWALL, Sycamore Networks, VASCO Data Security, Veraz Networks, and Zhone Technologies. The competitive data focuses on high technology companies in the United States, primarily in the networking industry with annual revenues of approximately $50 million to $200 million, including many in the "Silicon Valley" area of California, where the Company is headquartered.

Risk Analysis of Compensation Plans

The Committee considers the risks and rewards associated with the Company's compensation policies and practices, including the safeguards that have been put in place to identify and mitigate, if necessary, potential risks. The Company's compensation policies and practices are designed to encourage our employees, including executive officers, to remain focused on both the short and long-term goals of the Company, while at the same time discouraging employees from taking unnecessary and excessive risks that could ultimately threaten the value of the Company.

Role of Executives

In setting the compensation levels of executive officers, including the CEO, the Committee works with the Company's Human Resources Department, which reports to the CEO. In setting the compensation for executive officers besides the CEO, the Committee seeks recommendations from the CEO, supported by the information provided by the Human Resources Department and the outside consultant. The Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that all other independent Directors, if any, who are not members of the Committee also participate in decisions regarding CEO compensation.

Executive management is not involved in making recommendations for Mr. Keating's compensation as CEO, but the Company's Human Resources Department and its outside consultant provide the same types of compensation surveys and other competitive data as for the other officers, and the outside consultant may make recommendations to the Committee. The Committee considers this data and other factors that may include the financial performance of the Company and Mr. Keating's success in meeting strategic goals.

Objectives of the Company's Executive Compensation Program

The Company's executive compensation programs are intended to meet the following objectives:

- aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competing companies;
- provide incentives to executive officers to achieve high levels of individual and Company performance;
- help to provide an environment throughout the Company of goals and rewards for performance; and

- align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

These objectives, and our general compensation philosophy, are reviewed on an annual basis and updated as appropriate.

What the Compensation Program is Designed to Reward

The Company's executive compensation program is designed to reward the success of our executive officers in attaining key operating objectives, primarily as a management team, such as growth in revenues and earnings, and ultimately an increased market price for our common stock. Our programs are geared for short- and long-term performance with the goal of increasing stockholder value over the long-term.

In general, cash compensation components, particularly those that are incentive-based, are intended to reward both corporate-wide and individual performance. In rewarding corporate-wide performance, our intent is to ensure that each executive officer works toward accomplishing corporate-wide success factors. In rewarding individual performance, our intent is to ensure that significant individual contributions are rewarded commensurately with their individual value. We may also provide rewards to executive officers, either as a group or individually, for achieving specifically indentified objectives. For sales personnel, including at the executive level, most incentive compensation is in the form of sales commissions, intended to reward sales bookings.

Equity awards inherently provide reward for an increase in stockholder value, as the value of the awards increases directly with increases in the market price for our common stock. Aside from this inherent characteristic, we have generally not made the vesting of equity awards dependent on performance, but vesting of equity awards is generally service-based, requiring that the executive officer remain with the Company and continue to build stockholder value.

Elements of Compensation and Why Each Element is Paid

There are three primary components of the Company's executive officer compensation: 1) base salary; 2) incentive cash compensation; and 3) equity awards. Our approach is to view each of these components both separately and collectively, to ensure that each component of compensation and the aggregate individual compensation meet our objectives. The Committee does not have a policy for allocating target compensation among the various elements in any particular ratio, but generally attempts to provide an allocation similar to that used by the other companies with whom the Company competes for executive talent using the peer data provided by the outside consultant.

For fiscal 2010, the Committee reviewed compensation market trends, as applicable to historical competitive market data, for the three primary components of the Company's executive officer compensation: base salary, incentive cash compensation, and equity awards.

Base Salary

The base salary for executive officers is targeted at the fiftieth (50th) percentile of salaries for comparable positions in peer companies that generally compete with the Company for executive talent. The target for individual positions may be adjusted up or down, as the Committee deems appropriate, for the value of the individual's experience, performance and skill set, and to provide some relative consistency among the officers. The Company's performance does not play a large role in the determination of base salary, except to the extent that poor financial performance may limit the Company's ability to increase salaries.

In fiscal 2010, the Committee determined that it would not be appropriate to implement changes to the base salaries, based on a review of compensation market trends and taking into account the Company's financial performance. The Committee decided that it would, however, consider adjustments to base salaries based on specific factors such as increased responsibilities. In January 2010, following Mr. Wagenseller's assumption of the role of principal financial and accounting officer upon the departure of the former Chief Financial Officer, the Committee increased his annual base salary from $205,000 to $215,000, reflecting the increased responsibilities. Also in January 2010, the Committee increased the annual base salary of Mr. Harty from $275,000 to $285,000, reflecting the expansion of his product development responsibilities to include the service organization along with all of the Company's product lines.

In establishing the annual base salary of Mr. Fitzpatrick, hired as Vice President of Federal Sales in April 2010, at $225,000, the Committee considered (i) his predecessor's base salary, (ii) his salary at his former employer, and (iii) a review of historical market data among the Company's compensation peer group companies, particularly with regards to the 50th percentile of comparable positions.

Throughout fiscal 2010, the Company continued a temporary salary reduction program, under which most of the Company's salaried U.S. employees received reduced cash salaries, approximately offset with quarterly awards of

Company stock in amounts intended to approximate the value of foregone salary. Under the program, the salary of the CEO was reduced 15%, the salaries for the other executive officers (including the Named Executive Officers) were reduced 10%, and the salaries of most other U.S. employees were reduced 7.5%. As a result of the temporary salary reduction program, and due to the timing of the implementation of salary changes made during the year, the amounts of salary paid to the Named Executive Officers shown in the Summary Compensation Table below are generally below their current base salary amounts.

Incentive Cash Compensation

In recent years, the Company has not implemented any formal bonus plans, but has retained the discretion to pay discretionary year-end bonuses to employees who are not on a compensation program based on sales commissions or defined objectives. To assist with financial planning, the Company may develop annual bonus guidelines, based on certain financial goals, such as revenue, profitability and cash balances, with a focus on key Company-wide performance goals that the Company believes would support the payment of bonuses. The Committee has the discretion to determine specific bonus amounts, which may also be based on individual performance.

Regarding incentive cash compensation for performance in fiscal 2010, the Committee considered implementing a structure for guidelines that would be considered in determining discretionary bonuses for employees other than those on a sales compensation plan. The Committee discussed the same factors considered in prior years, namely total revenue, income, and gross margins, but did not establish specific parameters. No incentive cash payments were made in fiscal 2010, based on Company performance.

Sales personnel, including Messrs. Fitzpatrick and Le, participate in commission-based compensation programs. In fiscal 2010, Messrs. Fitzpatrick and Le each received commissions based on total bookings and revenue derived under their supervision. These commission programs represent a material part of their target cash compensation package, and the Committee believes that the target incentive cash compensation is appropriate and comparable to those provided to similarly situated sales officers of high technology companies of comparable size and market capitalization. For Mr. Fitzpatrick, the Committee approved a commission program for fiscal 2010 based on the level of product bookings and revenue for the Federal Government business, with a target payment of $200,000 at 100% of plan. Mr. Fitzpatrick received actual payments of $152,851 under this program. For Mr. Le, the Committee approved commission programs for fiscal 2010 based on the level of product bookings and revenue for the commercial business, with a target payment of $120,000 at 100% of plan. Mr. Le received actual payments of $69,855 under this program.

In addition to the broad-based incentive programs described above, the Committee has from time to time approved special bonus incentives for particular officers, generally in connection with specific projects. Accordingly, in early fiscal 2010, the Committee authorized a sales promotion incentive fund for payment of supplemental commissions to be split among Federal sales personnel and Mr. Fitzpatrick for sales of specific products from inventory.

Equity Awards

The Company grants stock options and restricted stock awards to executive officers, which provide them with incentives to maximize stockholder value and manage the Company from the viewpoint of our stockholders by providing the executive officers with an equity stake in the Company. The Committee typically grants stock options to newly hired officers and uses a combination of stock options and restricted stock as a supplemental form of equity incentive in each year of subsequent employment. In determining the number of shares awarded to executive officers, as well as the associated vesting schedules, the Committee considers various factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of option shares held by the officer that are subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Committee examines the level of equity incentives held by each executive officer relative to the other executive officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Committee generally does not give significant weight to prior awards that are fully vested, as they do not provide significant retention.

Early in fiscal 2010, the Committee reviewed comparable market data for executives in peer companies in relation to total compensation packages and the current equity positions of each executive officer, and considered new option grants to each of the Company's Named Executive Officers to bring their total long-term compensation potential closer to the 50th percentile of the comparative data. The Committee also considered that many of the unvested options held by the executive officers had exercise prices at or above the current market price of the Company's stock, thereby negating or limiting their value, both in terms of immediately determinable value and perceived future value that would otherwise serve as a retention aid. This review resulted in grants of stock options to Mr. Keating in the amount of 60,000 shares, Mr. Harty in the amount of 50,000 shares, Mr. Le in the amount of 40,000 shares, Mr. Wagenseller in the amount of 10,000 shares, and Mr. McGrath in the amount of 40,000 shares. Later in fiscal 2010, following various shifts in responsibility, the Committee reviewed the subjective factors identified above, specifically the responsibilities of the individual executive officers, their expected future contributions, the number of option shares held by the executive officer that are subject to vesting, and the vesting schedules and exercise prices of the shares or options held by the executive officer, and made additional grants of stock options to Mr. Harty in the amount of 30,000 shares, Mr. Le in the amount of 20,000 shares, and Mr. Wagenseller in the amount of 25,000 shares.

Messrs. Keating, Harty, Le, Wagenseller and McGrath also each received restricted stock grants to offset the temporary salary reduction imposed throughout fiscal 2010, as discussed above under "Base Salary."

Mr. Fitzpatrick, at the time of his hire, received a grant of stock options exercisable for 100,000 shares vesting over four years and a grant of 5,000 shares of restricted stock vesting over one year, based on continued employment.

The Company's practices for the timing of stock option awards require that the exercise price of any option not be set until all required action has occurred for the option to be effective and the Committee generally specifies that grants of stock options are to be effective after financial results for the quarter have been disclosed, though the Committee could grant stock options at other times. The Company does not have stock ownership guidelines. The Company's insider trading policies prohibit short sales of the Company's Common Stock.

In August 2009, the Company's stockholders approved two option exchange programs, one for employees other than the Named Executive Officers and Directors (the "Employee Option Exchange Program"), and one for our Named Executive Officers and Directors (the "Officers and Directors Option Exchange Program"). As described in our proxy statement for the 2009 Annual Meeting of Stockholders, the Employee Option Exchange Program was intended to grant a 'value-for-value' exchange such that, in the aggregate, the value of the out-of-the-money options tendered would approximate the value of the restricted stock awarded in exchange. Mr. Wagenseller, our current CFO, participated in the Employee Option Exchange Program in September 2009, prior to becoming a Named Executive Officer in November 2009. On September 11, 2009, he tendered four out-of-the-money options for a total of 66,000 shares in exchange for four awards of restricted stock totaling 16,817 shares. Based on the parameters for participation determined as a result of the stock and exercise prices at the time of approval, the Company elected not to commence the Officers and Directors Option Exchange Program and does not expect to commence it prior to the expiration of the stockholders' authorization in August 2010.

Other Elements of Compensation

Executive officers also participate in our other benefit plans on the same terms as our other employees. These plans include medical and dental insurance, life and disability insurance, and, to the extent offered, Company contributions to each participating employee's 401(k) plan. There are no benefits available to executive officers that are not available to other eligible employees, except that we do maintain severance and change of control arrangements with some of our executive officers, as described below in the section entitled "Employment Contracts; Change in Control Arrangements" and we may offer automobile allowances, reimbursements for financial advisory services, and, in the case of the CEO, reimbursement for expenses of renting a local apartment. We offer these benefits to attract and retain executive officers. The Company does not offer pension or nonqualified deferred compensation plans.

During fiscal 2010, in light of the ongoing poor economic climate, the Company, with the concurrence of the Committee, continued a number of cost-savings measures affecting the Company's fringe benefit offerings, which the Company initially instituted in fiscal 2009. These included a temporary suspension of the Company's matching contributions to its 401(k) plan and reduction of the maximum accrual of sick and vacation time.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently intends to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Accounting Matters

The Committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and bonuses as expenses in the amount paid, or to be paid, to the Named Executive Officers. Accounting rules also require us to record an expense in our financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with FASB ASC Topic 718. The Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them. We currently amortize compensation expense associated with equity awards over the award's requisite service period and establish fair value of equity awards in accordance with applicable accounting standards.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Report on Form 10-K for the fiscal year ended March 26, 2010.

Compensation Committee Members

Frederick D. D'Alessio, Chairperson
Dixon R. Doll
David R. Laube

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Summary of Cash and Certain Other Compensation

The following table sets forth information regarding the compensation earned by the Company's CEO, the Company's chief financial officers ("CFOs") who served during fiscal 2010, and other Named Executive Officers during fiscal 2010, fiscal 2009, and fiscal 2008, all of whom, except Mr. McGrath who resigned as the Company's CFO in November 2009, were serving in such capacities at the end of fiscal 2010.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (1)	Non-Equity Incentive Plan Compensation	All Other Compensation (2)	Total (3)
C. Nicholas Keating, Jr.	2010	$352,750	$ —	$62,250	$211,344	$ —	$42,680	$699,024
President and Chief Executive Officer	2009	415,000	—	119,999	237,330	—	44,757	817,086
	2008	414,712	—	—	813,848	—	43,517	1,272,077
David Wagenseller *Vice President and Chief Financial Officer* (4)	2010	191,048	—	136,064	120,364	—	1,183	448,659
James Fitzpatrick *Vice President, Federal Sales*	2010	208,558	—	18,450	212,610	152,851 (5)	2,443	594,412
Talbot A. Harty	2010	248,885	—	27,747	278,288	—	1,031	555,951
Vice President and Chief Development Officer	2009	264,923	—	23,998	94,932	—	4,603	388,456
	2008	249,808	25,000	—	290,660	—	4,271	569,739
Francois Le *Vice President, Global Sales*	2010	180,000	—	19,998	209,008	69,855 (5)	2,069	480,930
John F. McGrath, Jr. (6)	2010	256,442		20,624	140,896	—	28,967	446,929
Former Vice President and Chief Financial Officer	2009	275,000	—	26,998	106,799	—	9,154	417,951
	2008	274,808	80,000	—	174,396	—	9,066	538,270

(1) Amounts reported as the dollar value of stock and option awards do not reflect compensation actually received by the Named Executive Officer. Instead, the amount reported is the grant date fair value calculated under FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown assume that there will be no service-based forfeitures of awards. See Note 9 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 26, 2010 for assumptions underlying the calculation of the stated value of the awards.

(2) The amounts shown for Mr. Keating include reimbursement for rental of a local apartment ($22,000, $19,000, and $17,760 in fiscal 2010, 2009 and 2008, respectively), automobile allowance ($7,200 each year), matching contribution by the Company to its 401(k) plan ($3,500 in each of fiscal 2009 and 2008), and premiums for supplemental group life insurance ($12,680, $15,057, and $15,057 in fiscal 2010, 2009, and 2008, respectively). Amounts shown for other executive officers besides Mr. McGrath consist of premiums for supplemental group life insurance and, in fiscal 2009 and 2008, matching contributions by the Company to its 401(k) plan of $3,500 per year (the Company did not make matching contributions to its 401(k) plan in fiscal 2010). See note (6) for detail regarding amounts shown for Mr. McGrath.

(3) See note (1) regarding the dollar value of awards included in the total.

(4) Mr. Wagenseller was promoted to the role of principal financial officer in November 2009.

(5) Represents amounts paid as sales commissions.

(6) Mr. McGrath left the Company in November 2009. The amount listed for Mr. McGrath as all other compensation consists of vacation paid out upon his departure ($24,447 in fiscal 2010), automobile allowance ($3,200, $4,800 and $4,800 in fiscal 2010, 2009 and 2008, respectively) premiums for supplemental group life insurance ($670, $854, and $766 in fiscal 2010, 2009 and 2008, respectively), reimbursements for financial advisory services ($650 in fiscal 2010), and matching contributions by the Company to its 401(k) plan ($3,500 in each of fiscal 2009 and 2008).

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the Named Executive Officers in fiscal 2010.

Name	Grant Date	Authorization Date	All Other Stock Awards: No. of Shares of Stock or Units	All Other Option Awards: No. of Securities Underlying Options	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
C. Nicholas Keating, Jr.	5/18/09	3/24/09	8,435 (2)	—	—	$31,125
	8/17/09	7/15/09	—	60,000 (4)	$5.99	$211,344
	11/2/09	10/15/09	4,803 (2)	—	—	$15,562
	2/1/10	10/15/09	3,428 (2)	—	—	$15,563
David Wagenseller	5/18/09	3/24/09	2,083 (2)	—	—	$7,686
	8/17/09	7/15/09	—	10,000 (4)	$5.99	$35,224
	9/11/09	6/15/09	16,817 (3)	—	—	$120,503
	11/2/09	10/15/09	1,186 (2)	—	—	$3,843
	2/1/10	10/15/09	888 (2)	—	—	$4,032
	3/8/10	3/8/10	—	25,000 (4)	$5.60	$85,140
James Fitzpatrick	5/18/09	3/24/09	—	100,000 (4)	$3.69	$231,060
	5/18/09	3/24/09	5,000	—	—	$18,450
Talbot A. Harty	5/18/09	3/24/09	3,726 (2)	—	—	$13,749
	8/17/09	7/15/09	—	50,000 (4)	$5.99	$176,120
	11/2/09	10/15/09	2,122 (2)	—	—	$6,875
	2/1/10	10/15/09	1,569 (2)	—	—	$7,123
	3/8/10	3/8/10	—	30,000 (4)	$5.60	$102,168
Francois Le	5/18/09	3/24/09	2,710 (2)	—	—	$10,000
	8/17/09	7/15/09	—	40,000 (4)	$5.99	$140,896
	11/2/09	10/15/09	1,543 (2)	—	—	$4,999
	2/1/10	10/15/09	1,101 (2)	—	—	$4,999
	3/8/10	3/8/10	—	20,000 (4)	$5.60	$68,112
John F. McGrath, Jr.	5/18/09	3/24/09	3,726 (2)	—	—	$13,749
	8/17/09	7/15/09	—	40,000 (4)	$5.99	$140,896
	11/2/09	10/15/09	2,122 (2)	—	—	$6,875

(1) The grant date fair value of the equity awards was calculated under FASB ASC Topic 718.

(2) These awards were granted in connection with the Company's temporary salary reduction program, as described under "Compensation Discussion and Analysis –Elements of Compensation and Each Element is Paid – Base Salary," above.

(3) Mr. Wagenseller, our current CFO, participated in the Employee Option Exchange Program in September 2009, prior to becoming a Named Executive Officer in November 2009. On September 11, 2009, he tendered four out-of-the-money options for a total of 66,000 shares in exchange for four awards of restricted stock totaling 16,817 shares.

(4) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2010.

	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options					
Name	(#) Exercisable	(#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested (1)
C. Nicholas Keating, Jr.					—	—
	3,000	—	$5.37	4/16/2012		
	16,000	—	$3.40	8/13/2012		
	4,000	—	$8.34	8/12/2013		
	1,000	—	$7.08	5/18/2014		
	8,000	—	$6.71	8/10/2014		
	100,000	—	$4.55	7/25/2015		
	183,333	36,667 (2)	$5.43	10/30/2016		
	99,166	40,834 (2)	$10.75	5/7/2017		
	45,833	54,167 (2)	$4.38	5/5/2018		
	—	60,000 (2)	$5.99	8/17/2016		
David Wagenseller					13,488	$72,161
	1,000	—	$4.69	8/1/2015		
	10,500	—	$4.60	12/5/2015		
	—	10,000 (2)	$5.99	8/17/2016		
	—	25,000 (2)	$5.60	3/8/2017		
James Fitzpatrick	—	100,000 (2)	$3.69	5/18/2019	1,250	$6,688
Talbot A. Harty					—	—
	33,000	—	$10.36	11/10/2013		
	7,000	—	$6.91	7/19/2014		
	4,433	—	$4.69	8/1/2015		
	11,167	—	$4.59	10/11/2015		
	11,666	2,334 (2)	$5.43	10/30/2016		
	35,416	14,584 (2)	$10.75	5/7/2017		
	18,333	21,667 (2)	$4.38	5/5/2018		
	—	50,000 (2)	$5.99	8/17/2016		
	—	30,000 (2)	$5.60	3/8/2017		
Francois Le					1,250	$6,688
	67,500	22,500 (2)	$7.30	3/5/2017		
	—	40,000 (2)	$5.99	8/17/2016		
	—	20,000 (2)	$5.60	3/8/2017		
John F. McGrath, Jr. (3)					—	—
	50,000	—	$3.00	11/9/2011		
	10,000	—	$3.63	11/9/2011		
	35,000	—	$5.79	11/9/2011		
	40,000	—	$6.71	11/9/2011		
	40,000	—	$4.69	11/9/2011		
	100,000	—	$3.16	11/9/2011		
	18,125	—	$10.75	11/9/2011		
	16,875	—	$4.38	11/9/2011		

(1) The market value is based on the market closing price of the Common Stock on March 26, 2010, which was $5.35 per share.

(2) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

(3) Under the terms of his separation agreement, Mr. McGrath's equity awards that were exercisable as of the date of his termination remain exercisable for two years after such termination.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the vesting of all stock awards held by the Named Executive Officers during fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
C. Nicholas Keating, Jr.	—	—	23,516	$104,053
James Fitzpatrick			3,750	$18,150
Talbot A. Harty	—	—	8,787	$39,423
Francois Le	—	—	10,354	$47,690
John F. McGrath, Jr.	—	—	7,389	$33,533
David Wagenseller	634	$938	13,574	$60,233

Employment Contracts; Change in Control Arrangements

Of the Company's Named Executive Officers, Messrs. Keating, Fitzpatrick, and Harty each have a change in control agreement with the Company that provides for immediate vesting of all the executive officer's outstanding stock options and restricted stock in the event of the executive officer's termination of employment within one year after a "corporate transaction" or "change of control," as those terms are defined in the 1993 Option Plan and the 2008 Equity Incentive Plan. Under these agreements, termination of employment includes either termination by the Company for reasons other than cause or disability, or resignation by the officer for certain "good reasons," including a material reduction or alteration in authority, status or responsibility; a material reduction in base compensation; or relocation of the executive officer's principal place of work. The agreements further provide that, upon a termination under such circumstances, the Company will provide to the officer a severance payment equal to one year's base salary, and will pay the premiums for the officer's medical, dental, life and disability insurance for one year following the date of termination of employment, subject to execution and delivery by the officer of the Company's standard form of release. Except for Mr. Fitzpatrick's agreement, entered into as part of his initial hiring, these agreements were entered into prior to fiscal 2010. At the time of their execution, the Committee determined that the applicable benefits were in each case appropriate, and remain appropriate, when compared to our peer companies.

If a triggering event had taken place at the end of the last fiscal year, the Named Executive Officers with these agreements would have received the following benefits:

	Severance	Potential Acceleration of Unvested Stock Options (1)	Potential Acceleration of Unvested Restricted Stock (2)
C. Nicholas Keating, Jr.	$415,000	$52,542	—
James Fitzpatrick	$225,000	$166,000	$6,688
Talbot A. Harty	$285,000	$21,017	$7,330

(1) The value of the unvested and accelerated stock options is the difference between the exercise price of the option and $5.35 per share, the market closing price of the Common Stock on March 26, 2010, the end of the Company's fiscal 2010.

(2) The value of the unvested and accelerated restricted stock is $5.35 per share, the market closing price of the Common Stock at March 26, 2010, the end of the Company's fiscal 2010.

Equity Compensation Plan Information

The following table sets forth information as of March 26, 2010 with respect to the equity compensation plans under which Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	3,207,734	$5.67	2,659,701
Equity compensation plans not approved by security holders (2)	930,852	$6.99	—
Total	4,138,586		$2,659,701

(1) Shares issuable pursuant to the 1993 Option Plan and 2008 Equity Incentive Plan. The 1993 Option Plan expired in fiscal 2009 and there are no securities remaining available for future issuance. This amount does not include shares authorized under the 1998 Employee Stock Purchase Plan, which the Board of Directors has suspended.

(2) Shares issuable pursuant to the 1997 Stock Option Program, which expired in fiscal 2009 and under which no securities remain available for future issuance.

The Company's plans are described in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on June 9, 2010. See Note 9: "Stock-based Compensation."

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is responsible for appointing and determining the compensation of the independent auditors to conduct the annual audit of the Company's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of NASDAQ and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;
- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;
- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;
- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and
- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2010 be included in the Company's Annual Report on Form 10-K for the year ended March 26, 2010, for filing with the SEC, and the Board of Directors approved such inclusion.

Audit Committee Members

David R. Laube, Chairperson
Frederick D. D'Alessio
Dixon R. Doll

Relationship with Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The following table shows the fees paid or accrued by the Company for the audit and other services provided by Deloitte & Touche LLP for fiscal 2010 and 2009

	2010	2009
Audit fees (1)	$782,778	$915,700
Audit-related fees (2)	85,000	150,110
Tax fees (3)	6,169	6,281
All other fees	—	—
Total	$873,947	$1,072,091

(1) Audit fees are for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and audit services provided in connection with statutory or regulatory filings and in connection with the audit of the Company's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." Audit-related fees in fiscal 2010 were related to (i) the Company's response to comments from the U.S. Securities and Exchange Commission related to certain periodic reports filed by the Company, (ii) the registration of additional Common Stock issuable under the 2008 Equity Incentive Plan as increased in August 2009, and (iii) the Employee Option Exchange Program completed in September 2009.

(3) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the Audit Committee is informed about each service, and the policies and procedures do not result in the delegation of the Audit Committee's authority to management.

RELATED PERSON TRANSACTIONS

The Audit Committee of the Board of Directors, pursuant to its master agenda but not pursuant to written policies or procedures, considers at each regular quarterly meeting any transactions between the Company and related persons. There were no transactions involving the Company and any related person during fiscal 2010, and there were no such transactions pending as of the date of this proxy statement.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference certain information into the proxy statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC and are making available to you together with this proxy statement. The information incorporated by reference is deemed to be part of this proxy statement. This proxy statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2010, which is available along with this proxy statement at www.proxyvote.com.

The Company will mail to any stockholder of record without charge, upon written request, a proxy statement and a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 26, 2010, including the financial statements, schedules, and list of exhibits thereto. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Proposals of stockholders that are intended to be presented at the Company's annual meeting of stockholders to be held in 2011 (the "2011 Annual Meeting") must be received by the Company no later than March 8, 2011 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2011 Annual Meeting.

In addition, pursuant to the Company's bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual stockholder meeting, such stockholder is required to provide the Company with advance written notice at least 60 days prior to such meeting (no later than June 12, 2011, assuming the 2011 Annual

Meeting is held on August 11, 2010). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

By order of the Board of Directors,



July 6, 2010

C. Nicholas Keating, Jr.
President and Chief Executive Officer

Officers

C. Nicholas Keating, Jr.
President and Chief Executive Officer

James T. Fitzpatrick
Vice President of NET and President of N.E.T. Federal

Talbot A. Harty
Vice President, Chief Development Officer

Francois P. Le
Vice President, Global Sales

Pete Patel
Vice President, Global Operations

Frank Slattery
Vice President, General Counsel, and Corporate Secretary

David Wagenseller
Vice President and Chief Financial Officer

Directors

Dixon R. Doll (Chairman of the Board)
Co-Founder and General Partner, Doll Capital Management

Frederick D. D'Alessio
Retired Telecommunications Industry Executive

C. Nicholas Keating, Jr.
President and Chief Executive Officer, NET

David R. Laube
Executive in Residence, School of Business, University of Colorado Denver

Corporate Information

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on August 10, 2010, at the Company's headquarters in Fremont. California.

NET on the Internet
Network Equipment Technologies' home page on the World Wide Web contains background on the Company and its products, financial results, and other useful information. The Company's website is located at www.net.com.

Investor Relations
Network Equipment Technologies welcomes inquiries from its stockholders and other interested investors. To access the Company's Annual Report, Form 10-K, quarterly financial results, and other corporate information, please visit our website or contact:

Investor Relations
Network Equipment Technologies, Inc.,
6900 Paseo Padre Parkway, Fremont. CA 94555
telephone: 510-713-7300
e-mail: investor_relations@net.com

Transfer Agent
Computershare Trust Company, NA
Providence, Rhode Island

Independent Auditor
Deloitte & Touche LLP
San Jose, California

Forward-looking Statements

Statements made in this Annual Report, including the Letter to Stockholders, that are not a description of historical facts are forward-looking statements. Actual results may differ materially due to the risks and uncertainties inherent in the Company's business and business strategy, such as those involving product development, customer adoption, and market opportunities.



net

Network Equipment Technologies

www.net.com

NWK
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